Form 10KSB, Exhibit 13
period 2000-09-30
DUTCHFORK BANCSHARES INC
filed 2000-12-29
CIK 1107710

DutchFork Bancshares, Inc.

2000 ANNUAL REPORT

President's Message                                                    1

Business of the Corporation                                            2

Selected Financial and Other Data                                      3

Management's Discussion and Analysis                                   5

Report of Independent Auditor                                         15

Consolidated Balance Sheets as of September 30, 2000 and 1999         16

Consolidated Statements of Income for the Years Ended September
30, 2000 and 1999                                                     18

Consolidated Statements of Comprehensive Operations for the
Years Ended September 30, 2000 and 1999                               20

Consolidated Statements of Changes in Stockholders' Equity for
the Years Ended September 30, 2000 and 1999                           21

Consolidated Statements of Cash Flows for the Years Ended
September 30, 2000 and 1999                                           22

Notes to Consolidated Financial Statements                            24

Directors and Officers                                                54

Corporate Information                                                 54

Stockholder Information                                               55

Common Stock Information                                              55

                                     [LOGO]
                           DUTCHFORK BANCSHARES. INC.

President's Message

To Our Stockholders:

On behalf of the Board of Directors, officers and employees of DutchFork Bancshares and its wholly owned subsidiary, Newberry Federal Savings Bank, it is my privilege to present to you the "first" annual report following our conversion to a public company after having operated as a mutual institution for 70 years.

Rather than repeat to you the numbers shown on the following pages, I will try to give you more of an insight into our history, our appreciation for your support and some of our intentions for the future. We believe you expect personal contact and service from personnel that truly take an interest in your needs. At the same time, we find it necessary to invest in modern equipment to fulfill the needs of customers that have limited time. We will strive to balance these needs.

We would like to express our sincerest thanks to our customers, friends and associates who invested in the Company during our conversion. Your Board of Directors, the officers and staff will endeavor to protect and reward your investment.

We intend to continue with our primary business of serving the residential real estate market and the banking needs of the people in our communities. Our management and Board of Directors are dedicated to enhancing shareholder value, meeting with the needs of our customers and providing a challenging and rewarding work environment for our employees.

A primary goal of management is to expand our market share. To accomplish this, we are exploring new products, including Internet banking, as well as expanding our current line of products. We are also in the process of investing in new technology through a new computer system. Newberry Federal will strive to capitalize on customer service opportunities and provide quality services to attract and retain new customers.

As proud as we are of our 70-year  history,  the  prospects  for the  future are
very bright and exciting.  The opportunity and challenge   exist to expand   our
customer base,  enhance   shareholder    value  and stay competitive   with the
latest technology.

Thank you for your support and investment in DutchFork Bancshares, Inc. and Newberry Federal Savings Bank.


Sincerely.

/s/ J. Thomas Johnson

J. Thomas Johnson
President & C.E.O.



  P.O. Box 417 . 1735 Wilson Road . Newberry, SC 29108 . Phone (803)321-3200 .
                               Fax (803) 321-3225

BUSINESS OF THE CORPORATION

DutchFork Bancshares, Inc. (the "Company"), a unitary thrift holding company incorporated under the laws of Delaware, owns all of the issued and outstanding common shares of Newberry Federal Savings Bank ("the Bank"), a federally chartered stock savings bank. On July 5, 2000, the Company acquired all of the common stock issued by the Bank upon its conversion from a federally chartered mutual savings bank to a federally chartered stock savings bank. The Company's activities have been limited primarily to holding the common shares of the Bank.

The Bank is a traditional savings bank, specializing in the acceptance of retail deposits from the general public in the areas surrounding its four full-service offices and using those funds, together with funds from operations, the conversion and borrowings, to originate residential mortgage loans and consumer loan and to a lesser extent, construction, land and commercial business loans. In addition, the Bank invests significant funds in mortgage-backed securities including collateralized mortgage obligations. The Bank could experience interest rate risk because of its significant investment securities portfolio. The Bank's revenues are derived principally from interest and fees on loans originated and interest and dividends on investments and mortgage-backed securities.

As a savings and loan holding company, the Company is subject to regulation, examination and oversight by the Office of Thrift Supervision of the United State Department of the Treasury ("OTS"). As a federally chartered stock savings bank, the Bank is subject to regulation, examination and oversight by the OTS. The Bank is also subject to general oversight by the FDIC. The Bank is also a member of the FHLB of Atlanta.

SELECTED FINANCIAL AND OTHER DATA

The following tables contain certain information concerning the financial position and results of operations of the Company. You should read this information in conjunction with the consolidated financial statements included in this report.

                                                                    At September 30,
                                          -------------------------------------------------------------------
                                               2000              1999             1998              1997
                                          --------------    --------------   --------------    --------------
                                                                     (In thousands)
Selected Consolidated Financial Data:
     Total assets                           $ 224,068         $ 211,151        $ 182,775         $ 175,575
     Cash and cash equivalents                  2,835             3,256            4,964             8,867
     Loans, net                                78,308            75,324           71,249            65,997
     Securities held-to-maturity:
         Mortgage-backed securities, net        3,874             4,466            6,819             6,826
         Investment securities, net             1,141             1,141            1,346             4,461
     Securities available-for-sale:
         Mortgage-backed securities, net      105,965            96,885           85,152            75,504
         Investment securities, net            24,772            22,068            6,542             7,916
     Deposit accounts                         147,731           137,537          141,702           128,721
     Federal Home Loan Bank advances           35,000            39,240           20,600            27,600
     Other borrowings                           2,755             7,370         -                 -
     Total equity                              31,296            16,701           18,771            17,425
     Repossessed assets                            22                14               19                 4
     Nonperforming assets and
        troubled debt restructurings              185               243              384               242

                                                                Year Ended September 30,
                                          ----------------------------------------------------------------
                                             2000              1999             1998              1997
                                          -----------       -----------     ------------      ------------
                                                        (In thousands, except per share amounts)
Selected Consolidated Operating Data:
     Total interest income                $    15,529       $    12,490     $     12,299      $     11,829
     Total interest expense                     9,093             7,490            7,555             7,287
                                          -----------       -----------     ------------      ------------
         Net interest income                    6,436             5,000            4,744             4,542
     Provision for loan losses                    340               142               85                70
                                          -----------       -----------     ------------      ------------
         Net interest income after
            provision for loan losses           6,096             4,858            4,659             4,472
     Noninterest income                         1,118             1,155            1,536             1,464
     Noninterest expense                        4,695             4,228            4,109             4,082
                                          -----------       -----------     ------------      ------------
     Income before income taxes                 2,519             1,785            2,086             1,854
     Provision for income taxes                   890               771              834               728
                                          -----------       -----------     ------------      ------------
         Net income                       $     1,629       $     1,014     $      1,252      $      1,126
                                          ===========       ===========     ============      ============
     Basic income per share               $      1.13       $       N/A     $        N/A      $        N/A
                                          ===========       ===========     ============      ============

                                                            At or For the Year Ended September 30,
                                            -------------------------------------------------------------------
                                                 2000              1999             1998              1997
                                            --------------    --------------   --------------    --------------
Selected Consolidated Operating
   Ratios and Other Data (1):
Performance Ratios:
     Average yield on interest-earning assets      7.38%             6.94%            7.12%             7.21%
     Average rate paid on interest-bearing
        liabilities                                4.64              4.50             4.73              4.72
     Average interest rate spread (2)              2.74              2.44             2.40              2.49
     Net interest margin (3)                       3.06              2.78             2.75              2.77
     Ratio of interest-earning assets to
        interest-bearing liabilities             107.45            108.16           108.02            106.36
     Net interest income after provision for
        loan losses to noninterest expense       129.84            114.91           113.38            109.56
     Noninterest expense as a percent of
        average assets                             2.12              2.26             2.28              2.36
     Return on average assets                      0.74              0.54             0.69              0.65
     Return on average equity                      8.13              5.43             6.79              6.82
     Ratio of average equity to average
        assets                                     9.04              9.97            10.23              9.56
Regulatory Capital Ratios:
     Tangible capital ratio                       15.27              9.24            10.28              9.96
     Core capital ratio                           15.27              9.24            10.28              9.96
     Risk-based capital ratio                     32.34             17.39            24.89             21.29
Asset Quality Ratios:
     Nonperforming loans and troubled
        debt restructurings as a percent
        of total loans (4)                         0.20              0.30             0.51              0.35
     Nonperforming assets and troubled
        debt restructurings as a percent
        of total assets (5)                        0.08              0.12             0.21              0.14
     Allowance for loan losses as a
        percent of total loans                     0.56              0.24             0.25              0.28
     Allowance for loan losses as a
        percent of nonperforming loans
        and troubled debt restructurings (4)     251.48             80.79            49.59             80.25
     Net loans charged-off to average
        interest-earning loans                     0.19              0.18             0.14              0.17
Number at end of period:
     Full service offices                             4                 4                4                 4
     Mortgage loans                               3,866             3,807            3,823             3,766
     Deposit accounts                            16,906            16,266           15,728            14,762


(1) Asset quality ratios and regulatory capital ratios are end of period ratios. All ratios are based on average monthly balances during the indicated periods.
(2) The average interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.
(3) The net interest margin represents net interest income as a percent of average interest-earning assets.
(4)  Nonperforming loans consist solely of all nonaccrual loans.
(5) Nonperforming assets consist of nonperforming loans, troubled debt restructurings, other repossessed assets and real estate owned.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

General

The following is management's analysis of DutchFork Bancshares' (the "Company") consolidated financial condition and consolidated results of operations as of and for the years ended September 30, 2000 and 1999. This discussion is designed to provide a more comprehensive review of the operating results and financial position than could be obtained from an examination of the consolidated financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data included elsewhere in this report.

The Conversion was consummated on July 5, 2000. A total of 1,560,550 shares of the Company's common stock were sold at a price of $10.00 per share, and the net proceeds from the sale were $13,319,013 after deducting the costs of the conversion and the shares issued to the Employee Stock Ownership Plan ("ESOP") which were financed by a loan from the Company. The majority of the net proceeds, or $13,229,000, were invested in the capital stock issued by Newberry Federal Savings Bank (the "Bank") in connection with the Conversion.

The Bank provides financial services from its four banking locations in Newberry and western Lexington Counties in South Carolina. The Bank's principal business is attracting deposits from the general public and using these funds to originate loans and invest in mortgage-backed and other securities. The Bank's results of operations depend primarily on net interest income, which is the difference between the interest income earned on interest-earning assets, such as loans and securities, and the interest expense on interest-bearing liabilities, such as deposits and borrowings. The Bank also earns non-interest income primarily from gains on sales of securities and service charges and other fees earned on deposit accounts and loans. The Bank's non-interest expenses primarily consist of employee compensation and benefits, occupancy expense, advertising and other operating expenses. Results of operations are also affected by general economic and competitive conditions, notably changes in market interest rates, government policies and regulations. The Bank exceeded all of its regulatory capital requirements at September 30, 2000.

In addition to serving the financial service needs of consumers within its primary market area, the Bank has demonstrated its commitment to its local communities through philanthropy. Since 1990, it has made monetary gifts and donations totaling $1.9 million to various cultural, educational and civic organizations operating within its primary market area. The Bank's targeted gifts have been investments in the community primarily to promote economic growth and stability. The relative economic health of the community is directly related to the future growth of the business. The Bank intends to continue its tradition of local community support.

The Company is not aware of any trends, event or uncertainties that will have or are reasonably likely to have a material effect on its liquidity, capital resources or operations except as discussed in this report. The Company is not aware of any current recommendations by regulatory authorities that would have such an effect if implemented.

Forward-Looking Statements

When used in this report or future filings by the Company with the Securities and Exchange Commission, or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer of the Company, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "believe" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and to advise readers that various factors, including but not limited to regional and national economic conditions, changes in levels of market interest rates, credit risks of lending activities and competitive and regulatory factors, could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected.

The Company does not undertake, and specifically disclaims, any obligation to publicly release the result of any revisions which may be made to any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Operating Strategy

The Bank is an independent, community-oriented savings bank, delivering quality customer services and offering a wide range of deposit and loan products to its customers. Because of weak loan demand in the Bank's primary market area, management has maintained a substantial investment in investment securities and mortgage-backed securities classified as available-for-sale. Management's objective in managing the securities portfolio is to maintain a portfolio of high quality, highly liquid investments with competitive returns in order to maximize current income without compromising credit quality.

Going forward, one of management's objectives is to reduce the Bank's exposure to rising interest rates. Rising market interest rates would likely reduce the Bank's net interest income because its interest-bearing liabilities, which are primarily short-term borrowings and short-term deposits, would reprice faster than its interest-earning assets, which include a large portion of fixed-rate loans and long-term investment securities.

Comparison of Financial Condition at September 30, 2000 and September 30, 1999

Total assets increased by $12.9 million from September 30, 1999, to $224.1 million at September 30, 2000. Loans receivable increased by $3.0 million, comprised mainly of consumer and small commercial and real estate loans. Investment securities available-for-sale increased $2.7 million due to the purchase of adjustable-rate securities as a hedge against the fixed-rate loans in the loan portfolio. Mortgage-backed securities held-for-investment decreased $591,000 due to repayments and prepayments. Mortgage-backed securities available-for-sale increased $9.1 million as a result of purchases exceeding both payments and sales. Management invests funds in private issues of mortgage-backed securities to achieve higher yields and an overall shorter weighted average maturity than may be obtained solely through investment in U.S. government guaranteed mortgage-backed securities. The lack of a government guarantee is partially offset by the sinking funds attributable to most private issues. A sinking fund is a contractual obligation that requires the issuer to retire a specified portion of the mortgage-backed securities debt each year. Deposit accounts increased $10.2 million from September 30, 1999 to September 30, 2000, comprised mainly of shorter term certificates of deposit and checking accounts. Management attributes this growth to competitive pricing and the closing of branches of other banks in its primary market area. The funds generated from loan repayments, securities prepayments and maturities and increased deposit accounts were partially used to reduce Federal Home Loan Bank advances and other borrowings, with the remaining funds invested in cash and cash equivalents.

At September 30, 1999, total equity was $16.7 million, which consisted of retained earnings of $20.6 million reduced by a $3.9 million unrealized loss. At September 30, 2000, total equity was $31.3 million, an increase of $14.6 million reflecting the $13.3 million net proceeds of the offering and $1.3 million of comprehensive income for the year. Retained earnings at September 30, 2000 of $22.2 million is reduced by a $4.2 million unrealized loss, net of taxes, on the investment securities and mortgage-backed securities portfolios classified as available-for-sale. Because the Bank has a substantial portfolio of investment securities and mortgage-backed securities available-for-sale, the market values of these securities fluctuates significantly as a result of changes in market interest rates.

Comparison of Operating Results for the Years Ended September 30, 2000 and 1999

Net income. Net income increased from $1.0 million in 1999 to $1.6 million in 2000 primarily as a result of an increase of $1.4 million in net interest income.

Net interest income. Net interest income increased from $5.0 million in 1999 to $6.4 million in 2000 primarily as a result of a slight increase in the interest rate spread from 2.44% to 2.74%, and an increase in the dollar amount of interest-earning assets. While interest-earning liabilities also increased, the Bank received the net margin along with a greater increase in interest-earning assets than liabilities due to the $13.2 million proceeds of the offering.

Provision for Loan Losses. The provision for loan losses increased from $142,000 in 1999 to $340,000 in 2000. During the first half of the year, there was evidence of increasing consumer loan losses due to changes in the economy; therefore, efforts were made to increase the allowance for loan losses. Since by year-end overall charge-offs, net of recoveries, had declined, the result was an increase in the allowance for loan losses by approximately $281,000. Management believes the allowance is adequate at September 30, 2000. However, no assurances can be given that the allowance for loan losses will not have to be increased in the future.

Noninterest income. While noninterest income decreased by only $37,000 for the year ended September 30, 2000, there were some more significant changes in the components. Bank service charges increased by $86,000 due to increases in fees received on checking accounts, debit cards and ATM transaction fees. Net gains of the sale of securities decreased by $100,000, due to the rising interest rates, which decrease imbedded gains in the securities portfolio. The Bank manages its unrealized losses through a continuing attempt to match maturities of assets and liabilities while seeking to maintain a profit margin. On a quarterly basis, the Bank conducts a detailed review of its interest rate risk exposure and the effects on capital of any restructuring of the portfolio that might be deemed appropriate. As part of this process, the Bank takes advantage of opportunities to shorten asset maturities and has taken steps to increase the percent of adjustable-rate mortgage-backed securities. In addition, the Bank attempts to extend the maturity of liabilities when borrowing money and occasionally uses interest rate swaps to limit the effects of market interest rate fluctuations. See Note 14 to the consolidated financial statements.

Noninterest expense. Noninterest expense totaled $4.7 million for the year ended September 30, 2000 compared to $4.2 million for the same period in 1999. The increase of $468,000 was primarily a result of a $54,000 increase in furniture and equipment, a $32,000 increase in professional fees, a $203,000 increase in charitable contributions to promote economic development in the community, a $39,000 increase in compensation and benefits, a $34,000 increase in other expense and a $115,000 increase in the cost of interest rate caps and a floor. The significant increase in contributions reflected the Company's continued commitment to the community. The other major increase was in the amortization of the expense of interest rate caps and a floor. See Note 14 to the consolidated financial statements.

Provision for Income Taxes. The provision for income taxes increased between 1999 and 2000 as a result of higher income before income taxes.

Average Balances, Interest and Average Yields/Costs

The following table presents certain information for the periods indicated regarding average balances of assets and liabilities, as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. Average balances were derived from monthly balances.


                                                                                    Year Ended September 30,
                                                               -----------------------------------------------------------------
                                         At September 30, 2000                2000                             1999
                                         --------------------- --------------------------------  -------------------------------
                                                                                        Average                          Average
                                                      Yield/    Average                  Yield/    Average                Yield/
                                          Balance     Rate      Balance      Interest     Rate     Balance   Interest      Rate
                                        -----------  -------  ----------   ----------   --------  --------- ----------   -------
Interest-earning assets:

     Loans receivable (1)               $   78,308     7.89%  $   76,438   $    6,182     8.09%   $  73,561 $    5,780     7.86%
     Mortgage-backed securities (2)        109,840     6.64      107,362        7,288     6.79       90,625      5,708     6.30
     Investment securities (3)              22,976     7.06       21,157        1,623     7.67        9,451        538     5.69
     Interest-bearing deposits                 408    17.65        1,335           72     5.39        1,878         95     5.06
     Federal funds sold                          -        -        1,322           67     5.07        2,059        101     4.91
     Other                                   2,937    10.10        2,889          297    10.28        2,525        268    10.61
                                        -----------           ----------   ----------             --------- ----------
         Total interest-earning
            assets                         214,469     7.24      210,503       15,529     7.38      180,099     12,490     6.94
     Noninterest-earning assets              9,599                10,927                              7,081
                                        -----------           ----------                          ---------
         Total assets                    $ 224,068             $ 221,430                          $ 187,180
                                        ===========           ==========                          =========

Interest-bearing liabilities:
     Deposit accounts                    $ 147,731     4.63    $ 150,921        6,846     4.54    $ 139,440      5,990     4.30
     Federal Home Loan Bank
        advances                            35,000     6.00       35,292        2,099     5.95       24,944      1,438     5.76
     Other borrowings                        7,541     1.96        9,694          148     1.53        2,121         62     2.92
                                        -----------           ----------   ----------             --------- ----------
         Total interest-bearing
            liabilities                    190,272     4.78%     195,907        9,093     4.64%     166,505      7,490     4.50%
     Noninterest-bearing
        liabilities                          2,500                 5,496                              2,013
                                        -----------           ----------                          ---------
         Total liabilities                 192,772               201,403                            168,518
     Total retained earnings                31,296                20,027                             18,662
                                        -----------           ----------                          ---------
         Total liabilities and
            retained earnings            $ 224,068             $ 221,430                          $ 187,180
                                        ===========           ==========                          =========
Net interest-earning assets              $  24,197             $  14,596                          $  13,594
Net interest income/interest
   rate spread (4)                                     2.46%               $    6,436     2.74%             $    5,000     2.44%
Net interest margin as a
   percentage of interest-
   earning assets                                      3.00%                              3.06%                            2.78%
Ratio of interest-earning
   assets to interest-bearing
   liabilities                                       112.72%                            107.45%                          108.16%

(1)      Balances  are  net of  deferred  loan  origination  costs,  undisbursed proceeds  of  construction  loans in process,  and  include  nonaccrual loans.
(2)      Includes    mortgage-backed    securities     available-for-sale    and
         held-to-maturity.
(3)      Includes investment securities available-for-sale and held-to-maturity.
(4) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(5) Net interest margin represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

The following table presents the effects of changing rates and volumes on the interest income and interest expense of the Bank. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume, which cannot be segregated, have been allocated proportionately based on the absolute value of the change due to rate and the change due to volume.

                                            Year Ended September 30, 2000          Year Ended September 30, 1999
                                                     Compared to                            Compared to
                                            Year Ended September 30, 1999          Year Ended September 30, 1998
                                        -----------------------------------      ---------------------------------
                                          Rate         Volume         Net         Rate        Volume         Net
                                        --------      --------     --------      -------     --------     --------
                                                                   (Dollars in thousands)
Interest-earning assets:
     Loans                              $    172      $    230     $    402      $  (411)    $    462     $     51
     Mortgage-backed securities (1)          468         1,112        1,580          313          503          816
     Investment securities (1)               238           847        1,085         (152)        (306)        (458)
     Interest-earning deposits with
        banks                                  7           (30)         (23)         (38)         (21)         (59)
     Other borrowings                        (25)           (9)         (34)        (135)         (29)        (164)
     Other                                    21             8           29            3            2            5
                                        --------      --------     --------      -------     --------     --------
         Total interest-earning
            assets                           881         2,158        3,039         (420)         611          191

Interest-bearing liabilities:
     Deposit accounts                        346           510          856         (358)          96         (262)
     Federal Home Loan Bank
        advances                            (102)          763          661           44          104          148
     Federal funds borrowed                    6            80           86           19           30           49
                                        --------      --------     --------      -------     --------     --------
         Total interest-bearing
            liabilities                      250         1,353        1,603         (295)         230          (65)
                                        --------      --------     --------      --------    --------     --------
Increase (decrease) in net interest
   income                               $    631      $    805     $  1,436      $  (125)    $    381     $    256
                                        ========      ========     ========      ========    ========     ========

------------------

(1) Includes securities available-for-sale and held-to-maturity on a tax equivalent basis.

Asset and Liability Management

The Bank is particularly subject to interest rate risk because a large percentage of the Bank's interest-earning assets have longer maturities than the maturities of the Bank's interest-bearing liabilities, which reduces the Bank's income as interest rates rise. In addition, the Bank's capital levels can fluctuate with changes in market interest rates as a result of market value change on its investment in long-term fixed rate U.S. Government agency securities, certain deep discounted, fixed-rate collateralized mortgage obligations and long-term zero coupon bonds. At September 30, 2000, the Bank held $38.1 million of these securities, or 17.0% of its total assets.

The Bank has sought to reduce the exposure of its earning to changes in market interest rates by attempting to manage the mismatch between asset and liability maturities and interest rates. The Bank seeks to achieve this objective by increasing the interest rate sensitivity of its interest-earning assets by originating, for its portfolio, adjustable-rate mortgage loans and shorter term commercial and consumer loans, as well as decrease the average lives of its investment securities and mortgage-backed securities portfolios. The Bank relies on retail deposits as its primary source of funds. The Bank also seeks to sell conforming fixed-rate mortgage loans with maturities of more than 15 years. Management believes retail deposits, compared to brokered deposits, reduce the effects of interest rate fluctuations because they generally represent a more stable source of funds. The Bank also intends to decrease the interest rate sensitivity of its interest-bearing liabilities by attempting to increase the maturity of its borrowings and deposit accounts.

In managing its asset/liability mix and in an effort to enhance net interest, the Bank, depending on the relationship between long- and short-term interest rates, market conditions and consumer preference, often places more emphasis on managing short-term net interest margin than on better matching the interest rate sensitivity of its assets and liabilities. Management believes that the increased net interest income resulting from a mismatch in the maturity of its asset and liability portfolios can, during periods of declining or stable interest rates, provide adequate returns to justify the increased exposure to sudden and unexpected increases in interest rates. See Note 14 to the consolidated financial statements.

The Office of Thrift Supervision uses certain assumptions in assessing the interest rate risk of savings associations. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates and the market values of certain assets under differing interest rate scenarios, among others. As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, if interest rates change, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

The Bank primarily utilizes an interest rate risk report prepared by the Office of Thrift Supervision to review its level of interest rate risk. The following table, which was prepared by the Office of Thrift Supervision, presents the changes in the Bank's net portfolio value at September 30, 2000, that would occur upon an immediate change in interest rates based on Office of Thrift Supervision assumptions, but without effect to any steps that management might take to counteract that change. Net portfolio value is the present value of expected cash flows from assets, liabilities and off-balance sheet contracts. A higher net portfolio value ratio indicates a lower level of interest rate risk.

                                                      Net Portfolio Value as a % of
                                                                 Present
                                                              Value of Assets
  Change in                                           -----------------------------
Interest Rates           Net Portfolio Value          Net Portfolio
In Basis Points    --------------------------------       Value
(Rate Shock)       Amount       Change     % Change       Ratio        Change (1)
------------       -------    ---------    --------       -----        ----------
     300           $21,486    $(15,224)      (41)%        10.59%        $ (554)
     200            27,050      (9,661)      (26)         12.78           (335)
     100            32,337      (4,373)      (12)         14.68           (145)
  Static            36,710           -         -          16.12              -
    (100)           41,440       4,730        13          17.62            150
    (200)           42,378       5,668        15          17.74            161
    (300)           41,824       5,114        14          17.33            121

----------------
(1)      Expressed in basis points.


As presented in the above table, based on the assumptions by the Office of Thrift Supervision as of September 30, 2000, it is estimated that a sudden 200 basis point increase in interest rates would decrease the Bank's net portfolio value by $9.7 million, or 26.3% at fiscal year-end. The Net Portfolio Value ratio of 12.78% as indicated in the above table at 200 basis points rate shock satisfied the 4% requirement imposed by the OTS in connection with its approval of the Conversion.

Liquidity and Capital Resources

Liquidity management is both a daily and long-term responsibility of management. The Bank adjusts its investment in liquid assets based upon management's assessment of expected loan demand, expected deposit flows, yields available on interest-earning deposits and investment securities, and the objectives of its asset/liability management program. Excess liquid assets are invested generally in interest-earning overnight deposits and short- and immediate-term U.S. Government and agency obligations and mortgage-backed securities. If the Bank requires funds beyond its ability to generate them internally, it has additional borrowing capacity with the Federal Home Loan Bank of Atlanta.

The desired level of liquidity for the Bank is determined by management in conjunction with the Asset/Liability Committee of the Bank. The level of liquidity is based on management's strategic direction for the Bank's commitments to make loans and the Committee's assessment of the Bank's ability to generate funds. Historically, sources of liquidity have included net deposits to savings accounts, amortizations and prepayments of loans, Federal Home Loan Bank advances, reverse repurchase agreements and sales of securities and loans held for sale.

The Bank's most stable and traditional source of funding has been the attraction and retention of deposit accounts, the success of which it believes is based primarily on the strength and reputation of the Bank, effective marketing and rates paid on deposit accounts. The Bank has a significant market share of deposits in Newberry County. Due to the migration of traditional savings balances to non-deposit investment products, including the equity markets, annuities and mutual funds, the pool of retail deposit funds held in financial institutions has contracted over time, resulting in the Bank relying more on other sources of funds.

The Bank's primary sources of funds are deposits and proceeds from principal and interest payments on loans and mortgage-backed securities. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. The Bank generally manages the pricing of its deposits to be competitive and to increase core deposit relationships. Other primary sources of funds include borrowings from the Federal Home Loan Bank of Atlanta, principal repayments on loans and mortgage-backed securities, reverse repurchase agreements and sales of loans.

Federal regulations require the Bank to maintain minimum levels of liquid assets. The required percentage has varied from time-to-time based upon economic conditions and savings flow and is currently 4.0% of net withdrawable savings deposits and borrowings payable on demand or in one year or less during the preceding calendar month. Liquid assets for purposes of this ratio include cash, certain time deposits, U.S. Government, government agency and corporate securities and other obligations generally having remaining maturities of less than five years. The Bank has historically maintained its liquidity ratio for regulatory purposes at levels in excess of those required. At September 30, 2000, the Bank's liquidity ratio for regulatory purposes was 78.8%.

The Bank's most liquid assets are cash and short-term investments. The levels of these assets depend on the Bank's operating, financing, lending and investing activities during any given period. At September 30, 2000, cash and short-term investments totaled $6.2 million. The Bank has other sources of liquidity if a need for additional funds arises, including securities maturing within one year and the repayment of loans. The Bank may also sell securities available-for-sale, and use federal funds purchased and Federal Home Loan Bank of Atlanta advances as sources of funds. At September 30, 2000, the Bank had the ability to borrow a total of approximately $56.2 million from the Federal Home Loan Bank of Atlanta. On that date, the Bank had outstanding advances of $35.0 million.

At September 30, 2000, the Bank had outstanding commitments to originate loans of $683,000, $471,000 of which had fixed interest rates. These loans are to be secured by properties located in its primary market area. The Bank anticipates that it will have sufficient funds available to meet its current loan commitments. Loan commitments have, in recent periods, been funded through liquidity or through Federal Home Loan Bank borrowings. Certificates of deposit which are scheduled to mature in one year or less from September 30, 2000 totaled $88 million. Management believes, based on past experience, that a significant portion of such deposits will remain with the Bank. Based on the foregoing, the Bank considers its liquidity and capital resources sufficient to meet its outstanding short-term and long-term needs.

The Bank is subject to various regulatory capital requirements imposed by the Office of Thrift Supervision. At September 30, 2000, Newberry Federal was in compliance with all applicable capital requirements.

Impact of Inflation and Changing Prices

The consolidated financial statements and related data presented in this prospectus have been prepared in conformity with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike many industrial companies, substantially all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a more significant impact of the Company's performance than the general level of inflation. Over short periods of time, interest rates may not necessarily move in the same direction or in the same magnitude as inflation.

Impact of New Accounting Standards

Accounting for Derivative Instruments and Hedging Activities. Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," addresses the accounting for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. As recently amended by Statement of Financial Accounting Standards No. 137, the statement is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. On that date, hedging relationships shall be designed in accordance with the statement. Earlier application is encouraged but is permitted only at the beginning of any fiscal quarter that begins after issuance of the statement. Earlier application of selected provisions of the statement is not permitted. The statement shall not be applied retroactively to financial statements of prior periods. The statement is not expected to have a material adverse impact on the consolidated financial position or results of operations of the Company.

Accounting for Mortgage-Backed Securities Retained After the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise. Statement of Financial Accounting Standards No. 134, "Accounting for Mortgage-Backed Securities Retained After the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise," issued in October 1998, amends Statement of Financial Accounting Standards No. 65, "Accounting for Certain Mortgage Banking Activities," and Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," for years beginning after December 15, 1998. Statement of Financial Accounting Standards No. 134 allows entities with mortgage banking operations which convert pools of mortgages into securities to classify these securities as available-for-sale, trading or held-to-maturity, instead of the current requirement to classify these pools as trading. The Company adopted this standard on October 1, 1999; however, the impact was not material to the consolidated financial statements.

                      [Letterhead of Clifton D. Bodiford]

                          Report of Independent Auditor

The Board of Directors

DutchFork Bancshares, Inc. and Subsidiaries
Newberry, South Carolina

I have audited the accompanying consolidated balance sheets of DutchFork Bancshares, Inc. and Subsidiaries as of September 30, 2000 and 1999, and the related consolidated statements of income, comprehensive operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted the audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DutchFork Bancshares, Inc. and Subsidiaries at September 30, 2000 and 1999 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                        /s/ Clifton D. Bodiford

November 3, 2000

                           DutchFork Bancshares, Inc.
                                and Subsidiaries
                           Consolidated Balance Sheets

                                                                 At September 30,
                                                              2000              1999
                                                         -------------  ----------------
Assets

Cash and cash equivalents (Notes 1, 2
   and 12)                                                 $  2,834,538   $  3,256,053
Investments and mortgage-backed securities
  (Notes 1, 3, 7 and 12):
     Available-for-sale:
         Investments (cost of $27,429,604 and
           $24,577,854 at September 30, 2000
           and 1999 respectively)                            24,772,470     22,067,828
         Mortgage-backed securities (cost of
           $110,102,612 and $100,578,925 at
           September 30, 2000 and 1999
           respectively)                                    105,965,236     96,884,504
     Held-to-maturity:
         Investments (fair value of
           $1,141,000 and $1,141,000 at
           September 30, 2000 and 1999
           respectively)                                      1,141,000      1,141,000
         Mortgage-backed securities (fair
           value of $3,493,114 and $4,339,769
           at September 30, 2000 and 1999
           respectively)                                      3,874,486      4,465,704
Loans receivable (Notes 1, 4, 7, 10, and 12)                 78,307,565     75,324,278
Repossessed assets                                               22,246         14,271
Premises, furniture and equipment, net (Notes
   1 and 5)                                                   3,600,824      3,656,352
Accrued interest receivable:
     Loans and mortgage-backed securities
        (Note 1)                                                560,940        489,453
     Investments and other property                             925,279        778,828
Prepaid assets                                                  351,971        255,218
Prepaid income tax and tax refunds
   receivable                                                    43,600      1,440,936
Deferred tax asset (Notes 1 and 9)                              566,355        461,406
Other                                                         1,101,479        914,991
                                                           ------------   ------------
Total assets                                               $224,067,989   $211,150,822
                                                           ============   ============

                           DutchFork Bancshares, Inc.
                                and Subsidiaries
                     Consolidated Balance Sheets (continued)


                                                                   At September 30,
                                                               2000                 1999
                                                          --------------        ------------
Liabilities and stockholders' equity
Liabilities:
     Deposit accounts (Note 6, 12 and
        14)                                                 $147,730,669        $137,537,411
     Federal Home Loan Bank advances
        (Notes 7 and 12)                                      35,000,000          39,240,000
     Other borrowings                                          2,755,000           7,370,000
     Advances from borrowers for taxes
        and insurance                                             60,727              59,983
     Accrued income taxes payable                                838,707
     Accounts payable - securities                             4,785,938           8,893,350
     Accounts payable                                             21,837              50,713
     Accrued expenses                                            655,789             698,873
     Accrued interest payable                                    860,231             523,227
     Other                                                        63,576              76,461
                                                           -------------       -------------
Total liabilities                                            192,772,474         194,450,018
                                                           -------------       -------------

Commitments and contingencies (Note 10)

Stockholders' equity:
     Preferred stock, $.01 par value, 500,000 shares
        authorized and unissued                                       --                  --
     Common stock, $.01 par value,
        4,000,000 shares authorized, 1,560,550 issued
        and outstanding at September 30, 2000                     15,605                  --
     Additional paid-in capital                               14,554,183                  --
     Retained earnings, substantially restricted
        (Notes 9 and 11)                                      22,180,461          20,551,275
     Accumulated other comprehensive income (loss)            (4,216,676)         (3,850,471)
     Unearned employee stock ownership plan shares            (1,238,058)                 --
                                                           -------------       -------------
Total stockholders' equity                                    31,295,515          16,700,804
                                                           -------------       -------------
Total liabilities and stockholders' equity                 $ 224,067,989       $ 211,150,822
                                                           =============       =============

See accompanying notes.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries
                        Consolidated Statements of Income

                                                                          Year Ended
                                                                         September 30,
                                                                    2000             1999
                                                                ------------      -----------
Interest income:

     Loans receivable (Notes 1 and 4)                            $ 6,182,496      $ 5,780,396
     Investments (Notes 1 and 3)                                   1,694,566        5,874,925
     Mortgage-backed and related securities (Notes 1 and 3)        7,287,872          465,361
     Other interest-earning assets                                   364,017          368,890
                                                                 -----------      -----------
         Total interest income                                    15,528,951       12,489,572
                                                                 -----------      -----------

Interest expense:

     Interest expense on deposit accounts (Note 6)                 6,846,302        5,989,748
     Federal Home Loan Bank advances (Note 7)                      2,099,061        1,438,133
     Other borrowings purchased                                      147,425           61,823
                                                                 -----------      -----------
         Total interest expense                                    9,092,788        7,489,704
                                                                 -----------      -----------

Net interest income                                                6,436,163        4,999,868
     Provision for loan losses (Notes 1 and 4)                       340,000          142,000
                                                                 -----------      -----------
     Net interest income after provision for loan losses           6,096,163        4,857,868
                                                                 -----------      -----------

Noninterest income:

     Gain (loss) on sale of securities, net                           94,465          194,170
     Loan origination and commitment fees (Note 1)                   107,014          138,449
     Profit on sale of loans                                           1,447               --
     Loan servicing fees                                              76,179           76,304
     Bank service charges                                            671,132          585,229
     Loan late charges                                                55,628           50,669
     Other                                                           112,630          110,245
                                                                 -----------      -----------
         Total noninterest income                                  1,118,495        1,155,066
                                                                 -----------      -----------

                           DutchFork Bancshares, Inc.
                                and Subsidiaries
                  Consolidated Statements of Income (continued)



                                                   Year Ended
                                                  September 30,
                                              2000            1999
                                           ---------       ---------
Noninterest expense:

     Compensation and benefits             2,075,739       2,036,812
     Occupancy                               298,270         295,511
     SAIF deposit insurance premium           43,351          82,298
     Foreclosed real estate expenses           1,611           7,651
     Furniture and equipment                 432,583         378,450
     Professional fees                       209,632         177,696
     Telephone and postage                   167,180         156,575
     Insurance                               156,453          41,076
     Marketing                               163,830         153,569
     Data processing                         328,143         300,301
     Supplies and printing                    81,908          72,451
     OTS assessments                          51,090          48,328
     Meetings                                 52,174          68,858
     Bank service charges                     39,579          33,666
     Loan expenses                            52,902          77,211
     Transaction account charges              39,895          43,816
     Automated teller system                  33,700          23,473
     Contributions                           314,801         111,578
     Other                                   152,321         118,268
                                          ----------      ----------
         Total noninterest expense         4,695,162       4,227,588
                                          ----------      ----------

     Income before income taxes            2,519,496       1,785,346

Provision for income taxes                   890,310         771,016
                                          ----------      ----------

Net income                                $1,629,186      $1,014,330
                                          ==========      ==========

Net income per share                      $     1.13      $      N/A
                                          ==========      ==========


See accompanying notes.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

               Consolidated Statements of Comprehensive Operations

                                                           Year Ended September 30,
                                                             2000             1999
                                                        ------------       -----------
Net income                                               $ 1,629,186       $ 1,014,330

Other comprehensive income (loss), net of tax:
     Unrealized gains (losses) arising during the
        period, net of tax effect of $(223,875) and
        $(1,885,797) for the years ended September
        30, 2000 and 1999, respectively                     (366,205)       (3,084,674)
                                                         -----------       -----------

Comprehensive income (loss)                              $ 1,262,981       $(2,070,344)
                                                         ===========       ===========


See accompanying notes.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries
           Consolidated Statements of Changes in Stockholders' Equity




                                                   Number of                           Additional          Retained
                                                    Shares           Common Stock    Paid-in Capital       Earnings
                                                --------------       ------------    ---------------  ----------------
Balance at September 30, 1998                               --     $         --       $         --      $ 19,536,945
      Net income                                            --               --                 --         1,014,330
      Change in net unrealized depreciation
         on investments available for sale
         (net of deferred and current income
         tax benefit of $(1,885,797))                       --               --                 --                --
                                                  ------------     ------------       ------------      ------------
Balance at September 30, 1999                       20,551,275                                            20,551,275
      Issuance of common stock in public
         offering                                    1,560,550           15,605         14,551,848                --
      Release of 10,38 ESOP shares                          --               --              2,335                --
      Net income                                            --               --                 --         1,629,186
      Change in net unrealized depreciation
         on investments available for sale
         (net of deferred and current income
         tax benefit of $(223,875))                         --               --                 --                --
                                                  ------------     ------------       ------------      ------------
Balance at September 30, 2000                        1,560,550     $     15,605       $ 14,554,183      $ 22,180,461
                                                  ============     ============       ============      ============



                                                                   Accumulated
                                                 Employee Stock       Other              Total
                                                   Ownership      Comprehensive      Stockholders'
                                                    Plan Loan      Income (Loss)        Equity
                                                ---------------   -------------   ----------------
Balance at September 30, 1998                  $         --       $   (765,797)      $ 18,771,148
      Net income                                         --                 --          1,014,330
      Change in net unrealized depreciation
         on investments available for sale
         (net of deferred and current income
         tax benefit of $(1,885,797))                    --         (3,084,674)        (3,084,674)
                                                ------------       ------------      ------------
Balance at September 30, 1999                                       (3,850,471)        16,700,804
      Issuance of common stock in public
         offering                                (1,248,440)                --         13,319,013
      Release of 10,38 ESOP shares                   10,382                 --             12,717
      Net income                                         --                 --          1,629,186
      Change in net unrealized depreciation
         on investments available for sale
         (net of deferred and current income
         tax benefit of $(223,875))                      --           (366,205)          (366,205)
                                                ------------       ------------      ------------
Balance at September 30, 2000                  $ (1,238,058)      $ (4,216,676)      $ 31,295,515
                                               ============       ============       ============


See accompanying notes.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries
                      Consolidated Statements of Cash Flows


                                                                   Year Ended September 30,
                                                                    2000               1999
                                                              --------------      --------------
Operating Activities

Net income                                                       $ 1,629,186        $ 1,014,330
Adjustments to reconcile net income to net cash
   provided (used) by operating activities:
     Depreciation                                                    249,605            234,918
     Provision for losses                                            340,000            142,000
     (Gain) loss on sales of investments and mortgage-
         backed securities                                            94,465           (194,166)
     Net loss on sales on loans                                        1,447                 --
     Net loss on sales of foreclosed real estate                      22,697              9,861
     Increase (decrease) in deferred loan origination fees             4,289             (4,747)
     Amortization of premiums (discounts) on investments,
        mortgage-backed securities and loans                      (1,107,839)          (466,154)
     Decrease (increase) in accrued interest receivable             (217,938)           485,187
     Decrease (increase) in prepaid and other assets               1,114,095            (16,285)
     Decrease in deferred tax asset                                  102,814             16,350
     Increase in accrued interest payable                            337,004            125,532
     Increase (decrease) in accounts payable and accrued
         expenses                                                 (4,136,288)         8,958,574
     Increase (decrease) in other liabilities                        800,769           (458,085)
     Origination of loans held for sale                           (1,147,134)          (531,370)
     Proceeds from sales of loans held for sale                    1,679,951                 --
                                                                 -----------        -----------
Net cash provided (used) by operating activities                    (232,877)         9,315,945
                                                                 -----------        -----------

                           DutchFork Bancshares, Inc.
                                and Subsidiaries
                Consolidated Statements of Cash Flows (continued)

                                                                Year Ended September 30,
                                                                2000                1999
                                                           --------------       --------------
Investing Activities

Principle payments on mortgage-backed securities              14,215,053           35,230,156
Purchases of held to maturity securities                              --              (56,000)
Proceeds from maturities of securities                                --            1,351,781
Purchases of available-for-sale securities                   (50,546,358)        (125,256,440)
Proceeds from sales of available-for-sale securities          25,560,858           59,720,666
Net (increase) decrease in loans receivable                   (3,914,511)          (3,704,569)
Proceeds from sales of repossessed assets                         22,000               18,082
Purchases of premises, furniture and equipment                  (194,077)            (147,385)
                                                           -------------        -------------
Net cash provided (used) by investing activities             (14,857,035)         (32,843,709)
                                                           -------------        -------------

Financing Activities

Net  increase (decrease) in deposit accounts                  10,193,258           (4,164,955)
Proceeds from Federal Home Loan Bank advances                  8,500,000           18,640,000
Payments on Federal Home Loan Bank advances and
   other borrowings                                          (12,740,000)                  --
Proceeds from other borrowings                                38,870,000            7,370,000
Repayments of other borrowings                               (43,485,000)                  --
Issuance of stock in public offering                          13,319,013                   --
Repayment of ESOP loan                                            10,382                   --
Increase (decrease) in advances from borrowers for
   taxes and insurance                                               744              (24,947)
                                                           -------------        -------------
Net cash provided by financing activities                     14,668,397           21,820,098
                                                           -------------        -------------
Net increase (decrease) in cash and cash equivalents            (421,515)          (1,707,666)
Cash and cash equivalents at beginning of year                 3,256,053            4,963,719
                                                           -------------        -------------
Cash and cash equivalents at end of year                   $   2,834,538        $   3,256,053
                                                           =============        =============

Supplemental Disclosures of Cash Flow Information:

Cash paid (received) during the year for:

      Interest                                               $ 9,429,792          $ 7,271,143
      Taxes                                                  $(1,464,659)         $   484,097

See accompanying notes

                           DutchFork Bancshares, Inc.
                                and Subsidiaries
                   Notes to Consolidated Financial Statements
                     Years Ended September 30, 2000 and 1999

1.  Organization and Summary of Significant Accounting Policies

         Organization

         DutchFork Bancshares, Inc. (the "Company") is a unitary savings and loan holding company formed for the purpose of acquiring all of the outstanding stock of Newberry Federal Savings Bank (the "Bank"). The Bank is in the business of obtaining deposits in Newberry and the surrounding area and investing those deposits in loans and securities.

         Summary of Significant Accounting Policies

         (a)  Principles of Consolidation

         The consolidated financial statements include the accounts of the Company, the Bank and Inter-Community Service Corporation, a subsidiary of the Bank (the "Service Corporation"). The activities of the Service Corporation are the sale of insurance and investment products. Significant intercompany balances and transactions have been eliminated upon consolidation.

         (b) Cash Equivalents

         For  the  purpose  of  presentation  in  the   consolidated   financial
         statements cash equivalents are defined as those investments with a maturity of three months or less when purchased.

         (c) Trading Securities

         Government bonds held principally for resale in the near term, and mortgage-backed securities held for sale in conjunction with the Bank's mortgage banking activities, are classified as trading account securities and recorded at their fair values. Unrealized gains and losses on trading account securities are included immediately in other income.

         (d)  Securities Held to Maturity

         Bonds, notes, and debentures for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries


1.  Organization and Summary of Significant Accounting Policies (continued)

         (e) Securities Available for Sale

         Available-for-sale securities consist of bonds, notes, debentures, and certain equity securities not classified as trading securities or as held-to-maturity securities.

         Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of equity until realized.

         Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method.

         Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary have resulted in write-downs of the individual securities to their fair value. The related write-downs have been included in earnings as realized losses.

         Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

         (f) Loans Held for Sale

         Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income.

         (g) Loans Receivable

         Loans receivable that management intends to hold until maturity are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

         Discounts and premiums on purchased residential real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

         Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan. The net amount is deferred and amortized over the contractual life of the loan.

         The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries


1.  Organization and Summary of Significant Accounting Policies (continued)

         (g) Loans Receivable (continued)

         The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

         For impairment recognized in accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan, the entire change in present value of expected cash flows is reported as bad debt expense in the same manner in which impairment initially was recognized or as a reduction in the amount of bad debt expense that otherwise would be reported.

         (h) Foreclosed Real Estate

         Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value, less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in loss on foreclosed real estate.

         (i) Income Taxes

         Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

         (j) Premises and Equipment

         Land is carried at cost.  Bank  premises,  and equipment are carried at
         cost,  less  accumulated   depreciation  computed  principally  by  the
         straight-line method.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries


1.  Organization and Summary of Significant Accounting Policies (continued)

         (k) Financial Instruments

         The majority of derivative financial instruments held or issued by the Bank are held or issued for purposes other than trading.

         Interest-Rate Exchange Agreements. Interest-rate exchange agreements (swaps) used in asset/liability management activities are accounted for using the accrual method. Net interest income (expense) resulting from the differential between exchanging floating and fixed-rate interest payments is recorded on a current basis. Gains or losses on the sales of swaps used in asset/liability management activities are deferred and amortized into interest income or expense over the maturity period of the swap.

         Financial Futures. Interest-rate futures contracts are entered into by the Bank as hedges against exposure to interest-rate risk and are not for speculation purposes. Changes in the market value of interest-rate futures contracts are deferred while the contracts are open and subsequently amortized into interest income or expense over the maturity period of the hedged assets or liabilities after the contract closes.

         Other Off-Balance-Sheet Instruments. In the ordinary course of business the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

         (l) Fair Values of Financial Instruments

         The following methods and assumptions were used by the Bank in estimating fair values of financial instruments as disclosed herein:

         Cash and short-term instruments. The carrying amounts of cash and short-term instruments approximate their fair value.

         Available-for-sale and held-to-maturity securities. Fair values for securities, excluding restricted equity securities, are based on quoted market prices. The carrying values of restricted equity securities approximate fair values.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries


1.  Organization and Summary of Significant Accounting Policies (continued)

         (l) Fair Values of Financial Instruments (continued)

         Loans receivable. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (for example, one-to-four family residential), credit-card loans, and other consumer loans are based on quoted market prices of similar loans adjusted for differences in loan characteristics. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

         Deposit liabilities. The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money-market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using rates currently being offered for similar certificates.

         The fair values of the Bank's debt are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

         Accrued interest. The carrying amounts of accrued interest approximate their fair values.

         Off-balance sheet instruments. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standings.

         (m) Use of Estimates

         The financial statements are prepared in accordance with generally accepted accounting principles which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries


1.  Organization and Summary of Significant Accounting Policies (continued)

         (m) Use of Estimates (continued)

         Material estimates that are particularly susceptible to significant change relate to the determination of the reserve for loan losses. The estimation process includes management's judgment as to inherent losses on existing loans based on an internal review of the loan portfolio, including an analysis of the borrowers' current financial position, the consideration of current and anticipated economic conditions and the effect on specific borrowers. In determining the collectibility of loans, management also considers the fair value of underlying collateral. Various regulatory agencies, as an integral part of their examination process, review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of the examination. Because of these factors, it is possible that the allowance for loan losses could change materially.

         (n) Reclassifications

         Certain 1999 amounts have been reclassified to conform with 2000 classifications.

         (o) Marketing Expenses

         The Bank expenses the cost of marketing as incurred. Marketing expenses totaled $163,830 and $153,569 for the years ended September 30, 2000 and 1999, respectively.

         (p) Disclosures Regarding Segments

         The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" in fiscal year 1999. SFAS No. 131 established standards for the way that public businesses report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company adopted SFAS No. 131 without any impact on its consolidated financial statements.

                            DutchFork Bancshares, Inc.
                                and Subsidiaries

2.  Cash and Cash Equivalents

         Cash and cash equivalents are as follows:

                                      At September 30,
                                    2000            1999
                               -------------    -------------
Cash and due from banks         $2,426,782       $1,725,337
Interest bearing deposits          407,756        1,530,716
                                ----------       ----------
                                $2,834,538       $3,256,053
                                ==========       ==========

3.  Investments and Mortgage-Backed Securities

         Securities Available-for-Sale - The amortized cost, gross unrealized gains, gross unrealized losses and fair values of securities available for sale consisted of the following:

                                                               At September 30, 2000
                                        ---------------------------------------------------------------------
                                                              Gross              Gross
                                          Amortized         Unrealized         Unrealized           Fair
                                            Cost              Gains              Losses             Value
                                        ------------       ------------       ------------       ------------
   Bonds and notes-US government
  and agency securities                 $ 24,414,441       $  6,351,858       $  8,881,564       $ 21,884,735
                                        ------------       ------------       ------------       ------------
Equity securities:
  Mutual funds                             1,061,355                 --            146,369            914,986
  Stock in Federal Home Loan Bank          1,882,000                 --                 --          1,882,000
  Other                                       71,808             18,941                 --             90,749
                                        ------------       ------------       ------------       ------------
    Total equity securities                3,015,163             18,941            146,369          2,887,735
                                        ------------       ------------       ------------       ------------
Total investments                       $ 27,429,604       $  6,370,799       $  9,027,933       $ 24,772,470
                                        ============       ============       ============       ============

Mortgage-backed securities:
  Government guaranteed                 $ 86,555,920       $    672,348       $  3,687,593       $ 83,540,675
  Private issues                          23,546,692             49,662          1,171,793         22,424,561
                                        ------------       ------------       ------------       ------------
Total mortgage-backed securities        $110,102,612       $    722,010       $  4,859,386       $105,965,236
                                        ============       ============       ============       ============

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

3.  Investments and Mortgage-Backed Securities (continued)

                                                                 At September 30, 1999
                                        ----------------------------------------------------------------------
                                                               Gross              Gross
                                           Amortized         Unrealized         Unrealized           Fair
                                             Cost              Gains              Losses             Value
                                        -----------------   ------------       ------------       ------------
Bonds and notes-US government
  and agency securities                  $ 21,487,174       $        498       $  2,376,744       $ 19,110,928
                                         ------------       ------------       ------------       ------------
Equity securities:
  Mutual funds                              1,056,858                 --            142,365            914,493
  Stock in Federal Home Loan Bank           1,962,000                 --                 --          1,962,000
  Other                                        71,822              8,585                 --             80,407
                                         ------------       ------------       ------------       ------------
    Total equity securities                 3,090,680              8,585            142,365          2,956,900
                                         ------------       ------------       ------------       ------------
Total investments                        $ 24,577,854       $      9,083       $  2,519,109       $ 22,067,828
                                         ============       ============       ============       ============

Mortgage-backed securities:
  Government guaranteed                  $ 76,792,538       $  1,391,260       $  3,833,097       $ 74,350,701
  Private issues                           23,786,387            137,936          1,390,520         22,533,803
                                         ------------       ------------       ------------       ------------
Total mortgage-backed securities         $100,578,925       $  1,529,196       $  5,223,617       $ 96,884,504
                                         ============       ============       ============       ============

Securities Held to Maturity - The amortized cost, gross unrealized gains, gross unrealized losses and fair value of securities held to maturity consisted of the following:

                                                           At September 30, 2000
                                      -------------------------------------------------------------
                                                          Gross            Gross
                                       Amortized        Unrealized      Unrealized         Fair
                                         Cost             Gains           Losses           Value
                                      ----------       ----------       ----------       ----------
Municipal securities                  $1,091,000       $       --       $       --       $1,091,000
Other                                     50,000               --               --           50,000
                                      ----------       ----------       ----------       ----------
                                       1,141,000               --               --        1,141,000
                                      ----------       ----------       ----------       ----------
Mortgage-backed securities:
  Government guaranteed                3,874,486            7,238          388,610        3,493,114
                                      ----------       ----------       ----------       ----------
                                      $5,015,486       $    7,238       $  388,610       $4,634,114
                                      ==========       ==========       ==========       ==========

                                                         At September 30, 1999
                                     -------------------------------------------------------------
                                                         Gross           Gross
                                     Amortized         Unrealized     Unrealized         Fair
                                       Cost              Gains          Losses           Value
                                     -----------      ----------       ----------       ----------
   Municipal securities              $1,091,000       $       --       $       --       $1,091,000
   Other                                 50,000               --               --           50,000
                                     ----------       ----------       ----------       ----------
                                      1,141,000               --               --        1,141,000
                                     ----------       ----------       ----------       ----------
   Mortgage-backed securities:
     Government guaranteed            4,465,704           10,197          136,132        4,339,769
                                     ----------       ----------       ----------       ----------
                                     $5,606,704       $   10,197       $  136,132       $5,480,769
                                     ==========       ==========       ==========       ==========

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

3.    Investments and Mortgage-Backed Securities (continued)

         The market value of municipal securities and other securities is not readily determinable, but approximates cost.

         At September 30, 2000, investments with a book value of approximately $15,335,000 were pledged as collateral for various deposits, and investments with a book value of $5,889,922 were pledged as collateral on Federal Home Loan Bank advances. At September 30, 1999, investments with a book value of approximately $12,153,000 were pledged as collateral on various deposits, and investments with a book value of $5,843,699 were pledged as collateral on Federal Home Loan Bank advances.

         Gross realized gains and gross realized losses on sales of available-for-sale securities were $108,975 and $14,510, respectively for the year ended September 30, 2000. For the year ended September 30, 1999, gross realized gains were $207,410 and realized losses were $13,249.

         The scheduled maturities of securities (other than equity securities) were as follows:

                                                                    At September 30, 2000
                                           -------------------------------------------------------------------
                                              Held-to-Maturity Securities        Available-for-Sale Securities
                                           --------------------------------      -----------------------------
                                           Amortized             Fair            Amortized             Fair
                                              Cost               Value              Cost               Value
                                           ----------          ---------         ----------           -------
         Due in one year or less          $         --       $         --       $  1,662,248       $  1,671,659
         Due from one to five years                 --                 --                 --                 --
         Due from five to ten years                 --                 --            971,154            930,000
         Due after ten years                 5,015,486          4,634,114        131,883,651        125,248,312
                                          ------------       ------------       ------------       ------------
                                          $  5,015,486       $  4,634,114       $134,517,053       $127,849,971
                                          ============       ============       ============       ============

                                                                   At September 30, 1999
                                           -------------------------------------------------------------------
                                              Held-to-Maturity Securities        Available-for-Sale Securities
                                           --------------------------------      -----------------------------
                                           Amortized             Fair            Amortized             Fair
                                              Cost               Value              Cost               Value
                                           ----------          ---------         ----------           -------
         Due in one year or less          $         --       $         --       $         --       $         --
         Due from one to five years                 --                 --                 --                 --
         Due from five to ten years                 --                 --            966,620            959,950
         Due after ten years                 5,606,704          5,480,769        121,099,479        115,035,482
                                          ------------       ------------       ------------       ------------
                                          $  5,606,704       $  5,480,769       $122,066,099       $115,995,432
                                          ============       ============       ============       ============

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

3.    Investments and Mortgage-Backed Securities (continued)

         The Bank adopted Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (FASB
         115), September 30, 1994. Under the Statement, debt securities that the Bank has the positive intent and ability to hold to maturity are classified as "held-to-maturity" securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling in the near term are classified as "trading" securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities that are not classified as either held-to-maturity or trading securities are classified as "available-for-sale" securities and reported at fair value with unrealized gains and losses excluded from earnings and reported as a separate component of retained earnings.

         Investment in stock of the Federal Home Loan Bank of Atlanta is required by law of every Federally-insured savings institution. No ready market exists for this stock and it has no quoted market value. However, redemption of this stock has historically been at par value.

         The Bank, as a member of the Federal Home Loan Bank of Atlanta, is required to acquire and hold shares of capital stock in the Federal Home Loan Bank of Atlanta in an amount equal to the greater of (i) 1.0% of the aggregate outstanding principal amount of residential mortgage loans, home purchase contracts and similar obligations at the beginning of each year, or (ii) 1/20th of its advances (borrowings) from the Federal Home Loan Bank of Atlanta. The Bank is in compliance with this requirement with an investment in Federal Home Loan Bank of Atlanta stock of $1,530,000 at September 30, 2000.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

4.  Loans Receivable

         Loans receivable consisted of the following:

                                                        At September 30,
                                                     2000              1999
                                                 -----------       -----------
        Commercial real estate                   $12,496,883       $ 9,740,346
        Commercial-other                             819,653         1,891,559
        Real estate construction                   1,302,142         1,695,455
        Residential mortgage - 1-4 family         53,986,866        50,416,101
        Multi-family                                  50,687            53,621
        Consumer loans                            14,126,949        12,994,160
                                                 -----------       -----------
                                                  82,783,180        76,791,242
                                                 -----------       -----------
        Less:
        Allowance for losses                         465,244           184,170
         Loans in process                          3,906,459         1,174,593
         Deferred loan origination fees, net         103,912           108,201
                                                 -----------       -----------
                                                   4,475,615         1,466,964
                                                 -----------       -----------
        Loans receivable, net                    $78,307,565       $75,324,278
                                                 ===========       ===========

         The Bank's loan portfolio consists principally of adjustable rate residential first mortgage loans to individuals and to builders of single family homes in South Carolina, primarily in Newberry County.

         Loans receivable at September 30, 2000 included no loans held for sale, and at September 30, 1999, $531,370 of loans held for sale.

         Mortgage loans include $0.9 million and $1.5 million representing participating interests in loans originated and serviced by other financial institutions as of September 30, 2000 and 1999, respectively.

         Non-accrual loans are as follows:

                                                      At September 30,
                                                   2000              1999
                                              --------------    --------------
         Non-accrual loans                    $      132,800    $      163,000
                                              ==============    ==============
         Interest income which would
            have been recognized under
            original terms                    $       12,200   $        13,040
         Interest income recognized                    4,677             9,825
                                              --------------  ----------------
         Interest income not recognized       $        7,523   $         3,215
                                              ==============  ================

                           DutchFork Bancshares, Inc.
                                and Subsidiaries


4.  Loans Receivable (continued)

         Mortgage loans at September 30, 2000 and 1999 are net of participations and whole loans sold and serviced for others in the amounts of $20,414,107 and $22,049,615, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts and disbursing payments to investors. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees. Custodial escrow balances maintained in connection with loans serviced for others were $57,252 and $74,859 at September 30, 2000 and 1999, respectively.

         Changes in the allowance for losses are summarized as follows:

                                         Year Ended                Year Ended
                                        September 30,             September 30,
                                            2000                      1999
                                         ----------                ----------
            Beginning balance            $ 184,170                 $ 181,057
            Provision for losses           340,000                   142,000
            Charge-offs                   (149,851)                 (166,637)
            Recoveries                      90,925                    27,750
                                         ---------                 ----------
            Ending balance               $ 465,244                 $ 184,170
                                         =========                 ==========

         Restructured  loans  totaled   approximately  $29,614  and  $54,000  at
         September 30, 2000 and 1999, respectively.

         The Bank is not committed to lend additional funds to debtors whose loans have been modified.

         Loan activity for loans to executive officers and directors was as follows:

                                             Year Ended          Year Ended
                                            September 30,        September 30,
                                               2000                 1999
                                            -----------         -----------
         Balance, beginning of period       $ 564,678             $ 311,657
         New loans                             89,102               541,000
         Repayments (net of advances)         (65,183)             (287,979)
                                            ----------            ----------
         Balance, end of period             $ 588,597             $ 564,678
                                            =========             =========

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

5.  Premises, Furniture, and Equipment

         Premises, furniture and equipment are summarized as follows:

                                                       At September 30,
                                                    2000              1999
                                             ---------------   -----------------
         Land                                 $    1,121,845    $    1,071,688
         Buildings and improvements                2,853,402         2,838,402
         Furniture and equipment                   1,180,642         1,051,721
                                             ---------------   ---------------
                                                   5,155,889         4,961,811
         Less accumulated depreciation             1,555,065         1,305,459
                                             ---------------   ---------------
         Premises, furniture and
               equipment, net                 $    3,600,824    $    3,656,352
                                              ==============    ==============

         Depreciation expense for the years ended September 30, 2000 and 1999 was $249,605 and $234,918, respectively.

6.  Deposit Accounts

         The following is a comparative summary of deposits and interest rates by type:

                                                        At September 30,
                                                     2000            1999
                                                --------------   ------------
         NOW and money market:
            0.00% to 6.00%                      $   30,997,535  $  27,432,392
                                                --------------  -------------
         Passbook: -.27% to 5.00%                   16,297,257     17,734,474
                                                --------------  -------------
         Certificates of deposit:
            2.60% to 3.99%                             417,229        785,723
            4.00% to 5.99%                          50,023,903     86,416,426
            6.00% to 7.99%                          49,994,745      3,328,455
            8.00% to 9.99%                                  --      1,839,941
                                               ---------------  -------------
Total certificates of
            deposit                                100,435,877     92,370,545
                                                --------------  -------------
         Total deposit accounts                  $ 147,730,669   $137,537,411
                                                 =============   ============

         Weighted average interest rate
            of NOW and money market
            accounts                                   2.24%            2.47%
                                                       =====            =====

         The aggregate amount of short-term CD's with a minimum denomination of $100,000 was approximately $24.5 million and $21.2 million at September 30, 2000 and 1999, respectively. Non-interest bearing deposits were not material at September 30, 2000 and 1999. Deposits in excess of $100,000 are not insured. The Bank did not have any brokered deposits.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

6.  Deposit Accounts (continued)

         The scheduled maturities of certificates of deposit at September 30, 2000 are as follows:

            2001                               $   88,027,478
            2002                                   11,172,574
            2003                                    1,071,252
            2004                                       39,019
            2005                                      125,554
           Thereafter                                      --
                                               --------------
         Total certificates of deposit          $ 100,435,877
                                                =============

7.   Federal Home Loan Bank Advances

         The Bank has an agreement for advances and security agreement with blanket floating lien with the Federal Home Loan Bank (FHLB). Advances are collateralized by the Bank's investment in stock in the FHLB, certain wholly owned first mortgage loans on 1-4 family dwelling that have not been delinquent 30 days or more during the most recent twelve month period, and certain investments. Loans of $40,971,386 and investments of $5,889,922 collateralized the advances at September 30, 2000. At September 30, 1999, loans of $38,488,003 and investments of $5,843,699 collateralized these advances.

         Advances from the FHLB consisted of the following:

                                                          At September 30,
                                                        2000           1999
                                                    -----------     ----------
         Contractual Maturity

         Within one year- adjustable rate          $         --   $ 29,240,000
         2008-fixed rate                             10,000,000     10,000,000
         2010-fixed rate                             25,000,000             --
                                                   ------------   ------------
                                                   $ 35,000,000   $ 39,240,000
                                                   ============   ============
         Weighted average rate                           5.73%         5.65%
                                                        ======        ======

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

8.   Other Borrowings

         Federal funds and other borrowings generally mature within one to four days of the transaction date. No securities have been pledged to collateralize other borrowings since September 15, 1998.

         Information concerning federal funds and other borrowings is summarized as follows:

                                                      Year Ended September 30,
                                                         2000           1999
                                                     -----------     -----------
        Average balance during the period            $ 3,517,000     $ 2,120,000
        Average interest rate during the period         6.00%           4.95%
        Average interest rate at end of period          6.90%           5.50%
        Maximum month end balances                   $ 7,170,000     $ 7,370,000

9.      Income Taxes

        The Company and Subsidiaries file consolidated federal income tax returns on a fiscal year basis.

        Income tax expense is summarized as follows:

                                                       Year Ended September 30,
                                                         2000            1999
                                                      ---------       ----------
         Current                                      $ 772,440        $ 757,786
         Deferred                                       117,870           13,230
                                                      ---------       ----------
                                                      $ 890,310        $ 771,016
                                                      =========        =========

        Income taxes differed from amounts computed by applying the statutory federal rate (34%) to income before income taxes and cumulative effect of a change in accounting principle as follows:

                                          Year Ended September 30,
                                           2000            1999
                                         --------        --------

         Tax at federal
            income tax rate              $856,629        $607,018
         Increase (decrease)
            resulting from:
            State income tax
               expense, net of
               federal tax benefit             --          75,020
            Other, net                     33,681          88,978
                                         --------        --------
         Total                           $890,310        $771,016
                                         ========        ========

         Effective tax rate                  35.3%           43.2%
                                         ========        ========

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

9.  Income Taxes (continued)

         The tax effects of significant items comprising the Company's net deferred tax asset as of September 30 are as follows:

                                                                                      2000              1999
                                                                                 --------------    --------------
         Deferred tax assets:
            Differences between book and tax basis of bad debt reserves              $ 159,589       $   56,421
            Differences between book and tax basis of investments                      603,978          616,903
            Deferred compensation for Director Emeritus                                101,717           81,530
            Other                                                                        2,018            2,760
                                                                                   -----------      -----------
         Total deferred tax assets                                                     867,302          757,614
            Valuation allowance                                                             --               --
                                                                                   -----------      -----------

            Net deferred tax assets                                                    867,302          757,614
                                                                                     ---------        ---------
         Deferred tax liabilities:
            Differences between book and tax pension expense                           (55,948)         (46,418)
            Differences between book and tax basis of Federal Home
               Loan Bank stock                                                        (112,692)        (117,483)
            Differences between book and tax basis of property                        (132,307)        (132,307)
                                                                                    -----------      -----------
         Total deferred tax liabilities                                               (300,947)        (296,208)
                                                                                    -----------      -----------
         Net deferred tax asset                                                      $ 566,355        $ 461,406
                                                                                     =========        =========


         During the years ended September 30, 2000 and 1999, income taxes (benefits) of $(223,875) and $(1,885,797), respectively, were allocated to the change in retained earnings for the tax effects of unrealized gains and losses on assets available for sale.

         Savings banks which meet certain definitional tests and operating requirements prescribed by the Internal Revenue Code have been allowed a special bad debt deduction and other special tax provisions. If a savings bank did not meet the federal income tax requirements necessary to meet these definitions, the savings bank would lose the benefits of these special provisions.

         The special bad debt deduction was based on either specified experience formulas or a specified percentage of taxable income. The deduction was subject to certain limitations based on the aggregate loans, savings account balances, and retained earnings at year end. Gains and losses on sales of repossessed property and provisions for losses on loans and foreclosed real estate were generally adjustments to the tax bad debt reserve and not includable in the computation of taxable income before this deduction.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

9.  Income Taxes (continued)

         In 1996, legislation was passed that eliminated the special bad debt deduction for thrift institutions effective for years beginning after 1995, or for the Bank's fiscal year beginning October 1, 1996. For tax purposes, the Bank was required to recapture its post - 1987 additions ("excess reserves") to its bad debt reserves. Under the legislation, the Bank qualifies as a "small bank," and the excess reserves will be restored to taxable income ratably over the six years, beginning in the year the bank no longer qualifies as a bank. Deferred taxes have been provided for the amount of these excess reserves. No deferred tax liability is provided for $4.8 million tax basis bad debt reserves that arose prior to the Bank's 1988 fiscal year.

10.  Commitments

         In the normal course of business, the Bank enters into financial instrument transactions to satisfy the financial needs of its customers and to manage its own exposure to credit and market risks. Many of these financial instruments typically have off-balance sheet risk resulting from their nature including the terms of settlement. These instruments may be categorized as commitments.

         Market risk arises from the possibility that market changes, including interest rate movements, may make financial instruments less valuable. Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. The Bank has control procedures regarding the extent of the Bank transactions with specific counter-parties, the manner in which transactions are settled and the ongoing assessment of counter-party creditworthiness.

         The contract or notional (face) amounts disclosed below and at Notes 1 and 12 provide a measure of the Bank's involvement in such instruments but are not indicative of potential loss. Management does not anticipate any material adverse effect on the Bank's financial position resulting from its involvement in these instruments. In many cases, these financial instruments serve to reduce, rather than increase, market risk.

         Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Commitments to extend credit at fixed rates exposes the Bank to some degree of interest rate risk. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counter-party. Collateral held varies, but may include real property, equipment and income-producing commercial properties.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

10.  Commitments (continued)

         Most of the Bank's business activity is with customers in South Carolina. As of September 30, 2000 and 1999, the Bank had no significant concentrations of credit risk in its loan portfolio.

         The Bank had commitments outstanding to originate loans (excluding undisbursed portion of loans in process) as follows:

                                     September 30, 2000    September 30, 1999
                                     ------------------    ------------------

              Variable rate              $ 212,400             $ 162,000

              Fixed rate (ranging
               from 8.0% to 11%)           470,539               286,869

         Lines of credit extended to borrowers amounted to approximately $18,578,307, of which $7,790,891 was undisbursed at September 30, 2000.

11.  Regulatory Capital Requirements

         The Office of Thrift Supervision capital regulations require savings institutions to meet three minimum capital standards: a 1.5% tangible capital ratio, a 3% leverage ratio and an 8% risk-based capital ratio. Effective April 1, 1999, however, the minimum leverage ratio increased to 4% for all institutions except those with the highest rating on the CAMELS financial institution rating system. In addition, the prompt corrective action standards discussed below also establish, in effect, a minimum 2% tangible capital standard, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS financial institution rating system) and, together with the risk-based capital standard itself, a 4% Tier 1 risk-based capital standard. The Office of Thrift Supervision regulations also require that, in meeting the tangible, leverage and risk-based capital standards, institutions must generally deduct investments in and loans to subsidiaries engaged in activities that are not permissible for a national bank.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

11.  Regulatory Capital Requirements (continued)

         The risk-based capital standard requires an institution to maintain Tier 1 or core capital to risk-weighted assets of at least 4% and total capital to risk-weighted assets of at least 8%. Total capital is defined as core capital and supplementary capital. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100%, assigned by the Office of Thrift Supervision capital regulation based on the risks believed inherent in the type of asset. Core or Tier 1 capital is defined as common stockholders' equity and retained earnings, certain noncumulative perpetual preferred stock and related surplus, and minority interests in equity accounts of consolidated subsidiaries, less intangible other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, and the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

         The capital regulations also incorporate an interest rate risk component. Savings institutions with "above normal" interest rate risk exposure are subject to a deduction from total capital for purposes of calculating their risk-based capital requirements. Presently, the Office of Thrift Supervision has deferred implementation of the interest rate risk component.

         The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

         As of December 31, 1998, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, core and tangible ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

         The Bank may not declare or pay cash dividends on, or repurchase any of, its shares of common stock, if the effect would cause stockholders' equity to be reduced below applicable regulatory capital requirements or if such declaration and payment would otherwise violate regulatory requirements.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

11.  Regulatory Capital Requirements (continued)

    The Bank's actual capital amounts and ratios are presented in the following table:

                                                                                   To Be Well
                                                                                   Capitalized
                                                            Minimum                For Prompt
                                                           For Capital             Corrective
                                                            Adequacy                  Action
                                   Actual                   Purposes                Provisions
                            ---------------------     --------------------      ------------------
                            Ratio         Amount       Ratio        Amount      Ratio       Amount
                            -----         -------      -----        ------      -----       ------
                                                      (dollars in thousands)
September 30, 2000
  Tangible capital          15.27%       $ 34,738      2.00%      $ 4,550       N/A          N/A
  Core capital              15.27%       $ 34,738      4.00%      $ 9,100      5.00%     $ 11,375
  Risk-based capital        32.34%       $ 35,181      8.00%      $ 8,703     10.00%     $ 10,878

September 30, 1999
  Tangible capital           9.24%       $ 19,797      2.00%      $ 4,284       N/A          N/A
  Core capital               9.24%       $ 19,797      4.00%      $ 8,569      5.00%     $ 10,711
  Risk-based capital        17.39%       $ 19,945      8.00%      $ 9,174     10.00%     $ 11,467



A  reconciliation  of capital under  generally  accepted  accounting  principles
(GAAP) to tangible, core and risk-based capital is as follows:

                                                  At September 30,
                                             2000                1999
                                           ---------          ----------
GAAP capital                               $ 31,295            $ 16,701
Investment in subsidiary                       (774)               (754)
Unrealized losses (gains) on
   available-for-sale securities              4,217               3,850
                                           --------           ----------
Core and tangible capital                    34,738              19,797
Unrealized losses (gains) on
   available-for-sale securities                 66                  64
Allowance for loan and lease losses             465                 162
Equity investments                              (88)                (78)
                                           --------           ---------
Risk-based capital                         $ 35,181            $ 19,945
                                           ========           =========

                           DutchFork Bancshares, Inc.
                                and Subsidiaries


12.  Fair Value of Financial Instruments

    The following tables set forth the fair value of the Company's financial and nonfinancial instruments (in thousands):

                                                                            At September 30,
                                                                 2000                             1999
                                                     ---------------------------     --------------------------
                                                      Carrying          Fair           Carrying          Fair
                                                       Value            Value           Value            Value
                                                      -------           -----          -------           -----
    Financial instruments:
          Assets:
           Cash and cash equivalents                  $ 2,835          $ 2,835         $   3,256       $   3,256
           Investments and mortgage-backed
              securities                              135,751          110,597           124,559         124,433
           Loans receivable                            78,308                             75,324          75,163
          Accrued interest receivable                   1,486            1,486             1,268           1,268
          Liabilities:
          Deposit accounts:
             Demand deposits and passbook
                 accounts                              47,295           47,295            45,166          45,166
             Certificates of deposit                  100,436          100,393            92,371          92,145
           FHLB advances                               35,000           35,000            39,240          39,240
           Other borrowings                             2,755            2,755             7,370           7,370
           Advances from borrowers for
               taxes and insurance                         61               61                60              60


         Commitments to extend credit. The fair values of these instruments are immaterial because their underlying interest rates approximate market.

         The fair value of cash and cash equivalents approximates the carrying value. The fair values of loans receivable are based on current market prices for securities backed by similar loans. The fair values of investments and mortgage-backed securities are based on quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

         The fair value of demand deposits and savings accounts approximates the carrying value. The fair value of certificates of deposit is estimated using the rates currently offered for deposits of similar remaining terms. The fair value of FHLB advances and federal funds purchased is estimated based on current rate for advances with similar terms.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

12.      Fair Value of Financial Instruments (continued)

         The fair value of loan commitments is estimated based on current levels of interest rates versus the committed interest rates.

         Management uses its best judgment in estimating the fair value of non-traded financial instruments, but there are inherent limitations in any estimation technique. For example, liquid markets do not exist for many categories of loans held by the Company. By definition, the function as a financial intermediary is, in large part, to provide liquidity where organized markets do not exist. Therefore, the fair value estimates presented herein are not necessarily indicative of the amounts which the Company could realize in a current transaction.

         The information presented is based on pertinent information available to management as of December 31, 1999. Although management is not aware of any factors, other than changes in interest rates, that would significantly affect the estimated fair values, the current estimated fair value of these instruments may have changed significantly since then.

13.  Employee Benefit Plans

         During the year ended September 30, 2000, the Company transferred the assets and liabilities of its defined benefit pension plan to a multiple-employer defined benefit pension plan covering substantially all employees. Separate actuarial valuations are currently not available for each participating employer, nor are plan assets segregated. Pension expense was zero for the year ended September 30, 2000 and Plan assets exceeded the present value of accumulated plan benefits at the latest actuarial valuation date.

         In prior years, the Bank maintained a non-contributory defined benefit plan covering employees based on age and years of service. Benefits were based on length of service and a percentage of qualifying compensation. The Bank used the service pro-rata unit credit method as its actuarial valuation method.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

13.  Employee Benefit Plans (continued)

         The following table sets forth the Plan's funded status and amounts recognized in the consolidated financial statements as of September 30, 1999:

        Accumulated benefit obligation

           Vested                                                 $   900,498

           Nonvested                                                    8,448
        Additional benefits based on estimated future salaries        504,375
                                                                  ------------
        Projected benefit obligation                                1,413,321

        Plan assets at fair value                                   1,276,438
                                                                  ------------
        Excess of projected benefit obligation over plan assets       136,883
        Unrecognized net assets at transition being amortized
           over 15.8 years                                             95,584
        Unrecognized net losses                                      (354,619)
                                                                  ------------

        Total accrued pension liability (prepaid)                 $  (122,152)
                                                                  ============

        A reconciliation of the benefit obligation for the year ended September 30, 1999 is as follows:

        Balance, September 30, 1998                                $ 1,152,335
           Benefits                                                    (49,158)
           Service cost                                                 99,707
           Interest cost                                                68,777
           Actuarial gain                                               69,023
           Other                                                        72,637
                                                                   ------------
        Balance, September 30, 1999                                $ 1,413,321
                                                                   ============

        A reconciliation of the fair value of plan assets for the year ended September 30, 1999 is as follows:

        Balance, September 30, 1998                                $ 1,090,122
           Return on assets                                            109,933
           Actual contribution                                         125,541
           Distribution                                                (49,158)
                                                                   ------------
        Balance, September 30, 1999                                $ 1,276,438
                                                                   ============

         At September 30, 1999, $935,701 of plan assets were on deposit with the Bank.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

13.  Employee Benefit Plans (continued)

         Pension expense for the year ended September 30, 1999 included the following components:

Service cost - benefits earned during period        $  99,707
Interest cost on projected benefit obligation          68,614
Expected return on plan assets                       (109,933)
Amortization of transition asset                      (16,374)
 Recognized net actuarial gain                         69,033
                                                     --------

Total pension expense                               $ 111,047
                                                    =========

         The discount rate and rate of increase in future salary levels used in determining the actuarial present value of the projected benefit obligation shown in the preceding table were 5.5% and 4.0% for 1999. The expected long-term rate of return on assets was 5.5% for the year ended September 30, 1999.

         The Bank also maintains an Employee Savings Plan for all employees, qualified under Section 401(k) of the Internal Revenue Code. The Bank matches 100% of the first 3% of earned compensation consisting of regular wages and overtime payments. The Bank's contributions to the 401(k) plan were $74,271 and $30,412 for the years ended September 30, 2000 and 1999, respectively.

         The Company has entered into employment agreements with certain executives. The employment agreements were effective in connection with the completion of the Bank's conversion to stock form and continue for a three year term initially, and will be renewable annually. The agreements provide for a base salary (to be reviewed annually) and certain other fringe benefits.

         Under the employment agreements, if voluntary or involuntary termination follows a change in control of the Bank or DutchFork Bancshares, Inc., the executives or, if they die, their beneficiaries, would be entitled to a severance payment equal three times the average of the five preceding taxable years' annual compensation. If a change in control occurred, the total amount of payments due under the agreements, based on the executives' 1999 cash compensation and without regard to future base salary adjustments or bonuses and excluding any benefits under any employee benefit plan which may be payable, would be approximately $1.3 million.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

14.   Interest Rate Risk

         The Bank maintains a program of asset and liability management designed to minimize the Bank's vulnerability to material and prolonged changes in interest rates. An interest-earning asset or interest-bearing liability is deemed to be interest-rate sensitive within a specific time period if it is estimated to mature or reprice within that time period. If interest-earning assets which are estimated to mature or reprice within a particular time period are less than the amount of interest-bearing liabilities with comparable maturity or repricing characteristics, a negative difference or "negative-gap" occurs, and in general, increases in interest rates would adversely affect net interest income over such period and decreases in interest rates would have the opposite effect.

         Similarly, if interest-earning assets which are estimated to mature or reprice within a particular time period exceed the amount of interest-bearing liabilities with comparable maturity or repricing characteristics, a positive difference or "positive gap" is present and, in general, increases in interest rates would positively affect net interest income over such period and decreases in interest rates would have the opposite effect.

         Interest-Rate Exchange Agreements. The Bank enters into interest-rate swap transactions in managing its interest-rate exposure. Interest-rate swap transactions generally involve the exchange of fixed- and floating-rate interest-payment obligations without the exchange of the underlying principal amounts.

         Entering into interest-rate swap agreements involves not only the risk of dealing with counterparties and their ability to meet the terms of the contracts but also the interest-rate risk associated with unmatched positions. Notional principal amounts often are used to express the volume of these transactions, but the amounts potentially subject to credit risk are much smaller.

         At September 30, 2000, the Bank had entered into an interest rate floor agreement with a notional amount of $25 million with an interest rate floor on the 1-month LIBOR of 5.87% expiring on September 29, 2002 to protect the rate paid on certain borrowings from the Federal Home Loan Bank. In addition, the Bank has entered into interest rate cap agreements to protect assets and liabilities from the negative effects in the event of an increasing rate environment. The total notional amount of all the interest rate cap agreements is $150 million. The agreements provide for a payment to the Bank to pay the difference between the cap rate of interest and the market rate of interest. The agreements are summarized as follows:

             Expiration Date    Notional Amount     Cap Rate        Index
             ---------------    ---------------     --------   ---------------
              May 16, 2001        $100 million       7.50%     1-month LIBOR
              March 14, 2001      $  25 million      7.00%     1-month LIBOR
              February 1, 2001    $  25 million      7.25%     1-month LIBOR

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

14.   Interest Rate Risk (continued)

         Any payments received under the agreements, net of premium amortization, will be treated as an adjustment of interest income or expense. The Bank's exposure to credit risk is limited to the ability of the counterparty to make potential future payments to the Bank that are required pursuant to the agreements. The Bank's exposure to market risk of loss is limited to the amount of the unamortized premium. At September 30, 2000, the unamortized premium related to the interest rate agreements amounted to approximately $192,000, which approximated the fair value. The Bank has not received any payments under these agreements.

         At September 30, 1999, the Bank had limited its exposure to interest rate risk through agreements to receive quarterly payments in the London InterBank offered rate exceeds 8% rate interest payments. The notional principal amounts of interest-rate swaps outstanding were $10,000,000 for each of the periods, with original terms of two years. The net cost was $16,800 for a two-year period, and has been amortized against income. The Bank has not received any payments under these agreements.

15.   Accounting Changes

         Accounting for Derivative Instruments and Hedging Activities. Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities," addresses the accounting for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. As recently amended by Statement of Financial Standards No. 137, the statement is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. On that date, hedging relationships shall be designed in accordance with the statement. Earlier application is encouraged but is permitted only at the beginning of any fiscal quarter that begins after issuance of the statement. Earlier application of selected provisions of the statement is not permitted. The statement shall not be applied retroactively to financial statements of prior periods. The statement is not expected to have a material adverse impact on the consolidated financial position or results of operations of the Company.

         Employers' Disclosures about Pensions and Other Postretirement Benefits. Statement of Financial Accounting Standards No. 132, Employers' Disclosure about Pension and Other Postretirement Benefits, revises disclosures about pension and other post-retirement benefit plans. These disclosures are effective for years beginning after December 15, 1997 and were made for the year ended September 30, 1999.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries


16.   Conversion From Mutual to Stock

         On January 18, 2000, the Board of Directors of the Bank adopted a Plan of Conversion to convert from a federally-chartered mutual savings bank to a federally-chartered stock savings bank. The conversion was accomplished through the amendment of the Bank's charter to stock form, the formation of the Company, which acquired 100% of the Bank's outstanding common stock upon the conversion of the Bank from mutual to stock form, and the sale of the Company's common stock in an amount equal to the pro forma market value of the Bank after giving effect to the conversion. A subscription offering of the shares of common stock was offered initially to the Bank's eligible deposit account holders, then to other members of the Bank.

         The conversion was completed on July 5, 2000 with the issuance of 1,560,550 shares at $10.00 per share. Expenses of the conversion and offering totaled $1,038,411, which was charged against additional paid-in capital.

         The Board of Directors has adopted various stock option and incentive plans, some of which are subject to ratification by shareholders.

17.   Liquidation Account

         In conjunction with the Bank's conversion to stock form on July 5, 2000, the Bank established, as required by Office of Thrift Supervision (the "OTS") regulations, a liquidation account and will maintain this account for the benefit of the remaining eligible account holders as defined under the Bank's plan of conversion. The initial balance of this liquidation account was equal to the Bank's net worth defined by OTS regulations as of the date of the latest statement of financial condition contained in the final prospectus. In the event of a complete liquidation of the Bank (and only in such event) each eligible holder shall be entitled to receive a liquidation distribution from this account in the amount of the then current adjusted balance for deposits then held, before any liquidation distribution may be made to the stockholders. The Bank is prohibited from declaring cash dividends or repurchasing its capital stock if it would cause a reduction in the Bank's net worth below either the balance of the liquidation account or the statutory net worth requirements set by the OTS.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

18.   Employee Stock Ownership Plan

         In connection with the conversion from mutual to stock form, the Company established an Employee Stock Ownership Plan ("ESOP") for the benefit of participating employees. Employees are eligible to participate upon attaining age twenty-one and completing one year of service.

         The ESOP borrowed $1,248,440 from the Company to fund the purchase of 124,844 shares of the Company's common stock. The purchase of shares of the ESOP was recorded in the consolidated financial statements through a credit to common stock and additional paid-in capital with a corresponding charge to a contra equity account for the unreleased shares. The loan is secured solely by the common stock and is to be repaid in equal quarterly installments of principal and interest payable  through  June  30,  2015 at an  interest  rate of  9.50%.  The intercompany ESOP note and related interest were eliminated in consolidation.

         The Company makes annual contributions to the ESOP equal to the ESOP's debt service, less any dividends received by the ESOP. The ESOP shares were initially pledged as collateral for the debt, which is due to the Company. As the debt is repaid, shares are released from the collateral and allocated to active employees, based on the proportion of debt service paid in the year. The Company accounts for its ESOP in accordance with Statement of Position 93-6. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings-per-share (EPS) computations. ESOP compensation expense was $12,717 for the year ended September 30, 2000. The ESOP shares as of September 30, 2000 were as follows:

                  Allocated shares                                    1,038
                  Unreleased shares                                 123,806
                                                                    -------
                                                                    124,844

                  Fair value of unreleased shares
                     at September 30, 2000                      $ 1,516,624
                                                                ============

19.   Net Income Per Share

         Basic income per share is based upon the weighted average number of common shares of 1,435,706 outstanding during the periods presented (assuming that the shares issued in the conversion were outstanding for the entire period). For 2000, there were no dilutive potential common shares outstanding during the period. Income per share for all periods presented conforms to SFAS 128.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

20.   DutchFork Bancshares, Inc. Financial Statements (Parent Company Only)

         The  following  is  condensed   financial   information   of  DutchFork
         Bancshares, Inc. (parent company only), the primary asset of which is its investment in its bank subsidiary, for the period indicated.

                           DutchFork Bancshares, Inc.
                             Condensed Balance Sheet

                               September 30, 2000

         Assets:
              Investment in subsidiary                          $ 31,175,954
              Accounts receivable from subsidiary                    128,965
                                                               -------------
                  Total assets                                  $ 31,304,919
                                                                ============

         Liabilities and Stockholders' Equity:
              Accounts payable                                  $     11,739
                                                               -------------
              Capital stock                                           15,605
              Additional paid-in capital                          14,551,848
              Retained earnings                                   22,180,461
              Accumulated other comprehensive (loss)              (4,216,676)
              Employee Stock Ownership Plan                       (1,238,058)
                                                               --------------
                  Total liabilities and stockholders' equity    $ 31,304,919
                                                                ============


                           DutchFork Bancshares, Inc.
                        Condensed Statement of Operations
                          Year Ended September 30, 2000

         Income:
              Interest                                          $     28,269
              Equity in undistributed earnings of subsidiary       1,612,656
                                                                ------------
                  Total income                                     1,640,925
                                                                ------------

         Expenses:
              Other expense                                              719
              Income tax                                              11,020
                                                               -------------
                  Total expenses                                      11,739
                                                               -------------
         Net income                                            $   1,629,186
                                                               =============

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

20. DutchFork Bancshares, Inc. Financial Statements (Parent Company Only) (continued)

                           DutchFork Bancshares, Inc.
                        Condensed Statement of Cash Flows
                          Year Ended September 30, 2000
         Operating activities:
              Net income                                                    $  1,629,186
              Adjustments to reconcile net income to net cash provided by:

                  Equity in undistributed income of subsidiary                (1,612,656)
                  (Increase) in other assets                                    (128,664)
                  Increase in other liabilities                                   11,739
                                                                              -----------
                      Total cash provided by operations                         (100,395)
                                                                             ------------

         Financing activities:
              Net proceeds from sale of stock                                 13,319,013
              Capital contributions to subsidiary                            (13,229,000)
              Principal collected from Employee Stock Ownership Plan              10,382
                                                                            ------------
                      Total cash provided by financing activities                100,395
                                                                             -----------

         Net increase in cash and cash equivalents                                    --
         Cash and cash equivalents at beginning of year                               --
                                                                        ----------------
         Cash and cash equivalents at end of year                       $             --
                                                                        ================




                             DIRECTORS AND OFFICERS
OFFICERS                                        DIRECTORS

DutchFork Bancshares, Inc.                        DutchFork Bancshares, Inc. and
                                                  Newberry Federal Savings Bank

J. Thomas Johnson
President and Chief Executive Officer             J. Thomas Johnson
                                                  President and Chief Executive Officer
Steve P. Sligh                                       of Company, Chairman of the Board
Executive Vice President, Treasurer                  and Chief Executive Officer of the
   and Chief Financial Officer                       Bank

Robert E. Livingston, III                         Steve P. Sligh
Corporate Secretary                               Executive Vice President and Chief
                                                     Financial Officer of Company,
Newberry Federal Savings Bank                        and President and Treasurer of
                                                     the Bank

J. Thomas Johnson
Chairman of the Board and Chief                   Robert E. Livingston, III
   Executive Officer                              Ophthalmologist

Steve P. Sligh                                    James E. Wiseman
President and Treasurer                           Retired Dentist

Robert E. Livingston, III                         Robert W. Owen
Corporate Secretary                               Retired Pharmacist and Business Owner

                                                  Keitt Purcell
                                                  Retired Owner of Insurance Agency

                                                  CORPORATE INFORMATION

MAIN OFFICE                                       SPECIAL COUNSEL

1735 Wilson Road                                  Muldoon, Murphy & Faucette LLP
Newberry, South Carolina 29108                    5101 Wisconsin Avenue, N.W.
Telephone: (803) 321-3200                         Washington, D.C. 20016

BRANCH LOCATIONS                                  INDEPENDENT AUDITORS

1323 College Street                               Clifton D. Bodiford
Newberry, South Carolina 29108                    Certified Public Accountant
                                                  2711 Middleburg Drive, Suite 214
127 Amicks Ferry Road                             Columbia, South Carolina 29204
Chapin, South Carolina 29036

101 N. Wheeler Street
Prosperity, South Carolina 29127

STOCKHOLDER INFORMATION

The  Annual  Meeting  of  Stockholders  will  be  held  at  Newberry   Federal's
Training/Meeting Room located at 1735 Wilson Road (entrance facing Alex Avenue), Newberry, South Carolina, on February 8, 2001, at 2:00 p.m., Eastern Time.

SHAREHOLDER AND
GENERAL INQUIRIES TRANSFER AGENT

DutchFork Banchares, Inc.                   Registrar and Transfer Company
1735 Wilson Road                            10 Commerce Drive
Newberry, South Carolina 29108              Cranford, NJ 07016-3572
(803) 321-3200                              (800) 368-5948


ANNUAL AND OTHER REPORTS

A COPY OF THE FORM 10-KSB (WITHOUT EXHIBITS) AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WILL BE FURNISHED WITHOUT CHARGE TO STOCKHOLDERS AS OF THE RECORD DATE FOR VOTING AT THE ANNUAL MEETING OF STOCKHOLDERS UPON WRITTEN REQUEST TO STEVE P. SLIGH, CHIEF FINANCIAL OFFICER, DUTCHFORK BANCSHARES, INC., 1735 WILSON ROAD, NEWBERRY, SOUTH CAROLINA 29108. THE COMPANY'S FORM 10-KSB IS ALSO AVAILABLE THROUGH THE SEC'S WORLD WIDE WEB SITE ON THE INTERNET (http://www.sec.gov).

COMMON STOCK INFORMATION

The Company's common stock is traded on the Nasdaq SmallCap Market under the symbol "DFBS". As of September 30, 2000, there were 1,560,550 shares of common stock outstanding (including unreleased Employee Stock Ownership Plan ("ESOP") shares of 123,806) and 532 stockholders, excluding persons or entities who hold stock in nominee or "street name".

The table below shows the high and low bid range of the Company's common stock. The Company's common stock began trading on July 6, 2000. The Company did not pay any dividends during the year ended September 30, 2000. This information was provided by Bloomberg Professional.

                                                Fiscal 2000
                                  High             Low            Dividends
                              -----------      -----------        ---------

First Quarter                        N/A              N/A             N/A
Second Quarter                       N/A              N/A             N/A
Third Quarter                        N/A              N/A             N/A
Fourth Quarter                $   13 3/8       $  9 15/16        $     --