Form 10KSB, Exhibit 13
period 2001-09-30
DUTCHFORK BANCSHARES INC
filed 2001-12-28
CIK 1107710

Exhibit 13


DutchFork Bancshares, Inc.

2001 ANNUAL REPORT




President's Message                                                    2

Business of the Corporation                                            3

Selected Financial and Other Data                                      4

Management's Discussion and Analysis                                   6

Report of Independent Auditor                                         15

Consolidated Balance Sheets as of September 30, 2001 and 2000         16

Consolidated Statements of Income for the Years Ended September
30, 2001 and 2000                                                     18

Consolidated Statements of Comprehensive Operations for the
Years Ended September 30, 2001 and 2000                               20

Consolidated Statements of Changes in Stockholders' Equity for
the Years Ended September 30, 2001 and 2000                           21

Consolidated Statements of Cash Flows for the Years Ended
September 30, 2001 and 2000                                           22

Notes to Consolidated Financial Statements                            24

Directors and Officers                                                56

Corporate Information                                                 56

Stockholder Information                                               57

Common Stock Information                                              58

President's Message

To Our Stockholders:

On behalf of the Board of Directors, officers and employees of DutchFork Bancshares and its wholly owned subsidiary, Newberry Federal Savings Bank, it is my privilege to present to you our annual report for the fiscal year ending September 2001.

By any standard, 2001 was a year of enormous change in our country as we experienced what appears to be the end of the nation's longest peacetime business expansion and, more importantly, the tragic events that occurred in New York and Washington, D.C. No community in the country has escaped the ripple effects of these events. However, throughout this report you will see evidence of an organization that has steadfastly maintained its focus on its goals of improved earnings and commitment to quality customer service.

Throughout our history, our personnel have provided the highest level of personal service by striving to understand the needs of our customers. This understanding approach to the wants and needs of our community has resulted in a superior partnership with our customers. Even in times of change, our friends can expect and will receive our absolute quality support.

The bank's technology upgrade, discussed in last year's report, has been successfully completed and the benefits of the upgrade have begun to be realized. We believe customers and the bank will continue to benefit from this positive change in operations.

We intend to continue with our primary business of serving the residential real estate market and the banking needs of small businesses and the people of Newberry County. This focus was sharpened by the very beneficial sale of our office in Chapin in February. Our management and Board of Directors are dedicated to enhancing shareholder value, serving our community, and providing a challenging and rewarding work environment for our employees.

In our second year as a public company, we would like to express our sincerest thanks to our customers, friends, and associates who have invested in the company. Your Board of Directors, the officers, and staff will endeavor to protect and reward your investment.

Thank you for your support and investment in DutchFork Bancshares, Inc. and Newberry Federal Savings Bank.

Sincerely,



/s/ J. Thomas Johnson
---------------------
J. Thomas Johnson
President and CEO

BUSINESS OF DUTCHFORK BANCSHARES, INC.

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

The Bank is a traditional savings bank, specializing in the acceptance of retail deposits from the general public in the areas surrounding its three full-service offices and using those funds, together with funds from operations, the conversion and borrowings, to originate residential mortgage loans and consumer loans and, to a lesser extent, construction, land and commercial business loans. In addition, the Bank invests significant funds in mortgage-backed securities, including collateralized mortgage obligations. The Bank could experience interest rate risk because of its significant investment securities portfolio. The Bank's revenues are derived principally from interest and fees on loans originated and interest and dividends on investments and mortgage-backed securities.

As a savings and loan holding company, the Company is subject to regulation, examination and oversight by the Office of Thrift Supervision. As a federally chartered stock savings bank, the Bank is subject to regulation, examination and oversight by the Office of Thrift Supervision. The Bank is also subject to general oversight by the Federal Deposit Insurance Corporation. The Bank is a member of the Federal Home Loan Bank of Atlanta.

SELECTED FINANCIAL AND OTHER DATA

The following tables contain certain information concerning the financial position and results of operations of the Company. You should read this information in conjunction with the consolidated financial statements included in this report.



                                                                      At September 30,
                                                    --------------------------------------------------
                                                      2001          2000          1999           1998
                                                    --------      --------      --------      --------
                                                                      (In thousands)
Selected Consolidated Financial Data:
        Total assets                                $249,832      $224,068      $211,151      $182,775
        Cash and cash equivalents                      5,065         2,835         3,256         4,964
        Loans, net                                    73,088        78,308        75,324        71,249
        Securities held-to-maturity:
               Mortgage-backed securities, net         3,374         3,874         4,466         6,819
               Investment securities, net                 50         1,141         1,141         1,346
        Securities available-for-sale:
               Mortgage-backed securities, net       111,688       105,965        96,885        85,152
               Investment securities, net             49,561        24,772        22,068         6,542
        Deposit accounts                             147,258       147,731       137,537       141,702
        Federal Home Loan Bank advances               60,000        35,000        39,240        20,600
        Other borrowings                                  --         2,755         7,370            --
        Total equity                                  34,066        31,296        16,701        18,771
        Repossessed assets                                --            22            14            19
        Nonperforming assets and
           troubled debt restructurings                  459           185           243           384


                                                                   Year Ended September 30,
                                                    -------------------------------------------------------
                                                     2001            2000            1999            1998
                                                    -------         -------         -------         -------
                                                            (In thousands, except per share amounts)
Selected Consolidated Operating Data:
        Total interest income                       $16,092         $15,529         $12,490         $12,299
        Total interest expense                        9,078           9,093           7,490           7,555
                                                    -------         -------         -------         -------
               Net interest income                    7,014           6,436           5,000           4,744
        Provision for loan losses                       241             340             142              85
                                                    -------         -------         -------         -------
               Net interest income after
                  provision for loan losses           6,773           6,096           4,858           4,659
        Noninterest income                            4,283           1,118           1,155           1,536
        Noninterest expense                           5,592           4,695           4,228           4,109
                                                    -------         -------         -------         -------
        Income before income taxes                    5,464           2,519           1,785           2,086
        Provision for income taxes                    2,042             890             771             834
                                                    -------         -------         -------         -------
               Net income                           $ 3,422         $ 1,629         $ 1,014         $ 1,252
                                                    =======         =======         =======         =======

        Income per share (basic)                    $  2.46         $  1.13           $ N/A           $ N/A
                                                    =======         =======         =======         =======

        Income per share (diluted)                  $  2.44         $  1.13           $ N/A           $ N/A
                                                    =======         =======         =======         =======

                                                                            At or For the Year Ended September 30,
                                                               ----------------------------------------------------------------
                                                                2001               2000               1999               1998
                                                               -------            -------            -------            -------
Selected Consolidated Operating
   Ratios and Other Data (1):
Performance Ratios:
        Average yield on interest-earning assets                 7.22%              7.38%              6.94%              7.12%
        Average rate paid on interest-bearing
           liabilities                                           4.78               4.64               4.50               4.73
        Average interest rate spread (2)                         2.44               2.74               2.44               2.40
        Net interest margin (3)                                  3.15               3.06               2.78               2.75
        Ratio of interest-earning assets to
           interest-bearing liabilities                        117.35             107.45             108.16             108.02
        Net interest income after provision for
           loan losses to noninterest expense                  121.13             129.84             114.91             113.38
        Noninterest expense as a percent of
           average assets                                        2.44               2.12               2.26               2.28
        Return on average assets                                 1.49               0.74               0.54               0.69
        Return on average equity                                10.06               8.13               5.43               6.79
        Ratio of average equity to average
           assets                                               14.84               9.04               9.97              10.23
Regulatory Capital Ratios:
        Tangible capital ratio                                  13.45              15.27               9.24              10.28
        Core capital ratio                                      13.45              15.27               9.24              10.28
        Risk-based capital ratio                                26.88              32.34              17.39              24.89
Asset Quality Ratios:
        Nonperforming loans and troubled
           debt restructurings as a percent
           of total loans (4)                                    0.63               0.20               0.30               0.51
        Nonperforming assets and troubled
           debt restructurings as a percent
           of total assets (5)                                   0.18               0.08               0.12               0.21
        Allowance for loan losses as a
           percent of total loans                                0.87               0.56               0.24               0.25
        Allowance for loan losses as a
           percent of nonperforming loans
           and troubled debt restructurings (4)                138.34             251.48              80.79              49.59
        Net loans charged-off to average
           interest-earning loans                                0.13               0.19               0.18               0.14
Number at end of period:
        Full service offices                                        3                  4                  4                  4
        Mortgage loans                                          1,328              3,866              3,807              3,823
        Deposit accounts                                       14,275             16,906             16,266             15,728


----------------------------

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The following is management's analysis of the Company's consolidated financial condition and consolidated results of operations as of and for the years ended September 30, 2001 and 2000. This discussion is designed to provide a more comprehensive review of the operating results and financial position than could be obtained from an examination of the consolidated financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data included elsewhere in this report.

The Bank provides financial services from its three banking locations in Newberry County, South Carolina. The Bank's principal business is attracting deposits from the general public and using these funds to originate loans and invest in mortgage-backed and other securities. The Bank also maintains a significant investment securities portfolio primarily because of the low loan demand in its primary market area. The Bank's results of operations depend primarily on net interest income, which is the difference between the interest income earned on interest-earning assets, such as loans and securities, and the interest expense on interest-bearing liabilities, such as deposits and borrowings. The Bank also earns non-interest income primarily from gains on sales of securities and service charges and other fees earned on deposit accounts and loans. The Bank's non-interest expenses primarily consist of employee compensation and benefits, occupancy expense, advertising and other operating expenses. Results of operations are also affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and regulations. The Bank exceeded all of its regulatory capital requirements at September 30, 2001.

In addition to serving the financial service needs of consumers within its primary market area, the Bank has demonstrated its commitment to its local communities through philanthropy. Since 1990, it has made monetary gifts and donations totaling approximately $2.0 million to various cultural, educational and civic organizations operating within its primary market area. The Bank's targeted gifts have been investments in the community primarily to promote economic growth and stability. The relative economic health of the community is directly related to the future growth of the business. The Bank intends to continue its tradition of local community support.

The Company is not aware of any trends, event or uncertainties that will have or are reasonably likely to have a material effect on its liquidity, capital resources or operations except as discussed in this report. The Company is not aware of any current recommendations by regulatory authorities that would have such an effect, if implemented.

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

Comparison of Financial Condition at September 30, 2001 and September 30, 2000

Total assets increased by $25.7 million from $224.1 million at September 30, 2000 to $249.8 million at September 30, 2001. Loans receivable decreased by $5.2 million, primarily due to loans sold to fund the deposits transferred as part of the Chapin branch sale. Investment securities available for sale increased $24.8 million due to the purchase of preferred stocks of $33.8 million and the sale of other securities. Mortgage-backed securities held-for-investment decreased $501,000 due to repayments and prepayments. Mortgage-backed securities available-for-sale increased $5.7 million as a result of purchases exceeding both payments and sales. Management invests funds in private issues of mortgage-backed securities to achieve higher yields and an overall shorter weighted average maturity than may be obtained solely through investment in U.S. government guaranteed mortgage-backed securities. The lack of a government guarantee is partially offset by the sinking funds attributable to most private issues. A sinking fund is a contractual obligation that requires the issuer to retire a specified portion of the mortgage-backed securities debt each year. Deposit accounts decreased $473,000 from September 30, 2000 to September 30, 2001, comprised mainly of shorter term certificates of deposit and checking accounts. The increase of $25 million in Federal Home Loan Bank advances was utilized to fund various investments.

At September 30, 2000, total equity was $31.3 million, which included retained earnings of $22.2 million and a $4.2 million unrealized loss. At September 30, 2001, total equity was $34.1 million, an increase of $2.8 million. Retained earnings at September 30, 2001 were $25.6 million and the Company recorded an $87,000 unrealized gain, net of taxes, on the investment securities and mortgage-backed securities portfolios classified as available-for-sale. Because the Company has a substantial portfolio of investment securities and mortgage-backed securities available-for-sale, the market values of these securities fluctuates significantly as a result of changes in market interest rates.

Comparison of Operating Results for the Years Ended September 30, 2001 and 2000

Net income. Net income increased from $1.6 million in 2000 to $3.4 million in 2001 primarily as a result of a $1.8 million gain on the sale of the Chapin branch and an increase of $1.2 million in gains on the sale of securities.

Net interest income. Net interest income increased from $6.4 million in 2000 to $7.0 million in 2001 primarily as a result of an increase in interest earning assets of $563,000.

Provision for Loan Losses. The provision for loan losses decreased from $340,000 in 2000 to $241,000 in 2001. This was based upon the lower level of charge-offs and the overall reserve level. Management believes the allowance is adequate at September 30, 2001. However, no assurances can be given that the allowance for loan losses will not be increased in the future.

Noninterest income. Noninterest income increased by $3.2 million for the year ended September 30, 2001, primarily due to an increase in net gains on the sale of securities of $1.2 million and a $1.8 million gain on the sale of the Chapin branch. The Bank manages its unrealized gains and losses through a continuing attempt to match maturities of assets and liabilities while seeking to maintain a profit margin. On a quarterly basis, the Bank conducts a detailed review of its interest rate risk exposure and the effects on capital of any restructuring of the portfolio that might be deemed appropriate. As part of this process, the Bank takes advantage of opportunities to shorten asset maturities and has taken steps to increase the percent of adjustable-rate mortgage-backed securities. In addition, the Bank attempts to extend the maturity of liabilities when borrowing money and occasionally uses interest rate swaps to limit the effects of market interest rate fluctuations. See Notes 1 and 14 to the consolidated financial statements.

Noninterest expense. Noninterest expense totaled $5.6 million for the year ended September 30, 2001 compared to $4.7 million for the same period in 2000. The increase of $897,000 resulted from a $663,000 increase in compensation and benefits, a $139,000 increase in other expense, a $101,000 increase in supplies and printing and a $429,000 increase in professional expenses, all partially offset by decreases of $124,000 in furniture and equipment, $117,000 in insurance and related costs and $166,000 in contributions. The increase in compensation and benefits resulted from normal increases in salaries, along with additional employees associated with the conversion to an in-house data processing system and costs associated with the Company's ESOP and Incentive Compensation Plan. The increase in supplies and printing was associated with the new in-house data processing system. The increase in professional expenses was due to additional legal and accounting costs as a public company and fees related to the conversion to the new in-house data processing system.

Provision for Income Taxes. The provision for income taxes increased between 2000 and 2001 as a result of higher income before income taxes.

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



                                                                                        Year Ended September 30,
                                                                   -------------------------------------------------------------
                                         At September 30, 2001                2001                              2000
                                         ---------------------     ----------------------------     ----------------------------
                                                                                        Average                          Average
                                                       Yield/      Average              Yield/       Average              Yield/
                                          Balance       Rate       Balance   Interest    Rate        Balance   Interest    Rate
                                          -------      ------      -------   --------  -------       -------   --------   ------
Interest-earning assets:
        Loans receivable (1)             $ 73,088       7.99%      $ 72,347  $  6,217    8.59%      $ 76,438   $  6,182    8.09%
        Mortgage-backed securities (2)    111,688       4.63        110,401     4,772    4.32        107,362      7,288    6.79
        Investment securities (3)          45,612       6.79         32,898     4,585   13.94         21,157      1,623    7.67
        Interest-bearing deposits             397       3.00            767        51    6.65          1,335         72    5.39
        Federal funds sold                     --         --          3,020       180    5.96          1,322         67    5.07
        Other                               3,998       6.45          3,441       287    8.34          2,889        297   10.28
                                         --------                  --------  --------               --------   --------
               Total interest-earning
                  assets                  234,783       5.80        222,874    16,092    7.22        210,503     15,529    7.38
        Noninterest-earning assets         15,049                     6,479                           10,927
                                         --------                  --------                         --------
               Total assets              $249,832                  $229,353                        $ 221,430
                                         ========                  ========                        =========

Interest-bearing liabilities:
        Deposit accounts                 $147,258       3.91       $140,532     6,629    4.72       $150,921      6,846    4.54
        Federal Home Loan Bank
           advances                        60,000       4.44         47,500     2,385    5.02         35,292      2,099    5.95
        Other borrowings                       --         --          1,891        64    3.38          9,694        148    1.53
                                         --------                  --------   -------               --------   --------
               Total interest-bearing
                  liabilities             207,258       4.06%       189,923     9,078    4.78%       195,907      9,093    4.64%
        Noninterest-bearing
           liabilities                      8,508                     5,402                            5,496
                                         --------                  --------                         --------
               Total liabilities          215,766                   195,325                          201,403
        Total retained earnings            34,066                    34,028                           20,027
                                         --------                  --------                         --------
               Total liabilities and
                  retained earnings      $249,832                  $229,353                         $221,430
                                         ========                  ========                         ========

Net interest-earning assets              $ 22,670                  $ 32,951                         $ 14,596
Net interest income/interest
   rate spread (4)                                      1.74%      $  7,014              2.44%      $  6,436               2.74%
Net interest margin as a
   percentage of interest-
   earning assets                                       2.22%                            3.15%                             3.06%
Ratio of interest-earning
   assets to interest-bearing
   liabilities                                        113.28%                          117.35%                            107.45%

------------------------------------

(1) Balances are net of deferred loan origination costs, undisbursed proceeds of construction loans in process, and include nonaccrual loans.
(2) Includes mortgage-backed securities available-for-sale and held-to-maturity.
(3) Includes investment securities available-for-sale and held-to-maturity on a tax-equivalent basis.
(4) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(5) Net interest margin represents net interest income as a percentage of average interest-earning assets.

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

                                               Year Ended September 30, 2001            Year Ended September 30, 2000
                                                        Compared to                              Compared to
                                               Year Ended September 30, 2000            Year Ended September 30, 1999
                                            -----------------------------------       -----------------------------------
                                             Rate          Volume         Net           Rate        Volume          Net
                                            -------       -------       -------       -------       -------       -------
                                                                        (Dollars in thousands)
Interest-earning assets:
        Loans                               $   243       $  (208)      $    35       $   172       $   230       $   402
        Mortgage-backed securities (1)       (2,729)          213        (2,516)          468         1,112         1,580
        Investment securities (1)             1,764         1,198         2,962           238           847         1,085
        Interest-earning deposits with
           banks                                 25           (46)          (21)            7           (30)          (23)
        Other borrowings                       (394)          507           113           (25)           (9)          (34)
        Other                                    (4)           (6)          (10)           21             8            29
                                            -------       -------       -------       -------       -------       -------
               Total interest-earning
                  assets                     (1,095)        1,658           563           881         2,158         3,039

Interest-bearing liabilities:
        Deposit accounts                        299          (516)         (217)          346           510           856
        Federal Home Loan Bank
           advances                             845          (559)          286          (102)          763           661
        Federal funds borrowed                   69          (153)          (84)            6            80            86
                                            -------       -------       -------       -------       -------       -------
               Total interest-bearing
                  liabilities                 1,213        (1,228)          (15)          250         1,353         1,603
                                            -------       -------       -------       -------       -------       -------
Increase (decrease) in net interest
   income                                   $(2,308)      $ 2,886       $   578       $   631       $   805       $ 1,436
                                            =======       =======       =======       =======       =======       =======

-------------------------------

(1) Includes securities available-for-sale and held-to-maturity on a tax-equivalent basis.

Asset and Liability Management

The Bank is particularly subject to interest rate risk because a large percentage of the Bank's interest-earning assets have longer maturities than the maturities of the Bank's interest-bearing liabilities, which reduces the Bank's income as interest rates rise. In addition, the Bank's capital levels can fluctuate with changes in market interest rates as a result of market value change on its investment in long-term fixed rate U.S. Government agency securities, certain deep discounted, fixed-rate collateralized mortgage obligations and long-term zero coupon bonds. At September 30, 2001, the Bank held $31.4 million of these securities, or 13.0% of its total assets.

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

The Bank primarily utilizes an interest rate risk report prepared by the Office of Thrift Supervision to review its level of interest rate risk. The following table, which was prepared by the Office of Thrift Supervision, presents the changes in the Bank's net portfolio value at September 30, 2001, that would occur upon an immediate change in interest rates based on Office of Thrift Supervision assumptions, but without effect to any steps that management might take to counteract that change. Net portfolio value is the present value of expected cash flows from assets, liabilities and off-balance sheet contracts. A higher net portfolio value ratio indicates a lower level of interest rate risk.

                                                                   Net Portfolio Value as a % of
                                                                            Present
                                                                         Value of Assets
          Change in                                                -----------------------------
        Interest Rates             Net Portfolio Value             Net Portfolio
        In Basis Points  --------------------------------------        Value
         (Rate Shock)      Amount         Change       % Change        Ratio          Change (1)
         ------------      ------         ------       --------        -----          ----------
              300        $ 16,579     $ (15,330)        (48)%           7.60%          (560) bp
              200          18,682       (13,227)        (41)            8.37           (482) bp
              100          27,419        (4,490)        (14)           11.69           (151) bp
           Static          31,909                                      13.20
             (100)         28,274        (3,635)        (11)           11.72           (148) bp
             (200)         26,031        (5,878)        (18)           10.73           (247) bp


------------------------------

(1) Expressed in basis points.


As presented in the above table, based on the assumptions by the Office of Thrift Supervision as of September 30, 2001, it is estimated that a sudden 200 basis point increase in interest rates would decrease the Bank's net portfolio value by $13.2 million, or 41% at that date. The Net Portfolio Value ratio of 8.37% as indicated in the above table at 200 basis points rate shock satisfied the 4% requirement imposed by the Office of Thrift Supervision in connection with its approval of the Conversion.

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

The Bank's most liquid assets are cash and short-term investments. The levels of these assets depend on the Bank's operating, financing, lending and investing activities during any given period. At September 30, 2001, cash and short-term investments totaled $5.1 million. The Bank has other sources of liquidity if a need for additional funds arises, including securities maturing within one year and the repayment of loans. The Bank may also sell securities available-for-sale, and use federal funds purchased and Federal Home Loan Bank of Atlanta advances as sources of funds. At September 30, 2001, the Bank had the ability to borrow an additional $59.8 million from the Federal Home Loan Bank of Atlanta. On that date, the Bank had outstanding advances of $60.0 million.

At September 30, 2001, the Bank had outstanding commitments to originate loans of $443,000, $245,114 of which had fixed interest rates. These loans are to be secured by properties located in its primary market area. The Bank anticipates that it will have sufficient funds available to meet its current loan commitments. Loan commitments have, in recent periods, been funded through liquidity or through Federal Home Loan Bank borrowings. Certificates of deposit which are scheduled to mature in one year or less from September 30, 2001, totaled $94.0 million. Management believes, based on past experience, that a significant portion of such deposits will remain with the Bank. Based on the foregoing, the Bank considers its liquidity and capital resources sufficient to meet its outstanding short-term and long-term needs.

The Bank is subject to various regulatory capital requirements imposed by the Office of Thrift Supervision. At September 30, 2001, Newberry Federal was in compliance with all applicable capital requirements. See Note 11 to the consolidated financial statements.

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

Impact of New Accounting Standards

Accounting for Derivative Instruments and Hedging Activities. Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," addresses the accounting for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. As recently amended by Statement of Financial Accounting Standards No. 137, the statement is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. On that date, hedging relationships were designed in accordance with the statement. Earlier application is encouraged but is permitted only at the beginning of any fiscal quarter that begins after issuance of the statement. Earlier application of selected provisions of the statement is not permitted. The statement shall not be applied retroactively to financial statements of prior periods. The statement is not expected to have a material adverse impact on the consolidated financial position or results of operations of the Company.

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

                       [LETTERHEAD OF CLIFTON D. BODIFORD]



                          Report of Independent Auditor


The Board of Directors
DutchFork Bancshares, Inc. and Subsidiaries
Newberry, South Carolina

I have audited the accompanying consolidated balance sheets of DutchFork Bancshares, Inc. and Subsidiaries as of September 30, 2001 and 2000, and the related consolidated statements of income, comprehensive operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted the audits in accordance with generally accepted auditing standards in the United States. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DutchFork Bancshares, Inc. and Subsidiaries at September 30, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States.


                                                         /s/ Clifton D. Bodiford
                                                         -----------------------
                                                         Clifton D. Bodiford


November 2, 2001

                           DutchFork Bancshares, Inc.
                                and Subsidiaries
                           Consolidated Balance Sheets

                                                                At September 30,
                                                             2001              2000
                                                         ------------      ------------
Assets
Cash and cash equivalents (Notes 1, 2
   and 12)                                               $  5,065,459      $  2,834,538
Investments and mortgage-backed securities
  (Notes 1, 3, 7 and 12):
        Available-for-sale:
               Investments (cost of $49,340,193 and
                 $27,429,604 at September 30, 2001
                 and 2000 respectively)                    49,560,617        24,772,470
               Mortgage-backed securities (cost of
                 $111,774,654 and $110,102,612 at
                 September 30, 2001 and 2000
                 respectively)                            111,688,476       105,965,236
        Held-to-maturity:
               Investments (fair value of
                 $50,0000 and $1,141,000 at
                 September 30, 2001 and 2000
                 respectively)                                 50,000         1,141,000
               Mortgage-backed securities (fair
                 value of $3,379,484 and $3,493,114
                 at September 30, 2001 and 2000
                 respectively)                              3,373,893         3,874,486
Loans receivable (Notes 1, 4, 7, 10, and 12)               73,087,925        78,307,565
Repossessed assets                                                 --            22,246
Premises, furniture and equipment, net (Notes
   1 and 5)                                                 3,997,932         3,600,824
Accrued interest receivable:
        Loans and mortgage-backed securities
           (Note 1)                                           555,574           560,940
        Investments and other property                        506,155           925,279
Prepaid assets                                                486,219           351,971
Prepaid income tax and tax refunds
   receivable                                                      --            43,600
Deferred tax asset (Notes 1 and 9)                            710,450           566,355
Other                                                         749,202         1,101,479
                                                         ------------      ------------
Total assets                                             $249,831,902      $224,067,989
                                                         ============      ============

                           DutchFork Bancshares, Inc.
                                and Subsidiaries
                     Consolidated Balance Sheets (continued)


                                                                     At September 30,
                                                                 2001                2000
                                                             -------------       -------------
Liabilities and stockholders' equity
Liabilities:
        Deposit accounts (Note 6, 12 and
           14)                                               $ 147,257,904       $ 147,730,669
        Federal Home Loan Bank advances
           (Notes 7 and 12)                                     60,000,000          35,000,000
        Other borrowings                                                --           2,755,000
        Advances from borrowers for taxes
           and insurance                                            76,449              60,727
        Accrued income taxes payable                             2,389,519             838,707
        Accounts payable - securities                            4,854,687           4,785,938
        Accounts payable                                                --              21,837
        Accrued expenses                                           454,844             655,789
        Accrued interest payable                                   716,440             860,231
        Other                                                       16,237              63,576
                                                             -------------       -------------
Total liabilities                                              215,766,080         192,772,474
                                                             -------------       -------------

Commitments and contingencies (Note 10)

Stockholders' equity:
        Preferred stock, $.01 par value, 500,000 shares
           authorized and unissued                                      --                  --
        Common stock, $.01 par value,
           4,000,000 shares authorized, 1,320,628
           and 1,560,550 issued and outstanding at
           September 30, 2001 and 2000, respectively                15,605              15,605
        Additional paid-in capital                              14,585,071          14,554,183
        Retained earnings, substantially restricted
           (Notes 9 and 11)                                     25,602,497          22,180,461
        Accumulated other comprehensive income (loss)               87,391          (4,216,676)
        Treasury stock (177,500 shares)                         (3,851,845)                 --
        Unearned 2001 Stock-Based Incentive Plan shares         (1,173,175)                 --
           (62,422 shares)
        Unearned Employee Stock Ownership Plan shares           (1,199,722)         (1,238,058)
                                                             -------------       -------------
Total stockholders' equity                                      34,065,822          31,295,515
                                                             -------------       -------------
Total liabilities and stockholders' equity                   $ 249,831,902       $ 224,067,989
                                                             =============       =============

See accompanying notes.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries
                        Consolidated Statements of Income

                                                                           Year Ended
                                                                           September 30,
                                                                       2001             2000
                                                                    -----------      -----------
Interest income:
        Loans receivable (Notes 1 and 4)                            $ 6,217,245      $ 6,182,496
        Investments (Notes 1 and 3)                                   4,771,709        1,694,566
        Mortgage-backed and related securities (Notes 1 and 3)        4,584,951        7,287,872
        Other interest-earning assets                                   518,328          364,017
                                                                    -----------      -----------
               Total interest income                                 16,092,233       15,528,951
                                                                    -----------      -----------

Interest expense:
        Interest expense on deposit accounts (Note 6)                 6,628,430        6,846,302
        Federal Home Loan Bank advances (Note 7)                      2,385,467        2,099,061
        Other borrowings purchased                                       63,827          147,425
                                                                    -----------      -----------
               Total interest expense                                 9,077,724        9,092,788
                                                                    -----------      -----------

Net interest income                                                   7,014,509        6,436,163
        Provision for loan losses (Notes 1 and 4)                       241,000          340,000
                                                                    -----------      -----------
        Net interest income after provision for loan losses           6,773,509        6,096,163
                                                                    -----------      -----------

Noninterest income:
        Gain (loss) on sale of securities, net                        1,282,363           94,465
        Gain on sale of branch (Note 20)                              1,828,762               --
        Loan origination and commitment fees (Note 1)                   137,324          107,014
        Gain on loan servicing                                          150,186               --
        Loan servicing fees                                              25,276           76,179
        Bank service charges                                            656,980          671,132
        Loan late charges                                                50,625           55,628
        Other                                                           151,251          114,077
                                                                    -----------      -----------
               Total noninterest income                               4,282,767        1,118,495
                                                                    -----------      -----------

See accompanying notes.
                                       18

                           DutchFork Bancshares, Inc.
                                and Subsidiaries
                  Consolidated Statements of Income (continued)


                                                      Year Ended
                                                     September 30,
                                                 2001            2000
                                              ----------      ----------
Noninterest expense:
        Compensation and benefits              2,738,776       2,075,739
        Occupancy                                295,663         298,270
        SAIF deposit insurance premium            28,478          43,351
        Foreclosed real estate expenses               --           1,611
        Furniture and equipment                  308,573         432,583
        Professional fees                        638,332         209,632
        Telephone and postage                    209,709         167,180
        Insurance and related costs               39,481         156,453
        Marketing                                117,886         163,830
        Data processing                          292,212         328,143
        Supplies and printing                    183,103          81,908
        OTS assessments                           55,938          51,090
        Meetings                                  42,651          52,174
        Bank service charges                      42,047          39,579
        Loan expenses                             49,857          52,902
        Transaction account charges               82,039          39,895
        Automated teller system                   26,442          33,700
        Contributions                            148,981         314,801
        Other                                    291,762         152,321
                                              ----------      ----------
               Total noninterest expense       5,591,930       4,695,162
                                              ----------      ----------

        Income before income taxes             5,464,346       2,519,496

Provision for income taxes                     2,042,310         890,310
                                              ----------      ----------

Net income                                    $3,422,036      $1,629,186
                                              ==========      ==========

Net income per share (basic)                  $     2.46      $     1.13
                                              ==========      ==========

Net income per share (diluted)                $     2.44      $     1.13
                                              ==========      ==========


See accompanying notes.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries
               Consolidated Statements of Comprehensive Operations



                                                     Year Ended September 30,
                                                      2001             2000
                                                  -----------      -----------

Net income                                        $ 3,422,036      $ 1,629,186

Other comprehensive income (loss), net of tax:
  Unrealized gains (losses) arising during the
     period, net of tax effect of $2,624,595 and
     $(223,875) for the years ended September
     30, 2001 and 2000, respectively                4,304,067         (366,205)
                                                  -----------      -----------

Comprehensive income                              $ 7,726,103      $ 1,262,981
                                                  ===========      ===========







See accompanying notes.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries
           Consolidated Statements of Changes in Stockholders' Equity



                                Number of                                                           Additional      Retained
                                 Shares        Common Stock    Treasury Stock   Incentive Plan   Paid-in Capital    Earnings
                              ------------     ------------    --------------   --------------   ---------------  ------------
Balance at September
   30, 1999                             --     $         --     $         --     $         --     $         --    $ 20,551,275
Issuance of common
   stock in public
   offering                      1,560,550           15,605               --               --       14,551,848              --
Release of 1,038
   ESOP shares                          --               --               --               --            2,335              --
Net income                              --               --               --               --               --       1,629,186
Change in net
   unrealized
   depreciation on
   investments
   available for sale (net
   of deferred and current
   income tax benefit of
   $(223,875)                           --               --               --               --               --              --
                              ------------     ------------     ------------     ------------     ------------    ------------
Balance at September
   30, 2000                      1,560,550           15,605               --               --       14,554,183      22,180,461
Release of 3,834
   ESOP shares                          --               --               --               --           30,888              --
Purchase of shares
   for incentive plan              (62,422)              --               --       (1,173,175)              --              --
Purchase of treasury
   stock                          (177,500)              --       (3,851,845)              --               --              --
Net income                              --               --               --               --               --       3,422,036
Change in net
   unrealized
   depreciation on
   investments
   available for sale (net
   of deferred and current
   income taxes of
   $ 2,624,595)                         --               --               --               --               --              --
                              ------------     ------------     ------------     ------------     ------------    ------------
Balance at September
   30, 2001                      1,320,628     $     15,605     $ (3,851,845)    $ (1,173,175)    $ 14,585,071    $ 25,602,497
                              ============     ============     ============     ============     ============    ============

                                                 Accumulated
                              Employee Stock        Other           Total
                                Ownership       Comprehensive   Stockholders'
                                Plan Loan       Income (Loss)       Equity
                               ------------     ------------     ------------
Balance at September
   30, 1999                    $         --     $ (3,850,471)    $ 16,700,804
Issuance of common
   stock in public
   offering                      (1,248,440)              --       13,319,013
Release of 1,038
   ESOP shares                       10,382               --           12,717
Net income                               --               --        1,629,186
Change in net
   unrealized
   depreciation on
   investments
   available for sale (net
   of deferred and current
   income tax benefit of
   $(223,875)                            --         (366,205)        (366,205)
                               ------------     ------------     ------------
Balance at September
   30, 2000                      (1,238,058)      (4,216,676)      31,295,515
Release of 3,834
   ESOP shares                       38,336               --           69,224
Purchase of shares
   for incentive plan                    --               --       (1,173,175)
Purchase of treasury
   stock                                 --               --       (3,851,845)
Net income                               --               --        3,422,036
Change in net
   unrealized
   depreciation on
   investments
   available for sale (net
   of deferred and current
   income taxes of
   $ 2,624,595)                          --        4,304,067        4,304,067
                               ------------     ------------     ------------
Balance at September
   30, 2001                    $ (1,199,722)    $     87,391     $ 34,065,822
                               ============     ============     ============


See accompanying notes

                           DutchFork Bancshares, Inc.
                                and Subsidiaries
                      Consolidated Statements of Cash Flows

                                                                      Year Ended September 30,
                                                                      2001               2000
                                                                   -----------       -----------
Operating Activities

Net income                                                         $ 3,422,036       $ 1,629,186
Adjustments to reconcile net income to net cash
   provided (used) by operating activities:
        Depreciation                                                   275,240           249,605
        Provision for losses                                           241,000           340,000
        (Gain) loss on sales of investments and mortgage-
               backed securities                                    (1,282,363)           94,465
        Net loss on sales on loans                                          --             1,447
        Net loss on sales of foreclosed real estate                         --            22,697
        Increase (decrease) in deferred loan origination fees          (85,248)            4,289
        Amortization of premiums (discounts) on investments,
           mortgage-backed securities and loans                     (1,438,624)       (1,107,839)
        Decrease (increase) in accrued interest receivable             424,490          (217,938)
        Decrease in prepaid and other assets                           261,629         1,114,095
        (Increase) decrease in deferred tax asset                     (144,095)          102,814
        Increase (decrease) in accrued interest payable               (143,791)          337,004
        Increase (decrease) in accounts payable and accrued
               expenses                                                (21,837)       (4,136,288)
        Increase (decrease) in other liabilities                    (1,322,160)          800,769
        Origination of loans held for sale                          (2,301,775)       (1,147,134)
        Proceeds from sales of trading securities                    1,002,340                --
        Purchases of trading securities                             (1,000,000)               --
        Proceeds from sales of loans held for sale                   2,034,775         1,679,951
                                                                   -----------       -----------
Net cash (used) by operating activities                                (78,383)         (232,877)
                                                                   -----------       -----------

                           DutchFork Bancshares, Inc.
                                and Subsidiaries
                Consolidated Statements of Cash Flows (continued)

                                                                   Year Ended September 30,
                                                                   2001               2000
                                                              -------------       -------------
Investing Activities

Principal payments on mortgage-backed securities                 55,339,376          14,215,053
Proceeds from maturities of securities                            1,091,000                  --
Purchases of available-for-sale securities                     (216,141,558)        (50,546,358)
Proceeds from sales of available-for-sale securities            140,438,790          25,560,858
Net (increase) decrease in loans receivable                       5,330,888          (3,914,511)
Proceeds from sales of repossessed assets                            22,246              22,000
Proceeds from sales of premises, furniture and equipment            302,785                  --
Purchases of premises, furniture and equipment                     (975,133)           (194,077)
                                                              -------------       -------------
Net cash (used) by investing activities                         (14,591,606)        (14,857,035)
                                                              -------------       -------------

Financing Activities

Net  increase (decrease) in deposit accounts                       (472,765)         10,193,258
Proceeds from Federal Home Loan Bank advances                    25,000,000           8,500,000
Payments on Federal Home Loan Bank advances and
   other borrowings                                                      --         (12,740,000)
Proceeds from other borrowings                                   28,753,749          38,870,000
Repayments of other borrowings                                  (31,440,000)        (43,485,000)
Issuance of stock in public offering                                     --          13,319,013
Release of ESOP shares                                               69,224              10,382
Purchase of treasury stock                                       (3,851,845)                 --
Unallocated incentive plan                                       (1,173,175)                 --
Increase in advances from borrowers for
   taxes and insurance                                               15,722                 744
                                                              -------------       -------------
Net cash provided by financing activities                        16,900,910          14,668,397
                                                              -------------       -------------
Net increase (decrease) in cash and cash equivalents              2,230,921            (421,515)
Cash and cash equivalents at beginning of year                    2,834,538           3,256,053
                                                              -------------       -------------
Cash and cash equivalents at end of year                      $   5,065,459       $   2,834,538
                                                              =============       =============

Supplemental Disclosures of Cash Flow Information:

Cash paid (received) during the year for:
         Interest                                             $   9,221,515       $   9,429,792
         Taxes                                                $   3,184,908       $  (1,464,659)

See accompanying notes.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries
                   Notes to Consolidated Financial Statements

                     Years Ended September 30, 2001 and 2000

1.  Organization and Summary of Significant Accounting Policies

     Organization

     DutchFork Bancshares, Inc. (the "Company") is a unitary savings and loan holding company formed for the purpose of acquiring and holding all of the outstanding stock of Newberry Federal Savings Bank (the "Bank"). The Bank is in the business of obtaining deposits in Newberry County and the surrounding area and investing those deposits in loans and securities.

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

     (n) Reclassifications

     Certain 2000 amounts have been reclassified to conform with 2001 classifications.

     (o) Marketing Expenses

     The Bank expenses the cost of marketing as incurred. Marketing expenses totaled $117,111 and $163,830 for the years ended September 30, 2001 and 2000, respectively.

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

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

2.  Cash and Cash Equivalents

               Cash and cash equivalents are as follows:

                                                         At September 30,
                                                       2001            2000
                                                    ----------      ----------
               Cash and due from banks              $4,668,431      $2,426,782
               Interest bearing deposits               397,028         407,756
                                                    ----------      ----------
                                                    $5,065,459      $2,834,538
                                                    ==========      ==========

3.  Investments and Mortgage-Backed Securities

               Securities Available-for-Sale - The amortized cost, gross unrealized gains, gross unrealized losses and fair values of securities available for sale consisted of the following:

                                                                  At September 30, 2001
                                             ------------------------------------------------------------------
                                                                  Gross             Gross
                                               Amortized        Unrealized        Unrealized           Fair
                                                 Cost             Gains             Losses             Value
                                             ------------      ------------      ------------      ------------
    Bonds and notes-US government
        and agency securities                $ 11,818,862      $     29,648      $    103,688      $ 11,744,822
                                             ------------      ------------      ------------      ------------
    Equity securities:
        Mutual funds                              982,212                --           106,328           875,884
        Preferred stock                        33,468,034           413,479            64,013        33,817,500
        Stock in Federal Home Loan Bank         3,000,000                --                --         3,000,000
        Other                                      71,085            51,326                --           122,411
                                             ------------      ------------      ------------      ------------
           Total equity securities             37,521,331           464,805           170,341        37,815,795
                                             ------------      ------------      ------------      ------------
    Total investments                        $ 49,340,193      $    494,453      $    274,029      $ 49,560,617
                                             ============      ============      ============      ============

    Mortgage-backed securities:
        Government guaranteed                $103,421,912      $  5,439,298      $  5,697,935      $103,163,275
        Private issues                          8,352,742           172,459                --         8,525,201
                                             ------------      ------------      ------------      ------------
    Total mortgage-backed securities         $111,774,654      $  5,611,757      $  5,697,935      $111,688,476
                                             ============      ============      ============      ============

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

3.  Investments and Mortgage-Backed Securities (continued)

                                                               At September 30, 2000
                                         ------------------------------------------------------------------
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
                                         ============      ============      ============      ============


    Securities Held to Maturity - The amortized cost, gross unrealized gains, gross unrealized losses and fair value of securities held to maturity consisted of the following:

                                                     At September 30, 2001
                                   ----------------------------------------------------------
                                                     Gross           Gross
                                    Amortized      Unrealized      Unrealized         Fair
                                      Cost           Gains           Losses           Value
                                   ----------      ----------      ----------      ----------
    Other                          $   50,000      $       --      $       --      $   50,000
                                   ----------      ----------      ----------      ----------

Mortgage-backed securities:
        Government guaranteed       3,373,893          27,408          21,817       3,379,484
                                   ----------      ----------      ----------      ----------
                                   $3,423,893      $   27,408      $   21,817      $3,429,484
                                   ==========      ==========      ==========      ==========

                                                    At September 30, 2000
                                 ----------------------------------------------------------
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

     At September 30, 2001, investments with a book value of approximately $12,725,000 were pledged as collateral for various deposits, and investments with a book value of $34,841,382 were pledged as collateral on Federal Home Loan Bank advances. At September 30, 2000, investments with a book value of approximately $15,335,000 were pledged as collateral on various deposits, and investments with a book value of $5,889,922 were pledged as collateral on Federal Home Loan Bank advances.

     Gross realized gains and gross realized losses on sales of available-for-sale securities were $1,334,443 and $52,080, respectively for the year ended September 30, 2001. For the year ended September 30, 2000, gross realized gains were $108,975 and realized losses were $14,510.

     The scheduled maturities of securities (other than equity securities) were as follows:


                                                           At September 30, 2001
                                     ------------------------------------------------------------------
                                      Held-to-Maturity Securities        Available-for-Sale Securities
                                      ---------------------------        -----------------------------
                                      Amortized            Fair             Amortized           Fair
                                         Cost              Value              Cost              Value
                                     ------------      ------------      ------------      ------------
     Due in one year or less         $         --      $         --      $  4,854,687      $  4,854,687
     Due from one to five years                --                --                --                --
     Due from five to ten years                --                --           976,082           996,553
     Due after ten years                3,423,893         3,429,484       117,762,747       117,582,058
                                     ------------      ------------      ------------      ------------
                                     $  3,423,893      $  3,429,484      $123,593,516      $123,433,298
                                     ============      ============      ============      ============

                                                           At September 30, 2000
                                     ------------------------------------------------------------------
                                      Held-to-Maturity Securities        Available-for-Sale Securities
                                      ---------------------------        -----------------------------
                                      Amortized            Fair             Amortized           Fair
                                         Cost              Value              Cost              Value
                                     ------------      ------------      ------------      ------------
     Due in one year or less         $         --      $         --      $  1,662,248      $  1,671,659
     Due from one to five years                --                --                --                --
     Due from five to ten years                --                --           971,154           930,000
     Due after ten years                5,015,486         4,634,114       131,883,651       125,248,312
                                     ------------      ------------      ------------      ------------
                                     $  5,015,486      $  4,634,114      $134,517,053      $127,849,971
                                     ============      ============      ============      ============

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

3. Investments and Mortgage-Backed Securities (continued)

     The Bank has adopted Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (FASB
     115). Under the Statement, debt securities that the Bank has the positive intent and ability to hold to maturity are classified as "held-to-maturity" securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling in the near term are classified as "trading" securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities that are not classified as either held-to-maturity or trading securities are classified as "available-for-sale" securities and reported at fair value with unrealized gains and losses excluded from earnings and reported as a separate component of retained earnings.

     Investment in stock of the Federal Home Loan Bank of Atlanta is required by law of every Federally-insured savings institution. No ready market exists for this stock and it has no quoted market value. However, redemption of this stock has historically been at par value.

     The Bank, as a member of the Federal Home Loan Bank of Atlanta, is required to acquire and hold shares of capital stock in the Federal Home Loan Bank of Atlanta in an amount equal to the greater of (i) 1.0% of the aggregate outstanding principal amount of residential mortgage loans, home purchase contracts and similar obligations at the beginning of each year, or (ii) 1/20th of its advances (borrowings) from the Federal Home Loan Bank of Atlanta. The Bank is in compliance with this requirement with an investment in Federal Home Loan Bank of Atlanta stock of $3,000,000 at September 30, 2001.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

4. Loans Receivable

     Loans receivable consisted of the following:
                                                        At September 30,
                                                     2001             2000
                                                 -----------      -----------
     Commercial real estate                      $ 8,869,421      $12,496,883
     Commercial-other                              8,669,174          819,653
     Real estate construction                      2,277,765        1,302,142
     Residential mortgage - 1-4 family            44,620,542       53,986,866
     Multi-family                                     47,462           50,687
     Consumer loans                               13,356,343       14,126,949
                                                 -----------      -----------
                                                  77,840,707       82,783,180
                                                 -----------      -----------
     Less:
     Allowance for losses                            634,518          465,244
     Loans in process                              4,099,600        3,906,459
     Deferred loan origination fees, net              18,664          103,912
                                                 -----------      -----------
                                                   4,752,782        4,475,615
                                                 -----------      -----------
     Loans receivable, net                       $73,087,925      $78,307,565
                                                 ===========      ===========

     The Bank's loan portfolio consists principally of adjustable rate residential first mortgage loans to individuals and to builders of single family homes in South Carolina, primarily in Newberry County.

     Loans receivable at September 30, 2001 included $267,000 of loans held for sale, and at September 30, 2000, no loans were held for sale.

     Mortgage loans include $700,000 and $900,000 representing participating interests in loans originated and serviced by other financial institutions as of September 30, 2001 and 2000, respectively.

     Non-accrual loans are as follows:


                                            At September 30,
                                           2001          2000
                                         --------      --------
     Non-accrual loans                   $148,727      $132,800
                                         ========      ========
     Interest income which would
        have been recognized under
        original terms                   $ 11,898      $ 12,200
     Interest income recognized             8,879         4,677
                                         --------      --------
     Interest income not recognized      $  3,019      $  7,523
                                         ========      ========

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

4. Loans Receivable (continued)

     Mortgage loans at September 30, 2001 and 2000 are net of participations and whole loans sold and serviced for others in the amounts of $2,603,986 and $20,414,107, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts and disbursing payments to investors. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees. Custodial escrow balances maintained in connection with loans serviced for others were $25,577 and $57,252 at September 30, 2001 and 2000, respectively.

     Changes in the allowance for losses are summarized as follows:

                                          Year Ended         Year Ended
                                         September 30,      September 30,
                                             2001               2000
                                          ---------          ---------
     Beginning balance                    $ 465,244          $ 184,170
     Provision for losses                   241,000            340,000
     Charge-offs                            (94,807)          (149,851)
     Recoveries                              23,081             90,925
                                          ---------          ---------
     Ending balance                       $ 634,518          $ 465,244
                                          =========          ==========

Restructured loans totaled approximately $310,043 and $29,614 at September 30, 2001 and 2000, respectively.

The Bank is not committed to lend additional funds to debtors whose loans have been modified.

Loan activity for loans to executive officers and directors was as follows:


                                          Year Ended         Year Ended
                                         September 30,      September 30,
                                             2001               2000
                                          ---------          ---------
     Balance, beginning of period         $ 588,597          $ 564,678
     New loans                               25,929             89,102
     Repayments (net of advances)           (66,819)           (65,183)
                                          ---------          ---------
     Balance, end of period               $ 547,707          $ 588,597
                                          =========          =========

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

5. Premises, Furniture, and Equipment

     Premises, furniture and equipment are summarized as follows:

                                                     At September 30,
                                                2001                 2000
                                           --------------       --------------
     Land                                  $    1,263,280       $    1,121,845
     Buildings and improvements                 2,717,172            2,853,402
     Furniture and equipment                    1,380,544            1,180,642
                                           --------------       --------------
                                                5,360,996            5,155,889
     Less accumulated depreciation              1,363,064            1,555,065
                                           --------------       --------------

     Premises, furniture and
     equipment, net                        $    3,997,932       $    3,600,824
                                           ==============       ==============

     Depreciation expense for the years ended September 30, 2001 and 2000 was $275,240 and $249,605, respectively.

6.  Deposit Accounts

     The following is a comparative summary of deposits and interest rates by type:

                                                 At September 30,
                                             2001               2000
                                         ------------       ------------
     NOW and money market:
        0.00% to 3.00%                   $ 31,999,162       $ 30,997,535
                                         ------------       ------------
     Savings: 0.27% to 2.50%               14,643,095         16,297,257
                                         ------------       ------------
     Certificates of deposit:
        2.01% to 4.00%                     20,868,843            407,953
        4.01% to 5.00%                     38,606,732          3,196,443
        5.01% to 6.00%                     31,193,454         49,465,999
        6.01% to 7.00%                      9,434,070         47,365,482
        7.01% to 8.00%                        512,548                 --
                                         ------------       ------------
     Total certificates of
        deposit                           100,615,647        100,435,877
                                         ------------       ------------
     Total deposit accounts              $147,257,904       $147,730,669
                                         ============       ============

     Weighted average interest rate
        of NOW and money market
        accounts                                 1.24%              2.24%
                                         ============       ============

     The aggregate amount of short-term CD's with a minimum denomination of $100,000 was approximately $30.3 million and $24.5 million at September 30, 2001 and 2000, respectively. Non-interest bearing deposits were not material at September 30, 2001 and 2000. Deposits in excess of $100,000 are not insured. The Bank did not have any brokered deposits.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

6.  Deposit Accounts (continued)

     The scheduled maturities of certificates of deposit at September 30, 2001 are as follows:


           2002                                 $ 93,804,896
           2003                                    4,708,548
           2004                                    1,695,652
           2005                                      133,248
           2006                                      271,287
     Thereafter                                        2,016
                                                ------------
     Total certificates of deposit              $100,615,647
                                                ============

7. Federal Home Loan Bank Advances

     The Bank has an agreement for advances and security agreement with blanket floating lien with the Federal Home Loan Bank (FHLB). Advances are collateralized by the Bank's investment in stock in the FHLB, certain wholly owned first mortgage loans on 1-4 family dwelling that have not been delinquent 30 days or more during the most recent twelve month period, and certain investments. Loans of $35,134,720 and investments of $34,841,382 collateralized the advances at September 30, 2001. At September 30, 2000, loans of $40,971,386 and investments of $5,889,922 collateralized these advances.

     Advances from the FHLB consisted of the following:

                                                 At September 30,
                                              2001               2000
                                           -----------       -----------
     Contractual Maturity
     Within one year- adjustable rate      $25,000,000       $        --
     2008-fixed rate                        10,000,000        10,000,000
     2010-fixed rate                        25,000,000        25,000,000
                                           -----------       -----------
                                           $60,000,000       $35,000,000
                                           ===========       ===========
     Weighted average rate                        4.44%             5.73%
                                           ===========       ===========

                           DutchFork Bancshares, Inc.
                                and Subsidiaries
8. Other Borrowings

     Federal funds and other borrowings generally mature within one to four days of the transaction date. No securities have been pledged to collateralize other borrowings since September 15, 1998.

     Information concerning federal funds and other borrowings is summarized as follows:

                                                    Year Ended September 30,
                                                     2001            2000
                                                  ----------      -----------
     Average balance during the period            $1,034,658       $3,517,000
     Average interest rate during the period            4.84%            6.00%
     Average interest rate at end of period               --             6.90%
     Maximum month end balances                   $3,490,000       $7,170,000

9. Income Taxes

     The Company and subsidiaries file consolidated federal income tax returns on a fiscal year basis.


     Income tax expense is summarized as follows:

                                                  Year Ended September 30,
                                                   2001              2000
                                                -----------       -----------
     Current                                    $ 2,186,405       $   772,440
     Deferred                                      (144,095)          117,870
                                                -----------       -----------
                                                $ 2,042,310       $   890,310
                                                ===========       ===========

     Income taxes differed from amounts computed by applying the statutory federal rate (34%) to income before income taxes as follows:

                                                     Year Ended September 30,
                                                      2001             2000
                                                   ----------       ----------

     Tax at federal
        income tax rate                            $1,857,878       $  856,629
     Increase (decrease)
        resulting from:
        State income tax
           expense, net of
           federal tax benefit                        180,323               --
        Other, net                                      4,109           33,681
                                                   ----------       ----------
     Total                                         $2,042,310       $  890,310
                                                   ==========       ==========

     Effective tax rate                                  37.4%            35.3%
                                                   ==========       ==========

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

9. Income Taxes (continued)

     The tax effects of significant items comprising the Company's net deferred tax asset as of September 30 are as follows:

                                                                        2001             2000
                                                                    -----------       -----------
     Deferred tax assets:
        Differences between book and tax basis of bad debt
           reserves                                                 $   223,913       $   159,589
        Differences between book and tax basis of investments           603,963           603,978
        Deferred compensation for Directors                              91,200           101,717
        Stock incentive compensation plan                               128,862                --
        Other                                                            15,142             2,018
                                                                    -----------       -----------
     Total deferred tax assets                                        1,063,080           867,302
        Valuation allowance                                                  --                --
                                                                    -----------       -----------

        Net deferred tax assets                                       1,063,080           867,302
                                                                    -----------       -----------
     Deferred tax liabilities:
        Differences between book and tax pension expense                (36,948)          (55,948)
        Differences between book and tax basis of Federal Home
           Loan Bank stock                                             (112,692)         (112,692)
        Deferred gain on sale of branch real estate                     (70,683)               --
        Differences between book and tax basis of property             (132,307)         (132,307)
                                                                    -----------       -----------
     Total deferred tax liabilities                                    (352,630)         (300,947)
                                                                    -----------       -----------
     Net deferred tax asset                                         $   710,450       $   566,355
                                                                    ===========       ===========

     During the years ended September 30, 2001 and 2000, income taxes (benefits) of $2,624,595 and $(223,875), respectively, were allocated to the change in retained earnings for the tax effects of unrealized gains and losses on assets available for sale.

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

                           DutchFork Bancshares, Inc.
                                and Subsidiaries
10. Commitments (continued)


     Most of the Bank's business activity is with customers in South Carolina. As of September 30, 2001 and 2000, the Bank had no significant concentrations of credit risk in its loan portfolio.

     The Bank had commitments outstanding to originate loans (excluding undisbursed portion of loans in process) as follows:

                                      September 30, 2001     September 30, 2000
                                      ------------------     ------------------
     Variable rate                        $ 198,000               $ 212,400
     Fixed rate (ranging
        from 6.15 to 10.5%)                 245,114                 470,539

     Lines of credit extended to borrowers amounted to approximately $8,840,845, of which $4,446,728 was undisbursed at September 30, 2001.

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

     As of November 30, 2000, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, core and tangible ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

11. Regulatory Capital Requirements (continued)

     The Bank may not declare or pay cash dividends on, or repurchase any of, its shares of common stock, if the effect would cause stockholders' equity to be reduced below applicable regulatory capital requirements or the liquidation account established by the Bank in connection with the Conversion, or if such declaration and payment would otherwise violate regulatory requirements.

     The Bank's actual capital amounts and ratios are presented in the following table:

                                                                         To Be Well
                                                                        Capitalized
                                                       Minimum           For Prompt
                                                     For Capital         Corrective
                                                      Adequacy             Action
                                   Actual             Purposes           Provisions
                              ----------------     --------------     ----------------
                              Ratio     Amount     Ratio   Amount     Ratio     Amount
                              -----     ------     -----   ------     -----     ------
                                           (dollars in thousands)
     September 30, 2001
       Tangible capital       13.45%   $33,540     2.00%   $ 4,986      N/A        N/A
       Core capital           13.45%   $33,540     4.00%   $ 9,972     5.00%   $12,465
       Risk-based capital     26.88%   $34,102     8.00%   $10,148    10.00%   $12,686

     September 30, 2000
       Tangible capital       15.27%   $34,738     2.00%   $ 4,550      N/A        N/A
       Core capital           15.27%   $34,738     4.00%   $ 9,100     5.00%   $11,375
       Risk-based capital     32.34%   $35,181     8.00%   $ 8,703    10.00%   $10,878


     A reconciliation of capital under generally accepted accounting principles
     (GAAP) to tangible, core and risk-based capital is as follows:

                                                  At September 30,
                                                2001           2000
                                              --------       --------
     GAAP capital                             $ 34,066       $ 31,295
     Investment in subsidiary                     (438)          (774)
     Unrealized losses (gains) on
        available-for-sale securities              (88)         4,217
                                              --------       --------
     Core and tangible capital                  33,540         34,738
     Unrealized losses (gains) on
        available-for-sale securities               48             66
     Allowance for loan and lease losses           634            465
     Equity investments                           (120)           (88)
                                              --------       --------
     Risk-based capital                       $ 34,102       $ 35,181
                                              ========       ========

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

12. Fair Value of Financial Instruments

     The following tables set forth the fair value of the Company's financial and nonfinancial instruments (in thousands):


                                                                  At September 30,
                                                          2001                        2000
                                                 ----------------------     -----------------------
                                                 Carrying       Fair        Carrying        Fair
                                                   Value        Value         Value         Value
                                                 --------      --------      --------      --------
     Financial instruments:
           Assets:
            Cash and cash equivalents            $  5,065      $  5,065      $  2,835      $  2,835
            Investments and mortgage-backed
               securities                         164,673       164,679       135,753       135,371
            Loans receivable                       73,088        76,714        78,308        78,245
           Accrued interest receivable              1,062         1,062         1,486         1,486
           Liabilities:
           Deposit accounts:
              Demand deposits and passbook
                  accounts                         46,642        46,642        47,295        47,295
              Certificates of deposit             100,617        99,861       100,436       100,393
          FHLB advances                            60,000        60,000        35,000        35,000
          Other borrowings                             --            --         2,755         2,755
          Advances from borrowers for
                taxes and insurance                    76            76            61            61


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

     The fair value of demand deposits and savings accounts approximates the carrying value. The fair value of certificates of deposit is estimated using the rates currently offered for deposits of similar remaining terms. The fair value of Federal Home Loan Bank advances and federal funds purchased is estimated based on current rate for advances with similar terms.

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

     The information presented is based on pertinent information available to management as of September 30, 2001. Although management is not aware of any factors, other than changes in interest rates, that would significantly affect the estimated fair values, the current estimated fair value of these instruments may have changed significantly since then.

13. Employee Benefit Plans

     Pension Plan

     During the year ended September 30, 2000, the Company transferred the assets and liabilities of its defined benefit pension plan to a multiple-employer defined benefit pension plan covering substantially all employees. Separate actuarial valuations are currently not available for each participating employer, nor are plan assets segregated. Pension expense was zero for the years ended September 30, 2001 and 2000 and Plan assets exceeded the present value of accumulated plan benefits at the latest actuarial valuation date.

     In prior years, the Bank maintained a non-contributory defined benefit plan covering employees based on age and years of service. Benefits were based on length of service and a percentage of qualifying compensation. The Bank used the service pro-rata unit credit method as its actuarial valuation method.

     Stock-Based Compensation Plan

     The Board of Directors adopted and the shareholders subsequently approved the DutchFork Bancshares, Inc. 2001 Stock-Based Incentive Plan ("SBIP"). The purpose of the SBIP is to attract and retain qualified personnel in key positions, provide officers, employees and non-employee directors of the Company and the Bank with a proprietary interest in the Company as an incentive to contribute to the success of the Company, promote the attention of management to other stockholders' concerns, and reward employees for outstanding performance.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

13. Employee Benefit Plans (continued)

     The SBIP authorizes the granting of options to purchase common stock of the Company and awards of restricted shares of common stock. Subject to certain adjustments to prevent dilution of awards to participants, the total number of shares of common stock reserved for option grants and restricted stock awards under the SBIP is 218,477 shares, of which 156,055 shares are reserved for options and 62,422 shares are reserved for restricted stock awards. All employees and non-employee directors of the Company and its affiliates are eligible to receive awards under the SBIP. The SBIP is administered by a committee consisting of members of the Board of Directors who are not employees of the Company or its affiliates.

     On February 20, 2001, the Company granted incentive options for 60,830 shares at $16.4375 per share, non-statutory options for 48,410 shares at $16.4375 per share and awarded the 43,696 shares reserved for restricted stock awards.

     The options will enable the recipient to purchase stock at the exercise price above. The options vest over five years following the date of grant and are exercisable for up to 10 years.

     The restricted stock awards do not require any payment by the recipient and vest over five years following the date of the award. The Company funded the restricted stock awards with Treasury Stock. Amortization of the awards resulted in a charge to compensation and benefit expense of $200,478 for the year ended September 30, 2001.

     The Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize, as expense over the vesting period, the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to disclose pro forma net income and income per share as if the fair value-based method defined in SFAS No. 123 has been applied, while continuing to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, under which compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price.

     As permitted under SFAS No. 123, Accounting for Stock-Based Compensation, the Company has elected to apply the recognition provisions of Accounting Principles Board No. 25, under which compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. Accordingly, adoption of SFAS No. 123 will have no impact on the Company's consolidated financial position or results of operations.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

13. Employee Benefit Plans (continued)


     The following summarizes pro-forma data in accordance with SFAS 123:

                                                    Year Ended September 30,
                                               --------------------------------
                                                    2001               2000
                                               -------------      -------------
     Net income (loss), pro-forma              $   3,203,191      $   1,629,186
     Basic earnings/loss per common share,
        pro-forma                              $        2.30      $        1.13
     Diluted earnings/loss per common share,
        pro-forma                              $        2.28      $        1.13

     The assumptions used in estimating compensation cost on a pro-forma basis were: dividend yield of 0%, expected life of six years, volatility of near 15% and risk-free interest rate of 6%.

     401(k) Plan

     The Bank also maintains an Employee Savings Plan for all employees, qualified under Section 401(k) of the Internal Revenue Code. The Bank matches 100% of the first 3% of earned compensation consisting of regular wages and overtime payments. The Bank's contributions to the 401(k) plan were $154,607 and $74,271 for the years ended September 30, 2001 and 2000, respectively.

     Other

     The Company has entered into employment agreements with certain executives. The employment agreements were effective in connection with the completion of the Bank's conversion to stock form and continue for a three-year term initially, and will be renewable annually. The agreements provide for a base salary (to be reviewed annually) and certain other fringe benefits.

     Under the employment agreements, if voluntary or involuntary termination follows a change in control of the Bank or DutchFork Bancshares, Inc., the executives or, if they die, their beneficiaries, would be entitled to a severance payment equal three times the average of the five preceding taxable years' annual compensation. If a change in control occurred, the total amount of payments due under the agreements, based on the executives' 2000 cash compensation and without regard to future base salary adjustments or bonuses and excluding any benefits under any employee benefit plan which may be payable, would be approximately $1.4 million.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

13. Employee Benefit Plans (continued)

     In 2001, the Company adopted a Director Deferred Compensation Plan. The Plan permits directors to defer all or a portion of the compensation otherwise payable to the director. Such deferrals are invested in the Company's common stock.

     In addition, any director who was eligible to receive a benefit under the Company's prior policy for retired directors is eligible to waive participation in such arrangement and receive a credit to their stock unit account equal to the Company's accrued benefit obligation with respect to such benefit as of March 31, 2001. All non-retired directors agreed to waive participation in the prior plan, and the amount of $240,000 was transferred to the Plan from the accrued benefit obligation.

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

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

14. Interest Rate Risk (continued)

     At September 30, 2001, the Bank had entered into an interest rate floor agreement with a notional amount of $25 million with an interest rate floor on the 1-month LIBOR of 4.25% expiring on September 29, 2002 to protect the rate paid on certain borrowings from the Federal Home Loan Bank. In addition, the Bank has entered into interest rate cap agreements to protect assets and liabilities from the negative effects in the event of an increasing rate environment. The total notional amount of all the interest rate cap agreements is $125 million. The agreements provide for a payment to the Bank to pay the difference between the cap rate of interest and the market rate of interest. The agreements are summarized as follows:

     Expiration Date        Notional Amount        Cap Rate          Index
     ---------------        ---------------        --------      -------------
     March 13, 2003          $ 50 million            6.00%       1-month LIBOR
     March 13, 2003          $ 25 million            6.50%       1-month LIBOR
     January 25, 2003        $ 50 million            7.00%       1-month LIBOR

     Payments received under the agreements, net of premium amortization, are treated as an adjustment of interest income or expense. The Bank's exposure to credit risk is limited to the ability of the counterparty to make potential future payments to the Bank that are required pursuant to the agreements. The Bank's exposure to market risk of loss is limited to the amount of the unamortized premium. At September 30, 2001 and 2000, the unamortized premium related to the interest rate agreements amounted to approximately $317,000 and $192,000, respectively, which approximated the fair value. The Bank received payments under these agreements of $26,355 and $0 in the years ended September 30, 2001 and 2000, respectively.

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

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

15. Accounting Changes (continued)

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

17. Liquidation Account

     In conjunction with the Bank's conversion to stock form on July 5, 2000, the Bank established, as required by Office of Thrift Supervision regulations, a liquidation account and will maintain this account for the benefit of the remaining eligible account holders as defined under the Bank's plan of conversion. The initial balance of this liquidation account was equal to the Bank's net worth defined by Office of Thrift Supervision regulations as of the date of the latest statement of financial condition contained in the final prospectus. In the event of a complete liquidation of the Bank (and only in such event) each eligible holder shall be entitled to receive a liquidation distribution from this account in the amount of the then current adjusted balance for deposits then held, before any liquidation distribution may be made to the stockholders. The Bank is prohibited from declaring cash dividends or repurchasing its capital stock if it would cause a reduction in the Bank's net worth below either the balance of the liquidation account or the statutory net worth requirements set by the Office of Thrift Supervision.

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

     The Company makes annual contributions to the ESOP equal to the ESOP's debt service, less any dividends received by the ESOP. The ESOP shares were initially pledged as collateral for the debt, which is due to the Company. As the debt is repaid, shares are released from the collateral and allocated to active employees, based on the proportion of debt service paid in the year. The Company accounts for its ESOP in accordance with Statement of Position 93-6. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings-per-share (EPS) computations. ESOP compensation expense was $69,224 and $12,717 for the years ended September 30, 2001 and 2000, respectively. The ESOP shares as of September 30, 2001 were as follows:


     Allocated shares                          4,872
     Unreleased shares                       119,972
                                          ----------
                                             124,844
                                          ==========

     Fair value of unreleased shares
        at September 30, 2001             $2,423,434
                                          ==========

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

19. Net Income Per Share

     The following reconciles the numerator and denominator of the basic and diluted earnings per share computation:

                                                                 Year Ended September 30,
                                                               --------------------------
                                                                  2001            2000
                                                               ----------      ----------
     Basic EPS computation:
            Numerator                                          $3,422,036      $1,629,186

            Denominator:
                   Common shares outstanding                    1,389,972       1,435,706
                                                               ----------      ----------

            Basic EPS                                          $     2.46      $     1.13
                                                               ==========      ==========

     Diluted EPS computation:
            Numerator                                          $3,422,036      $1,629,186

            Denominator:
                   Common shares outstanding                    1,389,972       1,435,706
               Dilutive securities:
                   Stock options - treasury stock method           10,051
                   Incentive plan - treasury stock method           4,020
                                                               ----------      ----------
                                                                1,404,043       1,435,706
                                                               ----------      ----------

            Diluted EPS                                        $     2.44      $     1.13
                                                               ==========      ==========


     The average market price used in calculating the assumed number of shares issued for the years ended September 30, 2001 was $19.53 per share.

20. Sale of Branch

     The Company sold its Chapin branch on February 9, 2001. The branch had deposits of $13,171,607, plus accrued interest of $123,983. The Company paid the acquirer the total of the above liabilities, less the value of the assets transferred and the premium on the deposits. A gain of $1,828,762 was recognized during the year ended September 30, 2001 for the premium on the deposits and the sale of the branch-related assets.

21. Loan Servicing Sold

     During the year ended September 30, 2001, the Company sold approximately $16,000,000 of loan servicing rights at a gain of approximately $150,185.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

22. DutchFork Bancshares, Inc. Financial Statements (Parent Company Only)

     The following is condensed financial information of DutchFork Bancshares, Inc. (parent company only), the primary asset of which is its investment in the Bank, for the dates indicated.


                           DutchFork Bancshares, Inc.
                            Condensed Balance Sheets

                                                                    Year Ended September 30,
                                                                -------------------------------
                                                                    2001               2000
                                                                ------------       ------------
     Assets:
            Cash and short-term investments                     $  2,051,574       $         --
            Investment in subsidiary                              32,443,723         31,175,954
            Accounts receivable from ESOP                             38,652            128,965
            Other                                                    135,529                 --
                                                                ------------       ------------
                   Total assets                                 $ 34,669,478       $ 31,304,919
                                                                ============       ============

     Liabilities and Stockholders' Equity:
            Bank overdraft                                      $    603,658       $         --
            Accounts payable                                              --             11,739
                                                                ------------       ------------
                   Total liabilities                                 603,658             11,739
                                                                ------------       ------------

            Capital stock                                             15,605             15,605
            Additional paid-in capital                            14,585,071         14,551,848
            Retained earnings                                     25,602,497         22,180,461
            Accumulated other comprehensive (loss)                    87,389         (4,216,676)
            Unearned 2001 Stock-Based Incentive Plan shares       (1,173,175)                --
            Treasury stock                                        (3,851,845)                --
            Employee Stock Ownership Plan                         (1,199,722)        (1,238,058)
                                                                ------------       ------------
                   Total stockholders' equity                     34,065,820         31,293,180
                                                                ------------       ------------

                   Total liabilities and stockholders' equity   $ 34,669,478       $ 31,304,919
                                                                ============       ============


                           DutchFork Bancshares, Inc.
                                and Subsidiaries


22. DutchFork Bancshares, Inc. Financial Statements (Parent Company Only) (continued)



                           DutchFork Bancshares, Inc.
                       Condensed Statements of Operations

                                                              Year Ended September 30,
                                                            --------------------------
                                                               2001            2000
                                                            ----------      ----------
     Income:
            Interest                                        $  143,172      $   28,269
            Equity in undistributed earnings of subsidiary   3,441,198       1,612,656
                                                            ----------      ----------
                   Total income                              3,584,370       1,640,925
                                                            ----------      ----------

     Expenses:
            Filing fees                                     $   13,729      $       --
            Printing fees                                       10,403              --
            Registrar and transfer fees                          7,998              --
            Proxy fees                                           4,917              --
            Professional fees                                  100,126              --
            Other expense                                        5,126             719
            Income tax                                          20,035          11,020
                                                            ----------      ----------
                   Total expenses                              162,334          11,739
                                                             ----------      ----------

      Net income                                             $3,422,036      $1,629,186
                                                             ==========      ==========

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

22. DutchFork Bancshares, Inc. Financial Statements (Parent Company Only) (continued)


                           DutchFork Bancshares, Inc.
                       Condensed Statements of Cash Flows

                                                                            September 30,
                                                                   -------------------------------
                                                                        2001               2000
                                                                   ------------       ------------
Operating activities:
       Net income                                                  $  3,422,036       $  1,629,186
       Adjustments to reconcile net income to net
          cash provided by:
              Equity in undistributed income of subsidiary            3,036,297         (1,612,656)
              (Increase) in other assets                                (45,217)          (128,664)
              Increase in other liabilities and bank overdraft          591,919             11,739
                                                                   ------------       ------------
                     Total cash provided by operations                7,005,035           (100,395)
                                                                   ------------       ------------

Financing activities:
       Net proceeds from sale of stock                                       --         13,319,013
       Purchase of treasury stock                                    (3,851,845)                --
       Capital contributions to subsidiary                                   --        (13,229,000)
       Purchase of stock for Incentive Plan                          (1,173,175)                --
       Principal collected from Employee Stock
          Ownership Plan                                                 71,559             10,382
                                                                   ------------       ------------
                     Total cash provided by financing activities     (4,953,461)           100,395
                                                                   ------------       ------------

Net increase in cash and cash equivalents                             2,051,574                 --
Cash and cash equivalents at beginning of year                               --                 --
                                                                   ------------       ------------
Cash and cash equivalents at end of year                           $  2,051,574       $         --
                                                                   ============       ============


     During the year ended September 30, 2001, the Bank paid dividends of $6,500,000 to DutchFork Bancshares, Inc.

                             DIRECTORS AND OFFICERS


OFFICERS                             DIRECTORS

DutchFork Bancshares, Inc.                DutchFork Bancshares, Inc. and
                                          Newberry Federal Savings Bank
J. Thomas Johnson
Chairman of the Board, President          J. Thomas Johnson
   and Chief Executive Officer            Chairman of the Board, President and
                                             Chief Executive Officer of Company,
Steve P. Sligh                               Chairman of the Board and Chief
Executive Vice President, Treasurer          Executive Officer of the Bank
   and Chief Financial Officer
                                          Steve P. Sligh
Robert E. Livingston, III                 Executive Vice President and Chief
Corporate Secretary                          Financial Officer of Company,
                                             and President and Treasurer of
Newberry Federal Savings Bank                the Bank

J. Thomas Johnson                         Robert E. Livingston, III
Chairman of the Board and Chief           Ophthalmologist
   Executive Officer
                                          James E. Wiseman
Steve P. Sligh                            Retired Dentist
President and Treasurer
                                          Robert W. Owen
Robert E. Livingston, III                 Retired Pharmacist and Business Owner
Corporate Secretary

                              CORPORATE INFORMATION


MAIN OFFICE                               SPECIAL COUNSEL

1735 Wilson Road                          Muldoon Murphy & Faucette LLP
Newberry, South Carolina 29108            5101 Wisconsin Avenue, N.W.
Telephone: (803) 321-3200                 Washington, D.C. 20016

BRANCH LOCATIONS                          INDEPENDENT AUDITORS

1323 College Street                       Clifton D. Bodiford
Newberry, South Carolina 29108            Certified Public Accountant
                                          2711 Middleburg Drive, Suite 214
101 N. Wheeler Street                     Columbia, South Carolina 29204
Prosperity, South Carolina 29127

STOCKHOLDER INFORMATION

The Annual Meeting of Stockholders will be held at Newberry Federal's Training/Meeting Room located at 1735 Wilson Road (entrance facing Alex Avenue), Newberry, South Carolina, on February 6, 2002 at 2:00 p.m., Eastern Time.


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

COMMON STOCK INFORMATION

The Company's common stock is traded on the Nasdaq SmallCap Market under the symbol "DFBS". As of September 30, 2001, there were 1,320,628 shares of common stock outstanding (including unreleased Employee Stock Ownership Plan ("ESOP") shares of 119,972) and 459 stockholders, excluding persons or entities who hold stock in nominee or "street name".

The table below shows the high and low bid range of the Company's common stock for fiscal 2001 and 2000. These prices reflect inter-dealer prices with retail mark-up, mark-down or commissions, and may not necessarily represent actual transactions. The Company's common stock began trading on July 6, 2000. The Company did not pay any dividends during the years ended September 30, 2001 and 2000. The Company's ability to pay dividends depends primarily on the ability of the Bank to pay dividends to the Company. See Notes 11 and 17 for information regarding the Bank's dividend-paying ability. This information was provided by Bloomberg Professional.



Fiscal 2001                High              Low
-----------              --------          --------
First Quarter            $ 14.188          $ 11.750
Second Quarter           $ 16.938          $ 14.125
Third Quarter            $ 21.250          $ 16.500
Fourth Quarter           $ 22.650          $ 20.200

Fiscal 2000
-----------
Fourth Quarter           $ 13.375         $   9.938