Form 10KSB, Exhibit 13
period 2002-09-30
DUTCHFORK BANCSHARES INC
filed 2002-12-30
CIK 1107710

DutchFork Bancshares, Inc.

2002 ANNUAL REPORT




President's Message                                                           2

Business of DutchFork Bancshares, Inc.                                        3

Selected Financial and Other Data                                             4

Management's Discussion and Analysis                                          6

Report of Independent Auditor                                                16

Consolidated Balance Sheets as of September 30, 2002 and 2001                17

Consolidated Statements of Income for the Years Ended September
30, 2002 and 2001                                                            19

Consolidated Statements of Comprehensive Operations for the
Years Ended September 30, 2002 and 2001                                      21

Consolidated Statements of Changes in Stockholders' Equity for
the Years Ended September 30, 2002 and 2001                                  22

Consolidated Statements of Cash Flows for the Years Ended
September 30, 2002 and 2001                                                  23

Notes to Consolidated Financial Statements                                   25

Directors and Officers                                                       58

Corporate Information                                                        58

Stockholder Information                                                      59

Common Stock Information                                                     60

                       [LETTERHEAD-DUTCHFORK BANCSHARES]


Chairman's Message

To Our Stockholders:

On behalf of the Board of Directors, officers and employees of DutchFork Bancshares and its wholly owned subsidiary, Newberry Federal Savings Bank, it is my privilege to present our annual report for the fiscal year ending September 2002.

As 2002 draws to a close, we see undeniable evidence of a world in conflict. The increasing instability in the Middle East and the worldwide threat of terrorism continue to bear heavily on the state of our national economy. These conditions and the revelations of corporate malfeasance in some of our largest corporations here at home add to our concern for the future.

There is no doubt that change is in the air. Our government is working hard to protect the freedoms we cherish as a nation by aggressively pursuing a peaceful resolution to the international and internal threats we face. New laws and regulatory changes are constantly evolving to restore public trust in business reporting. As the promise of the New Year approaches, we hope the efforts of so many people of goodwill produce long-term rewards for the United States of America.

In 2002 DutchFork Bancshares strived to provide our shareholders with stability and value in this world of change. We have maintained a strong balance sheet and produced significant earnings while serving our community in the manner it is accustomed.

As the company moves forward, our mission of providing the highest level of personal service to our customers also remains unchanged. In order for us to achieve our goals we are constantly focusing on our customers, preserving clear value for them by offering competitive products and services. Even in times of change, our friends can expect and will receive our absolute quality support.

We will continue with our primary business of serving the residential real estate market and the banking needs of small businesses and the people of Newberry County. Our management and Board of Directors are dedicated to enhancing shareholder value, serving our community, and providing a challenging and rewarding work environment for our employees.

We would like to express our sincerest thanks to our customers, friends, and associates who have invested in DutchFork Bancshares. Your Board of Directors, the officers, and staff will endeavor to protect and reward your investment.

Sincerely,


/s/ J. Thomas Johnson
---------------------
J. Thomas Johnson
President and CEO
                                       2

BUSINESS OF DUTCHFORK BANCSHARES, INC.

DutchFork Bancshares, Inc. (the "Company"), a Delaware corporation, is the unitary thrift holding company of Newberry Federal Savings Bank ("the Bank"), a federally chartered stock savings bank. On July 5, 2000, the Company acquired all of the common stock issued by the Bank upon its conversion from a federally chartered mutual savings bank to a federally chartered stock savings bank. The Company's activities have been limited primarily to holding the common shares of the Bank.

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

The Company, as a savings and loan holding company, and the Bank are subject to regulation, examination and oversight by the Office of Thrift Supervision. As a federally chartered stock savings bank, the Bank is also subject to general oversight by the Federal Deposit Insurance Corporation and is a member of the Federal Home Loan Bank of Atlanta.

SELECTED FINANCIAL AND OTHER DATA

The following tables contain certain information concerning the financial position and results of operations of the Company. You should read this information in conjunction with the consolidated financial statements included in this report.



                                                       At September 30,
                                        -----------------------------------------------
                                          2002         2001         2000         1999
                                        --------     --------     --------     --------
                                                       (In thousands)
Selected Consolidated Financial Data:
 Total assets                            $219,092     $249,832     $224,068     $211,151
 Cash and cash equivalents                 21,131        5,065        2,835        3,256
 Loans, net                                61,706       73,088       78,308       75,324
 Securities held-to-maturity:
    Mortgage-backed securities, net         2,835        3,374        3,874        4,466
    Investment securities, net                 50           50        1,141        1,141
 Securities available-for-sale:
    Mortgage-backed securities, net        64,628      111,688      105,965       96,885
    Investment securities, net             62,210       49,561       24,772       22,068
 Deposit accounts                         149,290      147,258      147,731      137,537
 Federal Home Loan Bank advances           35,000       60,000       35,000       39,240
 Other borrowings                            --           --          2,755        7,370
 Total equity                              33,477       34,066       31,296       16,701
 Repossessed assets                          --           --             22           14
 Nonperforming assets and
  troubled debt restructurings              1,135          459          185          243


                                                  Year Ended September 30,
                                          ------------------------------------------
                                           2002       2001        2000        1999
                                          -------    -------     -------     -------
                                            (In thousands, except per share amounts)
Selected Consolidated Operating Data:
     Total interest income                $12,888    $16,092     $15,529     $12,490
     Total interest expense                 6,876      9,078       9,093       7,490
                                          --------   --------    --------    --------
         Net interest income                6,012      7,014       6,436       5,000
     Provision for loan losses                 --        241         340         142
                                          --------   --------    --------    --------
         Net interest income after
            provision for loan losses       6,012      6,773       6,096       4,858
     Noninterest income                     2,666      4,283       1,118       1,155
     Noninterest expense                    5,523      5,592       4,695       4,228
                                          --------   --------    --------    --------
     Income before income taxes             3,155      5,464       2,519       1,785
     Provision for income taxes               692      2,042         890         771
                                          --------   --------    --------    --------
         Net income                       $ 2,463    $ 3,422     $ 1,629     $ 1,014
                                          ========   ========    ========    ========
     Income per share (basic)             $  2.17    $  2.46     $  1.13     $   N/A
                                          ========   ========    ========    ========
     Income per share (diluted)           $  2.09    $  2.44     $  1.13     $   N/A
                                          ========   ========    ========    ========



                                                               At or For the Year Ended September 30,
                                                       ---------------------------------------------------------
                                                        2002             2001             2000             1999
                                                       ------           ------           ------           ------
Selected Consolidated Operating
   Ratios and Other Data (1):
Performance Ratios:
     Average yield on interest-earning assets            5.61%            7.22%            7.38%            6.94%
     Average rate paid on interest-bearing
        liabilities                                      3.33             4.78             4.64             4.50
     Average interest rate spread (2)                    2.28             2.44             2.74             2.44
     Net interest margin (3)                             2.62             3.15             3.06             2.78
     Ratio of interest-earning assets to
        interest-bearing liabilities                   111.09           117.35           107.45           108.16
     Net interest income after provision for
        loan losses to noninterest expense             108.84           121.13           129.84           114.91
     Noninterest expense as a percent of
        average assets                                   2.26             2.44             2.12             2.26
     Return on average assets                            1.00             1.49             0.74             0.54
     Return on average equity                            7.59            10.06             8.13             5.43
     Ratio of average equity to average
        assets                                          13.29            14.84             9.04             9.97
Regulatory Capital Ratios (4):
     Tangible capital ratio                             14.76            13.38            15.27             9.24
     Core capital ratio                                 14.76            13.38            15.27             9.24
     Risk-based capital ratio                           28.80            25.21            32.34            17.39
Asset Quality Ratios:
     Nonperforming loans and troubled
        debt restructurings as a percent
        of total loans (5)                               1.81             0.63             0.20             0.30
     Nonperforming assets and troubled
        debt restructurings as a percent
        of total assets (6)                              0.52             0.18             0.08             0.12
     Allowance for loan losses as a
        percent of total loans                           0.67             0.87             0.56             0.24
     Allowance for loan losses as a
        percent of nonperforming loans
        and troubled debt restructurings (5)            37.38           138.34           251.48            80.79
     Net loans charged-off to average
        interest-earning loans                           0.34             0.13             0.19             0.18
Number at end of period:
     Full service offices                                   3                3                4                4
     Mortgage loans                                     1,116            1,328            3,866            3,807
     Deposit accounts                                  13,571           14,275           16,906           16,266
---------------------------------------



(1) Asset quality ratios and regulatory capital ratios are end of period ratios. All ratios are based on average monthly balances during the indicated periods.
(2) The average interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.
(3) The net interest margin represents net interest income as a percent of average interest-earning assets.
(4)  The capital retios are the ratios for the Bank only.
(5)  Nonperforming loans consist solely of all nonaccrual loans.
(6) Nonperforming assets consist of nonperforming loans, troubled debt restructurings, other repossessed assets and real estate owned.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

General

The following is management's analysis of the Company's consolidated financial condition and consolidated results of operations as of and for the years ended September 30, 2002 and 2001. This discussion is designed to provide a more comprehensive review of the operating results and financial position than could be obtained from an examination of the consolidated financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data included elsewhere in this report.

The Bank provides financial services from its three banking locations in Newberry County, South Carolina. The Bank's principal business is attracting deposits from the general public and using these funds to originate loans and invest in mortgage-backed and other securities. The Bank also maintains a significant investment securities portfolio primarily because of the low loan demand in its primary market area. The Bank's results of operations depend primarily on net interest income, which is the difference between the interest income earned on interest-earning assets, such as loans and securities, and the interest expense on interest-bearing liabilities, such as deposits and borrowings. The Bank also earns non-interest income primarily from gains on sales of securities and service charges and other fees earned on deposit accounts and loans. The Bank's non-interest expenses primarily consist of employee compensation and benefits, occupancy expense, advertising and other operating expenses. Results of operations are also affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and regulations. The Bank exceeded all of its regulatory capital requirements at September 30, 2002.

In addition to serving the financial service needs of consumers within its primary market area, the Bank has demonstrated its commitment to its local communities through philanthropy. Since 1990, it has made monetary gifts and donations totaling approximately $2.1 million to various cultural, educational and civic organizations operating within its primary market area. The Bank's targeted gifts have been investments in the community primarily to promote economic growth and stability. The relative economic health of the community is directly related to the future growth of the business. The Bank intends to continue its tradition of local community support.

The Company is not aware of any trends, events or uncertainties that will have or are reasonably likely to have a material effect on its liquidity, capital resources or operations except as discussed in this report. The Company is not aware of any current recommendations by regulatory authorities that would have such an effect, if implemented.

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

Comparison of Financial Condition at September 30, 2002 and September 30, 2001

Total assets decreased by $30.7 million from $249.8 million at September 30, 2001 to $219.1 million at September 30, 2002. Loans receivable decreased by $11.4 million, primarily due to repayments and payoffs due to refinancing. Loans that were refinanced at historically low fixed interest rates have been sold into the secondary market at part of the Bank's interest rate risk strategy. Investment securities available-for-sale increased $12.6 million due to the purchase of preferred stocks of $6.1 million and the purchase of $16.3 million in corporate bonds along with the sale of U.S. government and agency securities. Mortgage-backed securities held-for-investment decreased $538,000 due to repayments and prepayments. Mortgage-backed securities available-for-sale decreased $47.1 million as a result of sales and purchases of other types of securities. Management invests funds in private issues of mortgage-backed securities to achieve higher yields and an overall shorter weighted average maturity than may be obtained solely through investment in U.S. government guaranteed mortgage-backed securities. The lack of a government guarantee is partially offset by the sinking funds attributable to most private issues. A sinking fund is a contractual obligation that requires the issuer to retire a specified portion of the mortgage-backed securities debt each year. Deposit accounts increased $2.0 million from September 30, 2001 to September 30, 2002, comprised mainly of shorter term certificates of deposit and checking accounts. The decrease of $25 million in Federal Home Loan Bank advances was due to a payoff of an advance and is reflected in the overall decline in mortgage-backed securities.

At September 30, 2001, total equity was $34.1 million, which included retained earnings of $25.6 million and an $87,000 unrealized gain. At September 30, 2002, total equity was $33.5 million, a decrease of $589,000. Retained earnings at September 30, 2002 were $28.1 million and the Company had $193,000 in unrealized gains, net of taxes, on the investment securities and mortgage-backed securities portfolios classified as available-for-sale. Because the Company has a substantial portfolio of investment securities and mortgage-backed securities available-for-sale, the market values of these securities fluctuate significantly as a result of changes in market interest rates. Treasury stock increased by $3.6 million due to the purchase of 162,180 shares of the Company's common stock during fiscal 2002 at an average cost of $23.38 per share.

Comparison of Operating Results for the Years Ended September 30, 2002 and 2001

Net income. Net income decreased from $3.4 million in 2001 to $2.5 million in 2002 primarily as a result of a $1.8 million gain on the sale of the Chapin branch in 2001.

Net interest income. Net interest income decreased from $6.7 million in 2001 to $6.0 million in 2002 primarily as a result of a decline of 1.61% in the average yield on interest earning assets. This was partially offset by a 1.45% decline in the average cost of funds. In addition, since average interest earning assets exceeded average interest bearing liabilities by $22.9 million, the decline in the yield on average interest earning assets had a greater impact than the offset in the decline in the cost of funds. The decrease in the average yield was significantly impacted by preferred stocks with a lower yield, but due to the partial dividend exclusion for tax purposes, it provided for a reduction in income tax expense.

Provision for Loan Losses. The provision for loan losses decreased from $241,000 in 2001 to $0 in 2002. The allowance was carefully evaluated and determined to be adequate at its current level in relation to the current size, mix and quality of the portfolio. The loan portfolio is periodically reviewed to evaluate the outstanding loans and to measure both the performance of the portfolio and the adequacy of the allowance for loan losses. This analysis includes a review of delinquency trends, actual losses and internal credit ratings. Management's judgment as to the adequacy of the allowance is based upon a number of assumptions about future events which it believes to be reasonable, but which may or may not be reasonable. Although management uses the best information available, future adjustments to the allowance may be necessary due to changes in economic, operating, regulatory and other conditions that may be beyond the Company's control. While the Company maintains its allowance for loan losses at a level which it considers adequate to provide for estimated losses, there can be no assurance that further additions will not be made to the allowance for loan losses and that actual losses will not exceed estimated losses.

Noninterest income. Noninterest income decreased by $1.6 million for the year ended September 30, 2002, primarily due to the $1.8 million gain on the sale of the Chapin branch and a $150,000 gain on the sale of loan servicing in fiscal 2001. These items were partially offset by a $456,000 increase in the gain on the sale of securities and an $80,000 gain on the sale of loans in fiscal 2002. The Bank manages its unrealized gains and losses through a continuing attempt to match maturities of assets and liabilities while seeking to maintain a profit margin. On a quarterly basis, the Bank conducts a detailed review of its interest rate risk exposure and the effects on capital of any restructuring of the portfolio that might be deemed appropriate. As part of this process, the Bank takes advantage of opportunities to shorten asset maturities and has taken steps to increase the percent of adjustable-rate mortgage-backed securities. In addition, the Bank attempts to extend the maturity of liabilities when borrowing money and occasionally uses interest rate swaps to limit the effects of market interest rate fluctuations. See Notes 1 and 14 to the consolidated financial statements.

Noninterest expense. Noninterest expense totaled $5.5 million for the year ended September 30, 2002 compared to $5.6 million for the same period in 2001. Changes in noninterest expense resulted primarily from a $273,000 increase in compensation and benefits due to normal salary increases, along with costs associated with certain stock benefits to officers and employees for a full year in fiscal 2002, partially offset by a decline in data processing costs of $126,000, and a decline in contributions of $138,000.

Provision for Income Taxes. The provision for income taxes decreased between 2001 and 2002 as a result of lower income before income taxes, and an overall lower effective rate due to the dividend exclusion on preferred stocks held throughout the entire year ended September 30, 2002.

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



                                                                                     Year Ended September 30,
                                                                    ------------------------------------------------------------
                                           At September 30, 2002             2002                                2001
                                           ---------------------    ---------------------------     ----------------------------
                                                                                          Average                         Average
                                                         Yield/     Average               Yield/    Average                Yield/
                                             Balance      Rate      Balance    Interest    Rate     Balance    Interest     Rate
                                             -------      ----      -------    --------    ----     -------    --------     ----

Interest-earning assets:
     Loans receivable (1)                   $ 61,706      7.11%     $ 67,138   $ 4,953     7.38%    $ 72,347    $ 6,217     8.59%
     Mortgage-backed securities (2)           67,463      4.30       114,666     5,617     4.90      110,401      4,772     4.32
     Investment securities (3)                60,659      6.89        40,659     2,106     5.18       32,898      4,585    13.94
     Interest-bearing deposits                   590      1.87           816        23     2.82          767         51     6.65
     Federal funds sold                           --        --         5,389       135     2.51        3,020        180     5.96
     Other                                     1,011      3.86         1,011        54     5.34        3,441        287     8.34
                                            --------                --------    ------              --------    -------     ----
         Total interest-earning
            assets                           191,429      5.69       229,679    12,888     5.61      222,874     16,092     7.22
     Noninterest-earning assets               27,663                  14,431                         6,479
                                            --------                --------                        --------
         Total assets                       $219,092                $244,110                        $229,353
                                            ========                ========                        ========
Interest-bearing liabilities:
     Deposit accounts                       $149,290      2.43      $147,879     4,225     2.86     $140,532      6,629     4.72
     Federal Home Loan Bank
        advances                              35,000      5.73        57,917     2,630     4.54       47,500      2,385     5.02
     Other borrowings                           --          --           952        21     1.97        1,891         64     3.38
                                            --------                --------    ------              --------    -------     ----
         Total interest-bearing
            liabilities                      184,290      3.06%      206,748     6,876     3.33%     189,923      9,078     4.78%
     Noninterest-bearing
        liabilities                            1,325                   4,924                           5,402
                                            --------                --------                        --------
         Total liabilities                   185,615                 211,672                         195,325
     Total retained earnings                  33,477                  32,438                          34,028
                                            --------                --------                        --------
         Total liabilities and
            retained earnings               $219,092                $244,110                        $229,353
                                            ========                ========                        ========
Net interest-earning assets                 $  7,139                $ 22,931                        $ 32,951
Net interest income/interest
   rate spread (4)                              2.63%                          $ 6,012     2.28%                $ 7,014     2.44%
Net interest margin as a
   percentage of interest-
   earning assets                               3.14%                                      2.62%                            3.15%
Ratio of interest-earning
   assets to interest-bearing
   liabilities                                103.87%                                    111.09%                          117.35%
-------------------------------


     (1) Balances are net of deferred loan origination costs, undisbursed proceeds of construction loans in process, and include nonaccrual loans.
     (2) Includes mortgage-backed securities available-for-sale and held-to -maturity.
     (3) Includes investment securities available-for-sale and held-to-maturity on a tax-equivalent basis at September 30, 2002.
     (4) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
     (5) Net interest margin represents net interest income as a percentage of average interest-earning assets.

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


                                          Year Ended September 30, 2002           Year Ended September 30, 2001
                                                   Compared to                            Compared to
                                          Year Ended September 30, 2001           Year Ended September 30, 2000
                                        ---------------------------------      ---------------------------------
                                         Rate        Volume         Net          Rate       Volume         Net
                                        -------      -------      -------      -------      -------      -------
                                                                (Dollars in thousands)
Interest-earning assets:
     Loans                              $  (838)     $  (426)     $(1,264)     $   243      $  (208)     $    35
     Mortgage-backed securities (1)         655          190          845       (2,729)         213       (2,516)
     Investment securities (1)           (3,969)       1,490       (2,479)       1,764        1,198        2,962
     Interest-earning deposits with
        banks                               (31)           3          (28)          25          (46)         (21)
     Other borrowings                      (210)         165          (45)        (394)         507          113
     Other                                  (64)        (169)        (233)          (4)          (6)         (10)
                                         ------        -----       ------       ------        -----          ---
         Total interest-earning
            assets                       (4,457)       1,253       (3,204)      (1,095)       1,658          563

Interest-bearing liabilities:
     Deposit accounts                    (2,771)         367       (2,404)         299         (516)        (217)
     Federal Home Loan Bank
        advances                            112          133          245          845         (559)         286
     Federal funds borrowed                  33          (76)         (43)          69         (153)         (84)
                                         ------        -----       ------       ------        -----          ---
         Total interest-bearing
            liabilities                  (2,626)         424       (2,202)       1,213       (1,228)         (15)
                                         ------        -----       ------       ------        -----          ---
Increase (decrease) in net interest
   income                               $(1,831)     $   829      $(1,002)     $(2,308)     $ 2,886      $   578
                                        =======      =======      =======      =======      =======      =======


     (1) Includes securities available-for-sale and held-to-maturity on a tax-equivalent basis.

Asset and Liability Management

The Bank is particularly subject to interest rate risk because a large percentage of the Bank's interest-earning assets have longer maturities than the maturities of the Bank's interest-bearing liabilities, which reduces the Bank's income as interest rates rise. In addition, the Bank's capital levels can fluctuate with changes in market interest rates as a result of market value change on its investment in long-term fixed rate U.S. Government agency securities, various equity securities, certain deep discounted, fixed-rate collateralized mortgage obligations and long-term zero coupon bonds. At September 30, 2002, the Bank held $129.7 million of these securities, or 59.2% of its total assets.

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

The Bank primarily utilizes an interest rate risk report prepared by the Office of Thrift Supervision to review its level of interest rate risk. The following table, which was prepared by the Office of Thrift Supervision, presents the changes in the Bank's net portfolio value at September 30, 2002, that would occur upon an immediate change in interest rates based on Office of Thrift Supervision assumptions, but without effect to any steps that management might take to counteract that change. Net portfolio value is the present value of expected cash flows from assets, liabilities and off-balance sheet contracts. A higher net portfolio value ratio indicates a lower level of interest rate risk.


                                                                     Net Portfolio Value as a % of
                                                                               Present
                                                                           Value of Assets
          Change in                                                 -----------------------------
          Interest Rates               Net Portfolio Value             Net Portfolio
          In Basis Points             ----------------------            Value
          (Rate Shock)        Amount       Change      % Change          Ratio        Change (1)
          ------------        ------       ------       --------         -----       ----------
               300          $ 28,705      $(5,248)        (15)%          13.56%        (149) bp
               200            29,730       (4,224)        (12)           13.80         (126) bp
               100            29,722       (4,231)        (12)           13.61         (145) bp
            Static            33,953                                     15.06
              (100)           31,779       (2,174)         (6)           14.04         (101) bp
----------------------------


     (1)  Expressed in basis points.


As presented in the above table, based on the assumptions by the Office of Thrift Supervision as of September 30, 2002, it is estimated that a sudden 200 basis point increase in interest rates would decrease the Bank's net portfolio value by $4.2 million, or 12% at that date. The Net Portfolio Value ratio of 13.8% as indicated in the above table at 200 basis points rate shock satisfied the 4% requirement imposed by the Office of Thrift Supervision in connection with its approval of the Conversion.

Liquidity and Capital Resources

Liquidity management is both a daily and long-term responsibility of the Company's management. The Bank adjusts its investment in liquid assets based upon management's assessment of expected loan demand, expected deposit flows, yields available on interest-earning deposits and investment securities, and the objectives of its asset/liability management program. Excess liquid assets are invested generally in interest-earning overnight deposits and short- and immediate-term U.S. Government and agency obligations and mortgage-backed securities. If the Bank requires funds beyond its ability to generate them internally, it has additional borrowing capacity with the Federal Home Loan Bank of Atlanta.

The desired level of liquidity for the Bank is determined by management in conjunction with the Asset/Liability Committee of the Bank. The level of liquidity is based on management's strategic direction for the Bank's commitments to make loans and the Asset/Liability Committee's assessment of the Bank's ability to generate funds. Historically, sources of liquidity have included net deposits to savings accounts, amortizations and prepayments of loans, Federal Home Loan Bank advances, reverse repurchase agreements and sales of securities and loans held for sale.

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

The Bank's most liquid assets are cash and short-term investments. The levels of these assets depend on the Bank's operating, financing, lending and investing activities during any given period. At September 30, 2002, cash and short-term investments totaled $21.1 million. The Bank has other sources of liquidity if a need for additional funds arises, including securities maturing within one year and the repayment of loans. The Bank may also sell securities available-for-sale, and use federal funds purchased and Federal Home Loan Bank of Atlanta advances as sources of funds. At September 30, 2002, the Bank had the ability to borrow an additional $41 million from the Federal Home Loan Bank of Atlanta. On that date, the Bank had outstanding advances of $35 million.

At September 30, 2002, the Bank had outstanding commitments to originate loans of $298,600, of which $100,600 had fixed interest rates. These loans are to be secured by properties located in its primary market area. The Bank anticipates that it will have sufficient funds available to meet its current loan commitments. Loan commitments have, in recent periods, been funded through liquidity or through Federal Home Loan Bank borrowings. Certificates of deposit which are scheduled to mature in one year or less from September 30, 2002, totaled $90 million. Management believes, based on past experience, that a significant portion of such deposits will remain with the Bank. Based on the foregoing, the Bank considers its liquidity and capital resources sufficient to meet its outstanding short-term and long-term needs.

The Bank is subject to various regulatory capital requirements imposed by the Office of Thrift Supervision. At September 30, 2002, the Bank was in compliance with all applicable capital requirements. See Note 11 to the consolidated financial statements.

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

                        [CLIFTON D. BODIFORD LETTERHEAD]

                          Report of Independent Auditor


The Board of Directors
DutchFork Bancshares, Inc. and Subsidiaries
Newberry, South Carolina

I have audited the accompanying consolidated balance sheets of DutchFork Bancshares, Inc. and Subsidiaries as of September 30, 2002 and 2001, and the related consolidated statements of income, comprehensive operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted the audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DutchFork Bancshares, Inc. and Subsidiaries at September 30, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States of America.


                                                     BY: /s/ Clifton D. Bodiford
                                                        ------------------------
                                                             Clifton D. Bodiford
October 31, 2002

                           DutchFork Bancshares, Inc.
                                and Subsidiaries
                           Consolidated Balance Sheets

                                                           At September 30,
                                                         2002           2001
Assets                                               ------------   ------------
Cash and cash equivalents (Notes 1, 2
   and 12)                                           $ 21,130,629   $  5,065,459
Investments and mortgage-backed securities
  (Notes 1, 3, 7 and 12):
     Available-for-sale:
         Investments (cost of $61,497,869 and
           $49,340,193 at September 30, 2002
           and 2001 respectively)                      62,209,846     49,560,617
         Mortgage-backed securities (cost of
           $65,015,723 and $111,774,654 at
           September 30, 2002 and 2001
           respectively)                               64,627,627    111,688,476
     Held-to-maturity:
         Investments (fair value of
           $50,000 and $50,000 at
           September 30, 2002 and 2001
           respectively)                                   50,000         50,000
         Mortgage-backed securities (fair
           value of $2,879,938 and $3,379,484
           at September 30, 2002 and 2001
           respectively)                                2,835,439      3,373,893
Loans receivable (Notes 1, 4, 7, 10, and 12)           61,705,696     73,087,925
Premises, furniture and equipment, net (Notes
   1 and 5)                                             3,786,005      3,997,932
Accrued interest receivable:
     Loans and mortgage-backed securities
        (Note 1)                                          371,221        555,574
     Investments and other property                       489,164        506,155
Prepaid assets                                            574,318        486,219
Deferred tax asset (Notes 1 and 9)                        580,152        710,450
Other                                                     731,992        749,202
                                                     ------------   ------------
Total assets                                         $219,092,089   $249,831,902
                                                     ============   ============


                           DutchFork Bancshares, Inc.
                                and Subsidiaries
                     Consolidated Balance Sheets (continued)


                                                                                        At September 30,
                                                                                     2002              2001
                                                                                -------------      -------------
Liabilities and stockholders' equity
Liabilities:
     Deposit accounts (Note 6, 12 and
      14)                                                                       $ 149,290,222      $ 147,257,904
     Federal Home Loan Bank advances
        (Notes 7 and 12)                                                           35,000,000         60,000,000
     Advances from borrowers for taxes
        and insurance                                                                  58,955             76,449
     Accrued income taxes payable                                                     174,707          2,389,519
     Accounts payable - securities                                                       --            4,854,687
     Accrued expenses                                                                 665,935            454,844
     Accrued interest payable                                                         381,900            716,440
     Other                                                                             43,001             16,237
                                                                                -------------      -------------
Total liabilities                                                                 185,614,720        215,766,080
                                                                                -------------      -------------

Commitments and contingencies (Note 10)

Stockholders' equity:
     Preferred stock, $.01 par value, 500,000 shares
        authorized and unissued                                                            --                 --
     Common stock, $.01 par value,
        4,000,000 shares authorized, 1,071,862
        and 1,201,156 issued and outstanding at
        September 30, 2002 and 2001, respectively                                      15,605             15,605
     Additional paid-in capital                                                    14,785,443         14,585,071
     Retained earnings, substantially restricted
        (Notes 9 and 11)                                                           28,065,262         25,602,497
     Accumulated other comprehensive income                                           193,388             87,391
     Treasury stock (331,377 and 177,000 shares at
        September 30, 2002 and 2001, respectively)                                 (7,468,233)        (3,851,845)
     Unearned 2001 Stock-Based Incentive Plan shares (51,187
        and 62,422 shares at September 30, 2002
        and 2001, respectively)                                                      (962,070)        (1,173,175)
     Unearned Employee Stock Ownership Plan shares                                 (1,152,026)        (1,199,722)
                                                                                  -----------        -----------
Total stockholders' equity                                                         33,477,369         34,065,822
                                                                                  -----------        -----------
Total liabilities and stockholders' equity                                      $ 219,092,089      $ 249,831,902
                                                                                =============      =============

See accompanying notes.


                           DutchFork Bancshares, Inc.
                                and Subsidiaries
                        Consolidated Statements of Income


                                                                       Year Ended
                                                                       September 30,
                                                                   2002            2001
Interest income:                                                -----------     -----------
     Loans receivable (Notes 1 and 4)                           $ 4,952,598     $ 6,217,245
     Investments (Notes 1 and 3)                                  2,111,381       4,771,709
     Mortgage-backed and related securities (Notes 1 and 3)       5,617,426       4,584,951
     Other interest-earning assets                                  206,269         518,328
                                                                 ----------      ----------
         Total interest income                                   12,887,674      16,092,233
                                                                 ----------      ----------

Interest expense:
     Interest expense on deposit accounts (Note 6)                4,224,980       6,628,430
     Federal Home Loan Bank advances (Note 7)                     2,629,901       2,385,467
     Other borrowings purchased                                      21,303          63,827
                                                                 ----------      ----------
         Total interest expense                                   6,876,184       9,077,724
                                                                 ----------      ----------

Net interest income                                               6,011,490       7,014,509
     Provision for loan losses (Notes 1 and 4)                         --           241,000
                                                                 ----------      ----------
     Net interest income after provision for loan losses          6,011,490       6,773,509
                                                                 ----------      ----------

Noninterest income:
     Gain on sale of securities, net                              1,738,830       1,282,363
     Gain on sale of branch (Note 20)                                  --         1,828,762
     Loan origination and commitment fees (Note 1)                  138,217         137,324
     Gain on sale of loans                                           79,623            --
     Gain on loan servicing                                            --           150,186
     Loan servicing fees                                              6,232          25,276
     Bank service charges                                           543,668         656,980
     Loan late charges                                               53,751          50,625
     Other                                                          105,190         151,251
                                                                 ----------      ----------
         Total noninterest income                                 2,665,511       4,282,767
                                                                 ----------      ----------

                           DutchFork Bancshares, Inc.
                                and Subsidiaries
                  Consolidated Statements of Income (continued)


                                                    Year Ended
                                                   September 30,
                                              2002              2001
                                            ---------         ---------
Noninterest expense:
     Compensation and benefits              3,066,758         2,792,886
     Occupancy                                211,179           295,663
     SAIF deposit insurance premium            25,499            28,478
     Furniture and equipment                  303,368           308,573
     Professional fees                        293,751           299,222
     Telephone and postage                    198,110           209,709
     Insurance and related costs               30,494            39,481
     Marketing                                111,711           117,886
     Data processing                          166,140           292,212
     Supplies and printing                    126,078           183,103
     OTS assessments                           61,665            55,938
     Meetings                                  14,862            42,651
     Bank service charges                      79,620            42,047
     Loan expenses                             47,661            49,857
     Transaction account charges               56,481            82,039
     Automated teller system                   29,817            26,442
     Contributions                             11,409           148,981
     Other                                    688,669           576,762
                                           ----------        ----------
         Total noninterest expense          5,523,272         5,591,930
                                           ----------        ----------

     Income before income taxes             3,153,729         5,464,346

Provision for income taxes                    690,964         2,042,310
                                           ----------        ----------
Net income                                 $2,462,765        $3,422,036
                                           ==========        ==========

Net income per share (basic)               $     2.17        $     2.46
                                           ==========        ==========

Net income per share (diluted)             $     2.09        $     2.44
                                           ==========        ==========


See accompanying notes.



                           DutchFork Bancshares, Inc.
                                and Subsidiaries
               Consolidated Statements of Comprehensive Operations



                                                            Year Ended September 30,
                                                              2002              2001
                                                           ----------        ----------
Net income                                                 $2,462,765        $3,422,036

Other comprehensive income, net of tax:
     Unrealized gains arising during the period,
        net of tax effect of $83,756 and $2,624,595
        for the years ended September 30, 2002
        and 2001, respectively                                105,997         4,304,067
                                                           ----------        ----------

Comprehensive income                                       $2,568,762        $7,726,103
                                                           ==========        ==========

See accompanying notes.


                           DutchFork Bancshares, Inc.
                                and Subsidiaries
           Consolidated Statements of Changes in Stockholders' Equity
                                                                                                      Accumulated
                                                                                                         Other
                                Number of                        Additional           Retained        Comprehensive
                                 Shares        Common Stock    Paid-in Capital        Earnings        Income (Loss)
                               ----------      ------------    ---------------     ------------       ---------------
Balance at September
   30, 2000                     1,560,550      $     15,605      $ 14,554,183      $ 22,180,461       $ (4,216,676)
Release of 3,834
   ESOP shares                       --                --              30,888              --                  --
Purchase of shares
   for incentive plan             (62,422)             --                --                --                  --
Purchase of treasury
   stock                         (177,000)             --                --                --                  --
Net income                           --                --                --           3,422,036                --
Change in net unrealized
   depreciation on
   investments available
   for sale (net of deferred
   and current income
   taxes of $2,624,595)              --                --                --                --            4,304,067
                                ---------      ------------      ------------      ------------       ------------
Balance at September
   30, 2001                     1,311,628            15,605        14,585,071        25,602,497             87,391
Release of 13,848
   ESOP shares                       --                --             226,220              --                 --
Shares issued for
   incentive plan                  11,235              --             (26,430)             --                 --
Options purchased                   7,803              --             (47,305)             --                 --
Purchase of treasury
   stock                         (162,180)             --                --                --                 --
Net income                           --                --                --           2,462,765               --
Tax benefit from stock
   options                           --                --              47,887              --                 --
Change in net unrealized
   depreciation on
   investments available
   for sale (net of deferred
   and current income
   taxes of $83,756)                 --                --                --                --              105,997
                                ---------      ------------      ------------      ------------       ------------
Balance at September
   30, 2002                     1,176,986      $     15,605      $ 14,785,443      $ 28,065,262       $    193,388
   === ====                     =========      ============      ============      ============       ============
See accompanying notes



                                                                Employee Stock       Total
                                                                  Ownership        Stockholders'
                           Treasury Stock     Incentive Plan      Plan Loan           Equity
                           --------------     ---------------    ---------------  --------------
Balance at September
   30, 2000                   $      --        $       --        $ (1,238,058)     $ 31,295,515
Release of 3,834
   ESOP shares                       --                --              38,336            69,224
Purchase of shares
   for incentive plan                --          (1,173,175)             --          (1,173,175)
Purchase of treasury
   stock                       (3,851,845)             --                --          (3,851,845)
Net income                           --                --                --           3,422,036
Change in net unrealized
   depreciation on
   investments available
   for sale (net of deferred
   and current income
   taxes of $2,624,595)              --                --                --           4,304,067
                                ---------      ------------      ------------      ------------
Balance at September
   30, 2001                    (3,851,845)       (1,173,175)       (1,199,722)       34,065,822
Release of 13,848
   ESOP shares                       --                --              47,696           273,916
Shares issued for
   incentive plan                    --             211,105              --             184,675
Options purchased                 175,567              --                --             128,262
Purchase of treasury
   stock                       (3,791,955)             --                --          (3,791,955)
Net income                           --                --                --           2,462,765
Tax benefit from stock
   options                           --                --                --              47,887
Change in net unrealized
   depreciation on
   investments available
   for sale (net of deferred
   and current income
   taxes of $83,756)                 --                --                --             105,997
                                ---------      ------------      ------------      ------------
Balance at September
   30, 2002                  $ (7,468,233)     $   (962,070)     $ (1,152,026)     $ 33,477,369
                              ============      ============      ============     ============




                           DutchFork Bancshares, Inc.
                                and Subsidiaries
                      Consolidated Statements of Cash Flows

                                                                Year Ended September 30,
                                                                 2002             2001
Operating Activities                                         ------------    ------------

Net income                                                   $  2,462,765    $  3,422,036
Adjustments to reconcile net income to net cash
   provided (used) by operating activities:
     Depreciation                                                 312,661         275,240
     Provision for losses                                            --           241,000
     Incentive plan shares issued                                 184,675            --
     (Gain) loss on sales of investments and mortgage-
         backed securities                                     (1,738,830)     (1,282,363)
     Net (gain) loss on sales on loans                            (79,623)           --
     Increase (decrease) in deferred loan origination fees        (13,150)        (85,248)
     Amortization of premiums (discounts) on investments,
        mortgage-backed securities and loans                     (488,405)     (1,438,624)
     Decrease (increase) in accrued interest receivable           201,344         424,490
     Decrease in prepaid and other assets                         (70,889)        261,629
     (Increase) decrease in deferred tax asset                     46,659        (144,095)
     Increase (decrease) in accrued interest payable             (334,540)       (143,791)
     Increase (decrease) in accounts payable and accrued
         expenses                                              (4,854,687)        (21,837)
     Increase (decrease) in other liabilities                  (1,929,070)     (1,322,160)
     Origination of loans held for sale                        (7,780,691)     (2,301,775)
     Proceeds from sales of trading securities                 14,429,631       1,002,340
     Purchases of trading securities                          (14,541,042)     (1,000,000)
     Proceeds from sales of loans held for sale                 7,850,314       2,034,775
                                                              ------------     -----------
Net cash (used) by operating activities                        (6,342,878)        (78,383)
                                                              ------------     -----------



                           DutchFork Bancshares, Inc.
                                and Subsidiaries
                Consolidated Statements of Cash Flows (continued)

                                                              Year Ended September 30,
                                                                2002            2001
Investing Activities                                       -------------    -------------

Principal payments on mortgage-backed securities             111,233,979       55,339,376
Proceeds from maturities of securities                              --          1,091,000
Purchases of available-for-sale securities                  (214,362,400)    (216,141,558)
Proceeds from sales of available-for-sale securities         140,606,777      140,438,790
Net decrease in loans receivable                              11,405,379        5,330,888
Proceeds from sales of repossessed assets                           --             22,246
Proceeds from sales of premises, furniture and equipment            --            302,785
Purchases of premises, furniture and equipment                  (100,734)        (975,133)
                                                            ------------     ------------
Net cash provided (used) by investing activities              48,783,001      (14,591,606)
                                                            ------------     ------------

Financing Activities

Net  increase (decrease) in deposit accounts                   2,032,318         (472,765)
Proceeds from Federal Home Loan Bank advances                       --         25,000,000
Payments on Federal Home Loan Bank advances and
   other borrowings                                          (25,000,000)            --
Proceeds from other borrowings                                48,625,000       28,753,749
Repayments of other borrowings                               (48,625,000)     (31,440,000)
Release of ESOP shares                                           273,916           69,224
Exercise of stock options                                        128,262             --
Purchase of treasury stock                                    (3,791,955)      (3,851,845)
Unallocated incentive plan                                          --         (1,173,175)
Increase (decrease) in advances from borrowers for
   taxes and insurance                                           (17,494)          15,722
                                                            ------------     ------------
Net cash provided (used) by financing activities             (26,374,953)      16,900,910
                                                            ------------     ------------
Net increase in cash and cash equivalents                     16,065,170        2,230,921
Cash and cash equivalents at beginning of year                 5,065,459        2,834,538
                                                            ------------     ------------
Cash and cash equivalents at end of year                   $  21,130,629    $   5,065,459
                                                           =============    =============

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:
      Interest                                             $   7,974,524    $   9,221,515
      Taxes                                                $   2,772,638    $   3,184,908

See accompanying notes

                           DutchFork Bancshares, Inc.
                                and Subsidiaries
                   Notes to Consolidated Financial Statements

                     Years Ended September 30, 2002 and 2001

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

          (n) Reclassifications

          Certain 2001 amounts have been reclassified to conform with 2002 classifications.

          (o) Marketing Expenses

          The Bank expenses the cost of marketing as incurred. Marketing expenses totaled $111,711 and $117,886 for the years ended September 30, 2002 and 2001, respectively.

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

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

2. Cash and Cash Equivalents

     Cash and cash equivalents are as follows:

                                                     At September 30,
                                                    2002          2001
                                                 -----------   -----------
     Cash and due from banks                     $ 3,843,983   $ 4,668,431
     Interest bearing deposits                    17,286,646       397,028
                                                 -----------   -----------
                                                 $21,130,629   $ 5,065,459
                                                 ===========   ===========

3. Investments and Mortgage-Backed Securities

     Securities Available-for-Sale - The amortized cost, gross unrealized gains, gross unrealized losses and fair values of securities available for sale consisted of the following:

                                                      At September 30, 2002
                                      -----------------------------------------------------------
                                                                        Gross           Gross
                                       Amortized      Unrealized      Unrealized        Fair
                                         Cost            Gains          Losses          Value
Bonds and notes:                     -----------     -----------     -----------     -----------
US government and agency
   securities                         $ 1,518,968     $    11,032     $      --       $ 1,530,000
  Corporate bonds                      16,337,243         913,041          25,613      17,224,671
                                      -----------     -----------     -----------     -----------
    Total bonds and notes              17,856,211         924,073          25,613      18,754,671
                                      -----------     -----------     -----------     -----------
Equity securities:
  Mutual funds                            982,212            --           103,326         878,886
  Preferred stock                      39,588,361         360,687         495,170      39,453,878
  Stock in Federal Home Loan Bank       3,000,000            --              --         3,000,000
  Other                                    71,085          51,326            --           122,411
                                      -----------     -----------     -----------     -----------
    Total equity securities            43,641,658         412,013         598,496      43,455,175
                                      -----------     -----------     -----------     -----------
Total investments                     $61,497,869     $ 1,336,086     $   624,109     $62,209,846
                                      ===========     ===========     ===========     ===========

Mortgage-backed securities:
  Government guaranteed               $61,622,723     $   909,251     $ 1,297,347     $61,234,627
  Private issues                        3,393,000            --              --         3,393,000
                                      -----------     -----------     -----------     -----------
Total mortgage-backed securities      $65,015,723     $   909,251     $ 1,297,347     $64,627,627
                                      ===========     ===========     ===========     ===========


                           DutchFork Bancshares, Inc.
                                and Subsidiaries

3. Investments and Mortgage-Backed Securities (continued)

                                                      At September 30, 2001
                                  ------------------------------------------------------------
                                                     Gross           Gross
                                  Amortized        Unrealized      Unrealized         Fair
                                     Cost             Gains          Losses           Value
   Bonds and notes-US government  ------------    ------------    ------------    ------------
  and agency securities           $ 11,818,862    $     29,648    $    103,688    $ 11,744,822
                                  ------------    ------------    ------------    ------------
Equity securities:
  Mutual funds                         982,212            --           106,328         875,884
  Preferred stock                   33,468,034         413,479          64,013      33,817,500
  Stock in Federal Home Loan Bank    3,000,000            --              --         3,000,000
  Other                                 71,085          51,326            --           122,411
                                  ------------    ------------    ------------    ------------
    Total equity securities         37,521,331         464,805         170,341      37,815,795
                                  ------------    ------------    ------------    ------------
Total investments                 $ 49,340,193    $    494,453    $    274,029    $ 49,560,617
                                  ============    ============    ============    ============

Mortgage-backed securities:
  Government guaranteed           $103,421,912    $  5,439,298    $  5,697,935    $103,163,275
  Private issues                     8,352,742         172,459            --         8,525,201
                                  ------------    ------------    ------------    ------------
Total mortgage-backed securities  $111,774,654    $  5,611,757    $  5,697,935    $111,688,476
                                  ============    ============    ============    ============

   Securities Held to Maturity - The amortized cost, gross unrealized gains, gross unrealized losses and fair value of securities held to maturity consisted of the following:

                                                        At September 30, 2002
                                   -----------------------------------------------------------------
                                                                          Gross             Gross
                                     Amortized         Unrealized        Unrealized         Fair
                                       Cost              Gains            Losses            Value
Equity securities:                 -------------      ------------       ----------      -----------
     Other                         $      50,000      $       --         $     --        $    50,000
                                   -------------      ------------       ----------      -----------
Mortgage-backed securities:
     Government guaranteed             2,835,439            44,499             --          2,879,938
                                   -------------      ------------       ----------      -----------
                                   $   2,885,439      $     44,499       $     --        $ 2,929,938
                                   =============      ============       ==========      ===========


                                                       At September 30, 2001
                                   -----------------------------------------------------------------
                                                                           Gross            Gross
                                     Amortized         Unrealized        Unrealized         Fair
                                       Cost              Gains             Losses           Value
Equity securities:                 -------------      ------------       ----------      -----------
     Other                         $      50,000      $      --          $     --        $    50,000
                                   -------------      ------------       ----------      -----------
Mortgage-backed securities:
     Government guaranteed             3,373,893            27,408           21,817        3,379,484
                                   -------------      ------------       ----------      -----------
                                   $   3,423,893      $     27,408       $   21,817      $ 3,429,484
                                   =============      ============       ==========      ===========

                                       32

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

3. Investments and Mortgage-Backed Securities (continued)

     The market value of municipal securities and other securities is not readily determinable, but approximates cost.

     At September 30, 2002, investments with a book value of approximately $8,879,000 were pledged as collateral for various deposits, and investments with a book value of $35,473,475 were pledged as collateral on Federal Home Loan Bank advances. At September 30, 2001, investments with a book value of approximately $12,725,000 were pledged as collateral on various deposits, and investments with a book value of $34,841,382 were pledged as collateral on Federal Home Loan Bank advances.

     Gross realized gains and gross realized losses on sales of available-for-sale securities were $1,743,006 and $4,176, respectively for the year ended September 30, 2002. For the year ended September 30, 2001, gross realized gains were $1,334,443 and realized losses were $52,080.

     Mortgage-backed securities are deemed to be due in the final year of maturity. The scheduled maturities of securities (other than equity securities) were as follows:


                                                                At September 30, 2002
                                          -------------------------------------------------------------------
                                             Held-to-Maturity Securities       Available-for-Sale Securities
                                          -------------------------------     -------------------------------
                                            Amortized           Fair            Amortized            Fair
                                              Cost              Value             Cost               Value
                                          -------------     -------------     ------------       ------------
     Due in one year or less              $       --        $        --       $        --        $        --
     Due from one to five years                   --                 --         10,906,615         10,881,002
     Due from five to ten years                   --                 --                --                 --
     Due after ten years                      2,835,439         2,879,938       71,965,319         72,501,296
                                          -------------     -------------     ------------       ------------
                                          $   2,835,439     $   2,879,938     $ 82,871,934       $ 83,382,298
                                          =============     =============     ============       ============


                                                                At September 30, 2001
                                          -------------------------------------------------------------------
                                            Held-to-Maturity Securities       Available-for-Sale Securities
                                          -------------------------------     -------------------------------
                                            Amortized           Fair           Amortized            Fair
                                              Cost              Value            Cost               Value
                                          -------------     -------------     ------------       ------------
     Due in one year or less              $        --       $        --       $  4,854,687       $  4,854,687
     Due from one to five years                    --                --                --                 --
     Due from five to ten years                    --                --            976,082            996,553
     Due after ten years                      3,423,893         3,429,484      117,762,747        117,582,058
                                          -------------     -------------      -----------      -------------
                                          $   3,423,893     $   3,429,484     $123,593,516       $123,433,298
                                          =============     =============     ============       ============

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

     The Bank, as a member of the Federal Home Loan Bank of Atlanta, is required to acquire and hold shares of capital stock in the Federal Home Loan Bank of Atlanta in an amount equal to the greater of (i) 1.0% of the aggregate outstanding principal amount of residential mortgage loans, home purchase contracts and similar obligations at the beginning of each year, or (ii) 1/20th of its advances (borrowings) from the Federal Home Loan Bank of Atlanta. The Bank is in compliance with this requirement with an investment in Federal Home Loan Bank of Atlanta stock of $3,000,000 at September 30, 2002.


                           DutchFork Bancshares, Inc.
                                and Subsidiaries

4. Loans Receivable

     Loans receivable consisted of the following:

                                                            At September 30,
                                                       2002                2001
                                                   -------------       -------------
     Commercial real estate                        $   8,164,632       $   8,869,421
     Commercial-other                                  8,475,251           8,669,174
     Real estate construction                          3,493,438           2,277,765
     Residential mortgage - 1-4 family                28,369,889          44,620,542
     Multi-family                                        879,028              47,462
     Consumer loans                                   13,498,564          13,356,343
                                                   -------------       -------------
                                                      62,880,802          77,840,707
                                                   -------------       -------------
     Less:
     Allowance for losses                                424,322             634,518
     Loans in process                                    745,270           4,099,600
     Deferred loan origination fees, net                   5,514              18,664
                                                   -------------       -------------
                                                       1,175,106           4,752,782
                                                   -------------       -------------
     Loans receivable, net                         $  61,705,696       $  73,087,925
                                                   =============       =============

     The  Bank's  loan  portfolio   consists   principally  of  adjustable  rate
     residential first mortgage loans to individuals and to builders of single family homes in South Carolina, primarily in Newberry County.

     Loans receivable at September 30, 2002 and 2001 included $277,000 and $267,000 of loans held for sale, respectively.

     Mortgage loans include $583,000 and $700,000 representing participating interests in loans originated and serviced by other financial institutions as of September 30, 2002 and 2001, respectively.

     Non-accrual loans are as follows:

                                                  At September 30,
                                               2002             2001
                                            ----------       ----------
     Non-accrual loans                      $  770,880       $  148,727
                                            ==========       ==========
     Interest income which would
       have been recognized under
       original terms                       $   70,813       $   11,898
     Interest income recognized                 56,458            8,879
                                            ----------       ----------
     Interest income not recognized          $  14,355       $    3,019
                                            ==========       ==========
                                       35

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

4. Loans Receivable (continued)

     Mortgage loans at September 30, 2002 and 2001 are net of participations and whole loans sold and serviced for others in the amounts of $1,805,349 and $2,603,986, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts and disbursing payments to investors. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees. Custodial escrow balances maintained in connection with loans serviced for others were $17,032 and $25,577 at September 30, 2002 and 2001, respectively.

     Changes in the allowance for losses are summarized as follows:

                                 Year Ended       Year Ended
                                September 30,    September 30,
                                    2002             2001
                                  ---------        ---------
     Beginning balance            $ 634,518        $ 465,244
     Provision for losses           -                241,000
     Charge-offs                   (235,103)         (94,807)
     Recoveries                      24,907           23,081
                                  ---------        ----------
     Ending balance               $ 424,322        $ 634,518
                                  =========        ==========

     Restructured loans totaled approximately $364,134 and $310,043 at September 30, 2002 and 2001, respectively.

     The Bank is not committed to lend additional funds to debtors whose loans have been modified.

     Loan activity for loans to executive officers and directors was as follows:

                                     Year Ended      Year Ended
                                    September 30,   September 30,
                                        2002            2001
                                      ---------       ---------
     Balance, beginning of period     $ 547,707       $ 588,597
     New loans                           18,401          25,929
     Repayments (net of advances)      (140,002)        (66,819)
                                      ---------       ---------
     Balance, end of period           $ 426,106       $ 547,707
                                      =========       =========

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

5. Premises, Furniture, and Equipment

     Premises, furniture and equipment are summarized as follows:

                                            At September 30,
                                        2002              2001
                                     ----------        ----------
     Land                            $1,275,748        $1,263,280
     Buildings and improvements       2,717,172         2,717,172
     Furniture and equipment          1,468,810         1,380,544
                                     ----------        ----------
                                      5,461,730         5,360,996
     Less accumulated depreciation    1,675,725         1,363,064
                                     ----------        ----------

     Premises, furniture and
        equipment, net               $3,786,005        $3,997,932
                                     ==========        ==========

     Depreciation expense for the years ended September 30, 2002 and 2001 was $312,661 and $275,240, respectively.

6. Deposit Accounts

     The following is a comparative summary of deposits and interest rates by type:


                                             At September 30,
                                         2002              2001
                                     -------------     ------------
     NOW and money market:
       0.00% to 3.00%                $  31,330,549     $ 31,999,162
                                     -------------     ------------
     Savings: 0.27% to 2.50%            17,592,590       14,643,095
                                     -------------     ------------
     Certificates of deposit:
       0.00% to 2.00%                   12,459,560             --
       2.01% to 4.00%                   79,198,855       20,868,843
       4.01% to 5.00%                    5,828,005       38,606,732
       5.01% to 6.00%                    1,531,593       31,193,454
       6.01% to 7.00%                    1,207,633        9,434,070
       7.01% to 8.00%                      141,437          512,548
                                     -------------     ------------
     Total certificates of
       deposit                         100,367,083      100,615,647
                                     -------------     ------------
     Total deposit accounts          $ 149,290,222     $147,257,904
                                     =============     ============

     Weighted average interest rate
       of NOW and money market
       accounts                               0.85%            2.24%
                                     =============     ============

     The aggregate amount of short-term CD's with a minimum denomination of $100,000 was approximately $34.6 million and $30.3 million at September 30, 2002 and 2001, respectively. Non-interest bearing deposits were not material at September 30, 2002 and 2001. Deposits in excess of $100,000 are not insured. The Bank did not have any brokered deposits.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

6. Deposit Accounts (continued)

     The scheduled maturities of certificates of deposit at September 30, 2002 are as follows:


     2003                                $  89,579,528
     2004                                    6,720,232
     2005                                    3,184,158
     2006                                      255,522
     2007                                      620,804
     Thereafter                                  6,839
                                         -------------
     Total certificates of deposit       $ 100,367,083
                                         =============

7. Federal Home Loan Bank Advances

     The Bank has an agreement for advances and security agreement with blanket floating lien with the Federal Home Loan Bank (FHLB). Advances are collateralized by the Bank's investment in stock in the FHLB, certain wholly owned first mortgage loans on 1-4 family dwelling that have not been delinquent 30 days or more during the most recent twelve month period, and certain investments. Loans of $24,837,647 and investments of $35,473,475 collateralized the advances at September 30, 2002. At September 30, 2001, loans of $35,134,720 and investments of $34,841,382 collateralized these advances.

     Advances from the FHLB consisted of the following:
                                                    At September 30,
                                                2002             2001
                                            ------------     ------------
     Contractual Maturity
     Within one year- adjustable rate       $   -            $ 25,000,000
     2008-fixed rate                         10,000,000        10,000,000
     2010-fixed rate                         25,000,000        25,000,000
                                            ------------     -------------
                                            $ 35,000,000     $ 60,000,000
                                            ============      ============
     Weighted average rate                          5.73%            4.44%
                                            ============      ============

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

8. Other Borrowings

     Federal funds and other borrowings generally mature within one to four days of the transaction date. No securities have been pledged to collateralize other borrowings since September 15, 1998.

     Information concerning federal funds and other borrowings is summarized as follows:

                                                     Year Ended September 30,
                                                    2002               2001
                                                ------------      --------------
     Average balance during the period          $    952,184      $   1,034,658
     Average interest rate during the period            1.97%              4.84%
     Average interest rate at end of period              --                 --
     Maximum month end balances                 $ 19,335,000      $   3,490,000

9. Income Taxes

     The Company and subsidiaries file consolidated federal income tax returns on a fiscal year basis.

     Income tax expense is summarized as follows:

                                 Year Ended September 30,
                                2002               2001
                             ------------       -----------
     Current                 $    560,666       $ 2,186,405
     Deferred                     130,298          (144,095)
                             ------------       -----------
                             $    690,964       $ 2,042,310
                             ============       ===========

     Income taxes differed from amounts computed by applying the statutory federal rate (34%) to income before income taxes as follows:

                                                   Year Ended September 30,
                                                    2002            2001
                                                 -----------     -----------
     Tax at federal income tax rate              $ 1,072,268     $ 1,857,878
     Increase (decrease) resulting from:
       Effect of nontaxable dividends               (462,297)            --
       State income tax expense, net
         of federal tax benefit                       48,146         180,323
     Other, net                                       32,847           4,109
                                                 -----------     -----------
     Total                                       $   690,964     $ 2,042,310
                                                 ===========     ===========
         Effective tax rate                             21.9%           37.4%
                                                 ============    ===========

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

9. Income Taxes (continued)

     The tax effects of significant items comprising the Company's net deferred tax asset as of September 30 are as follows:


                                                                    2002              2001
                                                                 -----------       ----------
     Deferred tax assets:
       Differences between book and tax basis of bad debt
         reserves                                                $   147,839       $  223,913
       Differences between book and tax basis of investments         599,258          603,963
       Deferred compensation for Directors                            76,000           91,200
       Stock incentive compensation plan                             104,822          128,862
       Other                                                          13,285           15,142
                                                                 -----------       ----------
     Total deferred tax assets                                       941,204        1,063,080
       Valuation allowance                                               --               --
                                                                 -----------       ----------
       Net deferred tax assets                                       941,204        1,063,080
                                                                 -----------       ----------
     Deferred tax liabilities:
       Differences between book and tax pension expense                  --           (36,948)
       Differences between book and tax basis of Federal Home
         Loan Bank stock                                            (112,692)        (112,692)
       Deferred gain on sale of branch real estate                   (70,683)         (70,683)
       Differences between book and tax basis of property           (177,677)        (132,307)
                                                                 -----------       ----------
     Total deferred tax liabilities                                 (361,052)        (352,630)
                                                                 -----------       ----------
     Net deferred tax asset                                      $   580,152       $  710,450
                                                                 ===========       ==========

     During the years ended September 30, 2002 and 2001, income taxes (benefits) of $83,756 and $2,624,595, respectively, were allocated to the change in retained earnings for the tax effects of unrealized gains and losses on assets available for sale.

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

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

10. Commitments (continued)


     Most of the Bank's  business  activity is with customers in South Carolina.
     As  of  September  30,  2002  and  2001,   the  Bank  had  no   significant
     concentrations of credit risk in its loan portfolio.

     The  Bank  had  commitments   outstanding  to  originate  loans  (excluding
     undisbursed portion of loans in process) as follows:


                                       September 30, 2002    September 30, 2001
                                       ------------------    ------------------
          Variable rate                     $ 198,000            $ 198,000
          Fixed rate (at 5.875%)              100,600              245,114

     Lines  of  credit   extended  to   borrowers   amounted  to   approximately
     $11,199,075, of which $8,757,307 was undisbursed at September 30, 2002.

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

     As of July 22, 2002, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, core and tangible ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

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

     The Bank's actual capital amounts and ratios are presented in the following table:


                                                                      To Be Well
                                                                      Capitalized
                                                    Minimum           For Prompt
                                                  For Capital         Corrective
                                                   Adequacy             Action
                                 Actual            Purposes           Provisions
                             ----------------   ---------------    ----------------
                             Ratio    Amount    Ratio   Amount     Ratio     Amount
                             -----    ------    -----   ------     -----     ------
                                            (dollars in thousands)
September 30, 2002
  Tangible capital           14.76%   $32,251   2.00%   $ 4,369       N/A       N/A
  Core capital               14.76%   $32,251   4.00%   $ 8,738     5.00%   $10,923
  Risk-based capital         28.80%   $32,658   8.00%   $ 9,072    10.00%   $11,341

September 30, 2001
  Tangible capital           13.38%   $32,504   2.00%   $ 4,847       N/A       N/A
  Core capital               13.38%   $32,504   4.00%   $ 9,693     5.00%   $12,116
  Risk-based capital         25.21%   $31,978   8.00%   $10,148    10.00%   $12,686

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

11. Regulatory Capital Requirements (continued)

     A reconciliation of capital under generally accepted accounting  principles
     (GAAP) to tangible, core and risk-based capital is as follows:


                                                                            At September 30,
                                                                         2002            2001
                                                                       --------        --------
GAAP capital                                                           $ 33,429        $ 34,066
Consolidation/elimination entries                                          (561)         (1,562)
                                                                       --------        --------
Bank capital                                                             32,868          32,504
Investment in subsidiary                                                   (424)           (438)
Unrealized losses (gains) on available-for-sale securities                 (193)            (88)
                                                                       --------        --------
Core and tangible capital                                                32,251          31,978
Unrealized losses (gains) on available-for-sale securities                  103              48
Allowance for loan and lease losses                                         424             634
Equity investments                                                         (120)           (120)
                                                                       --------        --------
Risk-based capital                                                     $ 32,658        $ 32,540
                                                                       ========        ========

12. Fair Value of Financial Instruments

          The following tables set forth the fair value of the Company's financial and nonfinancial instruments (in thousands):


                                                            At September 30,
                                                     2002                     2001
                                             ---------------------    ---------------------
                                             Carrying       Fair       Carrying     Fair
                                              Value         Value       Value       Value
                                             ---------     -------    ----------  ---------
    Financial instruments:
       Assets:
       Cash and cash equivalents             $ 21,131     $ 21,131    $   5,065    $  5,065
       Investments and mortgage-backed
         securities                           129,723      129,773      164,673     164,679
       Loans receivable                        61,706       62,060       73,088      76,714
       Accrued interest receivable                860          860        1,062       1,062
       Liabilities:
       Deposit accounts:
         Demand deposits and passbook
           accounts                            48,924       48,924       46,642      46,642
         Certificates of deposit              100,367      100,735      100,617     100,617
       FHLB advances                           35,000       35,000       60,000      60,000
       Other borrowings                           --           --           --          --
       Advances from borrowers for
         taxes and insurance                       59           59           76          76


                           DutchFork Bancshares, Inc.
                                and Subsidiaries

12. Fair Value of Financial Instruments (continued)

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

     The information presented is based on pertinent information available to management as of September 30, 2002. Although management is not aware of any factors, other than changes in interest rates, that would significantly affect the estimated fair values, the current estimated fair value of these instruments may have changed significantly since then.

13. Employee Benefit Plans

     Pension Plan

     During the year ended September 30, 2000, the Company transferred the assets and liabilities of its defined benefit pension plan to a multiple-employer defined benefit pension plan covering substantially all employees. Separate actuarial valuations are currently not available for each participating employer, nor are plan assets segregated. Pension expense was zero for the years ended September 30, 2001 and $213,027 for the year ended September 30, 2002.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

13. Employee Benefit Plans (continued)

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

     On February 20, 2001, the Company granted incentive options for 60,830 shares at $16.4375 per share, non-statutory options for 48,410 shares at an exercise price of $16.4375 per share and awarded the 43,696 shares reserved for restricted stock awards.

     The options will enable the recipient to purchase stock at the exercise price above. The options vest over five years following the date of grant and are exercisable for up to 10 years. During the year ended September 30, 2002, options for 7,803 shares were exercised by the estate of a deceased director.

     The restricted stock awards do not require any payment by the recipient and vest over five years following the date of the award. The Company funded the restricted stock awards with Treasury Stock. Amortization of the awards resulted in a charge to compensation and benefit expense of $240,412 and $200,478 for the year ended September 30, 2002 and 2001, respectively.

     On February 20, 2002, 11,235 shares of the restricted stock awards were issued with a value of $184,675 at the grant date.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

13. Employee Benefit Plans (continued)

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

     The following summarizes pro-forma data in accordance with SFAS 123:

                                                          Year Ended September 30,
                                                       ------------------------------
                                                          2002               2001
                                                       -----------        -----------
         Net income, pro-forma                         $ 2,104,490        $ 3,203,191
         Basic earnings/loss per common share,
            pro-forma                                  $      1.86        $      2.30
         Diluted earnings/loss per common share,
            pro-forma                                  $      1.79        $      2.28


     The assumptions used in estimating compensation cost on a pro-forma basis were: dividend yield of 0%, expected life of six years, volatility of near 15% and risk-free interest rate of 6%.

     401(k) Plan

     The Bank also maintains an Employee Savings Plan for all employees, qualified under Section 401(k) of the Internal Revenue Code. The Bank matches 100% of the first 5% of earned compensation consisting of regular wages and overtime payments. The Bank's contributions to the 401(k) plan were $67,218 and $154,607 for the years ended September 30, 2002 and 2001, respectively.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

13. Employee Benefit Plans (continued)

     Other

     The Company has entered into employment agreements with certain executives. The employment agreements were effective in connection with the completion of the Bank's conversion to stock form and continue for a three-year term initially, and will be renewable annually. The agreements provide for a base salary (to be reviewed annually) and certain other fringe benefits.

     Under the employment agreements, if voluntary or involuntary termination follows a change in control of the Bank or DutchFork Bancshares, Inc., the executives or, if they die, their beneficiaries, would be entitled to a severance payment equal three times the average of the five preceding taxable years' annual compensation. If a change in control occurred, the total amount of payments due under the agreements, based on the executives' 2001 cash compensation and without regard to future base salary adjustments or bonuses and excluding any benefits under any employee benefit plan which may be payable, would be approximately $1.3 million.

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

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

14. Interest Rate Risk (continued)

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

     At September 30, 2002, the Bank had entered into an interest rate floor agreement with a notional amount of $25 million with an interest rate floor on the 1-month LIBOR of 2.50% expiring on October 9, 2003 to protect the rate paid on certain borrowings from the Federal Home Loan Bank. In addition, the Bank has entered into interest rate cap agreements to protect assets and liabilities from the negative effects in the event of an increasing rate environment. The total notional amount of all the interest rate cap agreements is $175 million. The agreements provide for a payment to the Bank to pay the difference between the cap rate of interest and the market rate of interest. The agreements are summarized as follows:

         Expiration Date    Notional Amount          Cap Rate       Index
         ----------------   ---------------          --------   --------------
         March 13, 2003      $ 50 million              6.00%    1-month LIBOR
         March 13, 2003      $ 25 million              6.50%    1-month LIBOR
         January 25, 2003    $ 50 million              7.00%    1-month LIBOR
         October 9, 2003     $ 25 million              5.00%    1-month LIBOR
         March 18, 2005      $ 25 million              7.00%    1-month LIBOR

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

14. Interest Rate Risk (continued)

     Payments received under the agreements are treated as an adjustment of interest income or expense. The Bank's exposure to credit risk is limited to the ability of the counterparty to make potential future payments to the Bank that are required pursuant to the agreements. The Bank's exposure to market risk of loss is limited to the amount of the unamortized premium. At September 30, 2002 and 2001, the unamortized premium related to the interest rate agreements amounted to approximately $286,000 and $317,000, respectively, which approximated the fair value. The Bank received payments under these agreements of $129,294 and $26,355 in the years ended September 30, 2002 and 2001, respectively. Expense related to these agreements was $282,518 and $393,872 for the years ended September 30, 2002 and 2001, respectively.

15. Stockholders' Equity and Dividend Restrictions

     The ability of the Company to pay dividends depends primarily on the ability of the Bank to pay dividends to the Company. The Bank is subject to various capital requirements administered by the federal banking agencies.

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

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

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

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

18. Employee Stock Ownership Plan (continued)

     The Company makes annual contributions to the ESOP equal to the ESOP's debt service, less any dividends received by the ESOP. The ESOP shares were initially pledged as collateral for the debt, which is due to the Company. As the debt is repaid, shares are released from the collateral and allocated to active employees, based on the proportion of debt service paid in the year. The Company accounts for its ESOP in accordance with Statement of Position 93-6. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings-per-share (EPS) computations. ESOP compensation expense was $273,916 and $69,224 for the years ended September 30, 2002 and 2001, respectively. The ESOP shares as of September 30, 2002 were as follows:


          Allocated shares                             18,720
          Unreleased shares                           106,124
                                                   -----------
                                                      124,844
                                                   ===========
          Fair value of  unreleased  shares
          at  September  30,  2002                 $2,743,305
                                                   ==========

                          DutchFork Bancshares, Inc.
                                and Subsidiaries

19. Net Income Per Share

     The following reconciles the numerator and denominator of the basic and diluted earnings per share computation:


                                                       Year Ended September 30,
                                                     ---------------------------
                                                        2002             2001
                                                     ----------       ----------
Basic EPS computation:

   Numerator                                         $2,462,765       $3,422,036

   Denominator:
     Common shares outstanding                        1,133,702        1,389,972
                                                     ----------       ----------

   Basic EPS                                         $     2.17       $     2.46
                                                     ==========       ==========

Diluted EPS computation:
   Numerator                                         $2,462,765       $3,422,036

   Denominator:
     Common shares outstanding                        1,133,702        1,389,972
   Dilutive securities:
     Stock options - treasury stock method               32,095           10,051
     Incentive plan - treasury stock method              10,857            4,020
                                                     ----------       ----------
                                                      1,176,654        1,404,043
                                                     ----------       ----------

Diluted EPS                                          $     2.09       $     2.44
                                                     ==========       ==========

     The average market prices used in calculating the assumed number of shares issued for the years ended September 30, 2002 and 2001 were $23.30 and $19.53 per share, respectively.

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

21. Loan Servicing Sold

     No loan servicing rights were sold during the year ended September 30, 2002. During the year ended September 30, 2001, the Company sold approximately $16,000,000 of loan servicing rights at a gain of approximately $150,185.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

22. DutchFork Bancshares, Inc. Financial Statements (Parent Company Only)

     The following is condensed financial information of DutchFork Bancshares, Inc. (parent company only), the primary asset of which is its investment in the Bank, for the dates indicated.


                           DutchFork Bancshares, Inc.
                            Condensed Balance Sheets

                                                                 September 30,
                                                        -----------------------------
                                                            2002              2001
                                                        ------------     ------------
Assets:
     Cash and short-term investments                    $  4,094,341     $  2,051,574
     Investment in subsidiary                             29,256,709       32,443,723
     Accounts receivable from ESOP                            78,432           38,652
     Other                                                    47,887          135,529
                                                        ------------     ------------
         Total assets                                   $ 33,477,369     $ 34,669,478
                                                        ============     ============

Liabilities and Stockholders' Equity:
     Bank overdraft                                     $       --       $    603,658
     Accounts payable                                           --               --
                                                        ------------     ------------
         Total liabilities                                      --            603,658
                                                        ------------     ------------

     Capital stock                                            15,605           15,605
     Additional paid-in capital                           14,785,743       14,585,071
     Retained earnings                                    28,065,262       25,602,497
     Accumulated other comprehensive (loss)                  193,388           87,389
     Unearned 2001 Stock-Based Incentive Plan shares        (962,070)      (1,173,175)
     Treasury stock                                       (7,468,233)      (3,851,845)
     Employee Stock Ownership Plan                        (1,152,026)      (1,199,722)
                                                        ------------     ------------
         Total stockholders' equity                       33,477,369       34,065,820
                                                        ------------     ------------

         Total liabilities and stockholders' equity     $ 33,477,369     $ 34,669,478
                                                        ============     ============

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

22. DutchFork Bancshares, Inc. Financial Statements (Parent Company Only) (continued)


                           DutchFork Bancshares, Inc.
                       Condensed Statements of Operations

                                                                 Year Ended September 30,
                                                               ---------------------------
                                                                  2002             2001
                                                               ----------       ----------
     Income:
       Interest                                                $  125,041       $  143,172
       Equity in undistributed earnings of subsidiary           2,549,489        3,441,198
                                                               ----------       ----------
         Total income                                           2,674,530        3,584,370
                                                               ----------       ----------

     Expenses:
       Filing fees                                             $    6,525       $   13,729
       Printing fees                                               10,543           10,403
       Registrar and transfer fees                                  7,750            7,998
       Proxy fees                                                    --              4,917
       Professional fees                                          143,048          100,126
       Other expense                                                5,307            5,126
       Income tax                                                  38,592           20,035
                                                               ----------       ----------
         Total expenses                                           211,765          162,334
                                                               ----------       ----------

     Net income                                                $2,462,765       $3,422,036
                                                               ==========       ==========

                          DutchFork Bancshares, Inc.
                                and Subsidiaries

22. DutchFork Bancshares, Inc. Financial Statements (Parent Company Only) (continued)


                           DutchFork Bancshares, Inc.
                       Condensed Statements of Cash Flows

                                                                      September 30,
                                                             ------------------------------
                                                                2002               2001
                                                             -----------        -----------
     Operating activities:
     Net income                                              $ 2,462,765        $ 3,422,036
     Adjustments to reconcile net income to net
       cash provided by:
       Equity in undistributed income of subsidiary            3,293,013          3,036,297
       (Increase) decrease in other assets                        95,749            (45,217)
       Increase (decrease) in other liabilities                 (418,983)           594,254
                                                             -----------         -----------
         Total cash provided by operations                     5,432,544          7,007,370
                                                             -----------         -----------

     Financing activities:
       Purchase of treasury stock                             (3,791,955)        (3,851,845)
       Purchase of stock for Incentive Plan                          --          (1,173,175)
       Release of ESOP shares                                    273,916                --
       Exercise of stock options                                 128,262                --
                                                             -----------        -----------
         Total cash provided by financing activities          (3,389,777)        (4,955,796)
                                                             -----------        -----------

     Net increase in cash and cash equivalents                 2,042,767          2,051,574
     Cash and cash equivalents at beginning of year            2,051,574                --
                                                             -----------        -----------
     Cash and cash equivalents at end of year                $ 4,094,341        $ 2,051,574
                                                             ===========        ===========


     During the year ended September 30, 2002 and 2001, the Bank paid dividends of $2,200,000 and $6,500,000, respectively, to DutchFork Bancshares, Inc.

                             DIRECTORS AND OFFICERS


OFFICERS                                               DIRECTORS

DutchFork Bancshares, Inc.                 DutchFork Bancshares, Inc. and
                                           Newberry Federal Savings Bank
J. Thomas Johnson
Chairman of the Board, President           J. Thomas Johnson
   and Chief Executive Officer             Chairman of the Board, President and
                                             Chief Executive Officer of Company,
Steve P. Sligh                               Chairman of the Board and Chief
Executive Vice President, Treasurer          Executive Officer of the Bank
   and Chief Financial Officer
                                           Steve P. Sligh
Robert E. Livingston, III                  Executive Vice President, Treasurer
Corporate Secretary                          and Chief Financial Officer of the
                                             Company, and President and
Newberry Federal Savings Bank                Treasurer of the Bank

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

BRANCH LOCATIONS                           INDEPENDENT AUDITORS

1323 College Street                        Clifton D. Bodiford
Newberry, South Carolina 29108             Certified Public Accountant
                                           2711 Middleburg Drive, Suite 214
101 N. Wheeler Street                      Columbia, South Carolina 29204
Prosperity, South Carolina 29127
                                       58

STOCKHOLDER INFORMATION

The  Annual  Meeting  of  Stockholders  will  be  held  at  Newberry   Federal's
Training/Meeting Room located at 1735 Wilson Road (entrance facing Alex Avenue), Newberry, South Carolina, on February 5, 2003 at 2:00 p.m., Eastern Time.


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

COMMON STOCK INFORMATION

The Company's common stock is traded on the Nasdaq SmallCap Market under the symbol "DFBS". As of September 30, 2002, there were 1,320,628 shares of common stock outstanding (including unreleased Employee Stock Ownership Plan ("ESOP") shares of 119,972) and 459 stockholders, excluding persons or entities who hold stock in nominee or "street name".

The table below shows the high and low bid range of the Company's common stock for fiscal 2002 and 2001. These prices reflect inter-dealer prices with retail mark-up, mark-down or commissions, and may not necessarily represent actual transactions. The Company's common stock began trading on July 6, 2000. The Company did not pay any dividends during the years ended September 30, 2002 and 2001. The Company's ability to pay dividends depends primarily on the ability of the Bank to pay dividends to the Company. See Notes 11 and 17 for information regarding the Bank's dividend-paying ability. This information was provided by Bloomberg Professional.

                                     High                Low
                                   --------            -------
Fiscal 2002
-------------
First Quarter                      $ 21.450            $ 20.350
Second Quarter                     $ 22.500            $ 20.400
Third Quarter                      $ 26.400            $ 21.800
Fourth Quarter                     $ 26.400            $ 23.000

Fiscal 2001
-------------
First Quarter                      $ 14.188            $ 11.750
Second Quarter                     $ 16.938            $ 14.125
Third Quarter                      $ 21.250            $ 16.500
Fourth Quarter                     $ 22.650            $ 20.200


                                     60