Form 10KSB/A, Exhibit 13
period 2002-09-30
DUTCHFORK BANCSHARES INC
filed 2003-06-02
CIK 1107710

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

At September 30, 2001, total equity was $34.1 million, which included retained earnings of $25.6 million and an $87,000 unrealized gain. At September 30, 2002, total equity was $33.5 million, a decrease of $589,000. Retained earnings at September 30, 2002 were $28.1 million and the Company had $193,000 in unrealized gains, net of taxes, on the investment securities and mortgage-backed securities portfolios classified as available-for-sale. Because the Company has a substantial portfolio of investment securities and mortgage-backed securities available-for-sale, the market values of these securities fluctuate significantly as a result of changes in market interest rates. Treasury stock increased by $3.6 million due to the purchase of 162,180 shares of the Company's common stock during fiscal 2002 at an average cost of $23.38 per share. On March 20, 2001, the Company approved a plan to repurchase up to $5,000,000 of its common stock and, on September 20, 2001, the Company approved a plan to repurchase up to 140,000 shares of common stock.

The decision to repurchase shares was made due to the low interest rate environment and the belief that the repurchase of shares was the best use of capital based upon the overall interest rate environment and current economic conditions. Shares of treasury stock were used for options exercised for 7,803 shares of common stock in 2002 and may be used for options exercised in the future. Currently, there are no other specific plans for the use of treasury stock.


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

The Bank uses interest rate floors and interest rate caps from time to time to limit and/or reduce exposure to fluctuations in interest rates on its assets and liabilities (i.e., to assist in the management of interest rate risk on a short-term basis). The Bank maintains significant investments subject to interest rate adjustment and has liabilities such as certificates of deposit that may have maturities of six months or longer. The Bank's risk with respect to the floors and caps is the purchase price. The utilization of derivatives resulted in the following impacts on net income for the periods presented:

                                                Year Ended September 30,
                                                -----------------------
                                                  2002            2001
                                                  ----            ----
Increase (decrease) in net income before tax    $263,828        $105,080

Provision for Loan Losses. The provision for loan losses decreased from $241,000 in 2001 to $-0- in 2002. The provision was determined by the level of the allowance needed for loan losses based upon management's analysis of the current quality of the loan portfolio including historical trends, significant problem loans, current market value of real estate or other collateral and certain economic and other factors affecting loans and real estate or collateral securing these loans.

Residential mortgage loans declined from $44,600,000 at September 30, 2001 to $28,400,000 at September 30, 2002, while changes in other loan categories remained relatively constant. This decline in residential mortgage loans, along with the fact that several significant loans were included in the allowance at September 30, 2001 and charged-off in fiscal 2002 were important considerations in the evaluation of the allowance needed at September 30, 2002.

The analysis of individual credit relationships is the first factor evaluation process. Individual credit relationships in excess of $500,000 with specific credit characteristics are evaluated for collectibility and potential impairment by our independent loan review staff. Impaired loans are measured using the approach specified by SFAS No. 114.

Commercial, residential, construction, small business and consumer loans reviewed for impairment under SFAS 114, that are not considered impaired after SFAS 114 review are considered on a portfolio basis as the second factor of the evaluation process. These loans are evaluated as pools of loans based on payment status for the consumer portfolio and an internal credit risk assessment system for commercial and small business loans. An allowance is calculated for each consumer loan pool using loss factors based on a monthly analysis of delinquency trends and historical loss experience. Loss factors for the commercial and small business loan pools are based on average historical loss experience. Various credit quality trends, delinquencies, charge-offs, non-accruals, and criticized/classified assets which may impact portfolio performance, are also considered in determining loss factors for each loan pool.

The third factor in the evaluation process is the unallocated allowance which considers factors including industry, borrower or collateral concentrations; changes in lending policies and underwriting; current loan volumes; experience of our lending staff; current general economic conditions; fraud risk; and risk inherent in the loss estimation process of loan pools. While the allowance for loan losses decreased as a percentage of total loans for the year ended September 30, 2002, it was Management's best judgment as to the level needed at that date based upon all relevant factors, including current economic conditions.

At September 30, 2001, there were two significant loans with balances totaling $117,000 that were determined to be impaired and were considered in the allowance at that date, even though these loans were also evaluated as part of the homogenous group of loans. These loans were charged off in fiscal 2002 and represented approximately 50% of the charge offs for the fiscal year.

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


                                                     BY: /s/ Clifton D. Bodiford
                                                        ------------------------
Columbia, South Carolina                                    Clifton D. Bodiford
October 31, 2002

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

          Derivatives Used for Risk Management. On October 1, 2000, the Bank adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivatives and hedging activities.

          Under SFAS 133, the Bank may designate a derivative as either a hedge of the fair value of a recognized fixed rate asset or liability or an unrecognized firm commitment ("fair value" hedge), or a hedge of a forecasted transaction or of the variability of future cash flows of a floating rate asset or liability ("cash flow" hedge). All derivatives are recorded as assets or liabilities on the balance sheet at their respective fair values with unrealized gains and losses recorded either in comprehensive income or in the results of operations, depending on the purpose for which the derivative is held.

          Changes in the fair value of a derivative that is designated and qualifies as a fair value hedge, along with the gain or loss on the hedged asset or liability that is attributable to the hedged risk, are recorded as other fee income in the results of operations. To the extent of the effectiveness of a hedge, changes in the fair value of a derivative that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income. For all hedge relationships, ineffectiveness resulting from differences between the changes in fair value or cash flows of the hedged item and changes in fair value of the derivative are recognized as other fee income in the results of operations. The net interest settlement on derivatives designated as fair value or cash flow hedges is treated as an adjustment to the interest income or interest expense of the hedged assets or liabilities.

          At the inception of a hedge transaction, the Bank formally documents the hedge relationship and the risk management objective and strategy for undertaking the hedge. This process includes identification of the hedging instrument, hedged item, risk being hedged and the methodology for measuring ineffectiveness. In addition, the Bank assesses, both at the inception of the hedge and on an ongoing quarterly basis, whether the derivative used in the hedging transaction has been highly effective in offsetting changes in fair value or cash flows of the hedged item, and whether the derivative is expected to continue to be highly effective.

          The Bank discontinues hedge accounting prospectively when either it is determined that the derivative is no longer highly effective in offsetting changes in the fair value of a hedged item; the derivative expires or is sold, terminated or exercised; the derivative is de-designated because it is unlikely that a forecasted transaction will occur; or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

          The Bank utilizes interest rate floors and caps to protect against short-term fluctuations in interest rates. These are not utilized as fair value hedges or cash flow hedges; therefore, they are not measured for effectiveness. The exposure to the Bank is the cost of the floor or cap, which is marked to market at each reporting period.

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

     Entering into interest-rate swap agreements involves not only the risk of dealing with counterparties and their ability to meet the terms of the contracts but also the interest-rate risk associated with unmatched positions. Notional principal amounts often are used to express the volume of these transactions, but the amounts potentially subject to credit risk are much smaller. The cost of the floors and caps is charged to expense over the term of the contract. In addition, any gain or loss on the value of the contract is recognized in earnings currently.

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