Form 10KSB, Exhibit 13
period 2003-09-30
DUTCHFORK BANCSHARES INC
filed 2003-12-30
CIK 1107710

Exhibit 13.0
                          Annual Report to Stockholders

DutchFork Bancshares, Inc.

2003 ANNUAL REPORT

President's Message                                                           2

Business of DutchFork Bancshares, Inc.                                        3

Selected Financial and Other Data                                             4

Management's Discussion and Analysis                                          6

Report of Independent Auditor                                                17

Consolidated Balance Sheets as of September 30, 2003 and 2002                18

Consolidated Statements of Income for the Years Ended September
30, 2003 and 2002                                                            20

Consolidated Statements of Comprehensive Operations for the
Years Ended September 30, 2003 and 2002                                      22

Consolidated Statements of Changes in Stockholders' Equity for
the Years Ended September 30, 2003 and 2002                                  23

Consolidated Statements of Cash Flows for the Years Ended
September 30, 2003 and 2002                                                  24

Notes to Consolidated Financial Statements                                   26

Directors and Officers                                                       67

Corporate Information                                                        67

Stockholder Information                                                      68

Common Stock Information                                                     69

Chairman's Message

To Our Stockholders:

On behalf of the Board of Directors, officers, and employees of DutchFork Bancshares and its wholly owned subsidiary, Newberry Federal Savings Bank, it is my privilege to present our annual report for the fiscal year ending September 2003.

Our primary mission is to promote sound growth in earnings and shareholder value for our investors and provide the safest possible environment for customer deposits. In 2003 we continued to fulfill our mission through exceptional performance. The Company sustained its strong record of profitability during the year. Net income for the year rose 37% to $3,380,930 and earnings per share grew by 52% to $3.31. According to the latest Federal Reserve reports, we also continue to hold the number one position in deposit market share in Newberry County. The winning combination of strong earnings, security, and a wonderful base of loyal customers assured our success this year.

Success is never final and we work hard every day to improve. The challenges of increased competition and narrowing margins are significant. Our dedicated board and associates will strive to meet them head-on with the best interests of our shareholders in mind.

We appreciate your continuing shareholder support.

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

The Bank is a traditional savings bank, specializing in the acceptance of retail deposits from the general public in the areas surrounding its three full-service offices and using those funds, together with funds from operations, the conversion and borrowings, to originate residential mortgage loans and consumer loans and, to a lesser extent, construction, land and commercial business loans. In addition, the Bank invests significant funds in mortgage-backed securities, including collateralized mortgage obligations and investment grade securities. The Bank could experience interest rate risk because of its significant investment securities portfolio. The Bank's revenues are derived principally from interest and fees on loans originated and interest and dividends on investments and mortgage-backed securities.

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

                                                                               At September 30,
                                                       -----------------------------------------------------------------
                                                         2003               2002               2001               2000
                                                       --------           --------           --------           --------
                                                                                (In thousands)
Selected Consolidated Financial Data:
     Total assets                                      $235,053           $219,092           $249,832           $224,068
     Cash and cash equivalents                            2,654             21,131              5,065              2,835
     Loans, net                                          58,371             61,706             73,088             78,308
     Securities held-to-maturity:
         Mortgage-backed securities, net                  1,355              2,835              3,374              3,874
         Investment securities, net                          50                 50                 50              1,141
     Securities available-for-sale:
         Mortgage-backed securities, net                 18,909             64,628            111,688            105,965
         Investment securities, net                     141,852             62,210             49,561             24,772
     Deposit accounts                                   143,429            149,290            147,258            147,731
     Federal Home Loan Bank advances                     55,000             35,000             60,000             35,000
     Other borrowings                                     2,613                 --                 --              2,755
     Total equity                                        32,558             33,477             34,066             31,296
     Repossessed assets                                      --                 --                 --                 22
     Nonperforming assets and
        troubled debt restructurings                      1,100              1,135                459                185

                                                                           Year Ended September 30,
                                                       -----------------------------------------------------------------
                                                         2003               2002               2001               2000
                                                       --------           --------           --------           --------
                                                                    (In thousands, except per share amounts)
Selected Consolidated Operating Data:
     Total interest income                             $ 10,986           $ 12,888           $ 16,092           $ 15,529
     Total interest expense                               4,849              6,876              9,078              9,093
                                                       --------           --------           --------           --------
         Net interest income                              6,137              6,012              7,014              6,436
     Provision for loan losses                              195                 --                241                340
                                                       --------           --------           --------           --------
         Net interest income after
            provision for loan losses                     5,942              6,012              6,773              6,096
     Noninterest income                                   4,562              2,666              4,283              1,118
     Noninterest expense                                  6,844              5,523              5,592              4,695
                                                       --------           --------           --------           --------
     Income before income taxes                           3,660              3,155              5,464              2,519
     Provision for income taxes                             279                692              2,042                890
                                                       --------           --------           --------           --------
         Net income                                    $  3,381           $  2,463           $  3,422           $  1,629
                                                       ========           ========           ========           ========

     Income per share (basic)                          $   3.31           $   2.17           $   2.46           $   1.13
                                                       ========           ========           ========           ========

     Income per share (diluted)                        $   3.13           $   2.09           $   2.44           $   1.13
                                                       ========           ========           ========           ========

                                                                                 At or For the Year Ended September 30,
                                                                 ------------------------------------------------------------------
                                                                    2003               2002               2001               2000
                                                                 ---------          ---------          ---------          ---------
Selected Consolidated Operating
   Ratios and Other Data (1):
Performance Ratios:
     Average yield on interest-earning assets                         5.41%              5.61%              7.22%              7.38%
     Average rate paid on interest-bearing
        liabilities                                                   2.60               3.33               4.78               4.64
     Average interest rate spread (2)                                 2.82               2.28               2.44               2.74
     Net interest margin (3)                                          3.02               2.62               3.15               3.06
     Ratio of interest-earning assets to
        interest-bearing liabilities                                108.66             111.09             117.35             107.45
     Net interest income after provision for
        loan losses to noninterest expense                           86.81             108.84             121.13             129.84
     Noninterest expense as a percent of
        average assets                                                3.07               2.26               2.44               2.12
     Return on average assets                                         1.52               1.00               1.49               0.74
     Return on average equity                                        10.24               7.59              10.06               8.13
     Ratio of average equity to average
        assets                                                       14.81              13.29              14.84               9.04
Regulatory Capital Ratios (4):
     Tangible capital ratio                                          13.68              14.76              13.38              15.27
     Core capital ratio                                              13.68              14.76              13.38              15.27
     Risk-based capital ratio                                        18.76              28.80              25.21              32.34
Asset Quality Ratios:
     Nonperforming loans and troubled
        debt restructurings as a percent
        of total loans (5)                                            1.86               1.81               0.63               0.20
     Nonperforming assets and troubled
        debt restructurings as a percent
        of total assets (6)                                           0.47               0.52               0.18               0.08
     Allowance for loan losses as a
        percent of total loans                                        0.68               0.67               0.87               0.56
     Allowance for loan losses as a
        percent of nonperforming loans
        and troubled debt restructurings (5)                         36.45              37.38             138.34             251.48
     Net loans charged-off to average
        interest-earning loans                                        0.42               0.34               0.13               0.19
Number at end of period:
     Full service offices                                                3                  3                  3                  4
     Mortgage loans                                                  1,127              1,116              1,328              3,866
     Deposit accounts                                               13,419             13,571             14,275             16,906

----------
      (1) Asset quality ratios and regulatory capital ratios are end of period ratios. All ratios are based on average monthly balances during the indicated periods.

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

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

General

The following is management's analysis of the Company's consolidated financial condition and consolidated results of operations as of and for the years ended September 30, 2003 and 2002. This discussion is designed to provide a more comprehensive review of the operating results and financial position than could be obtained from an examination of the consolidated financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data included elsewhere in this report.

The Bank provides financial services from its three banking locations in Newberry County, South Carolina. The Bank's principal business is attracting deposits from the general public and using these funds to originate loans and invest in mortgage-backed and other securities. The Bank also maintains a significant investment securities portfolio primarily because of the low loan demand in its primary market area. The Bank's results of operations depend primarily on net interest income, which is the difference between the interest income earned on interest-earning assets, such as loans and securities, and the interest expense on interest-bearing liabilities, such as deposits and borrowings. The Bank also earns non-interest income primarily from gains on sales of securities and service charges and other fees earned on deposit accounts and loans. The Bank's non-interest expenses primarily consist of employee compensation and benefits, occupancy expense, advertising and other operating expenses. Results of operations are also affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and regulations. The Bank exceeded all of its regulatory capital requirements at September 30, 2003.

In addition to serving the financial service needs of consumers within its primary market area, the Bank has demonstrated its commitment to its local communities through philanthropy. Since 1990, it has made monetary gifts and donations totaling approximately $3.2 million to various cultural, educational and civic organizations operating within its primary market area. The Bank's targeted gifts have been investments in the community primarily to promote economic growth and stability. The relative economic health of the community is directly related to the future growth of the business. The Bank intends to continue its tradition of local community support.

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

Comparison of Financial Condition at September 30, 2003 and September 30, 2002

Total assets increased by $16 million from $219.1 million at September 30, 2002 to $235.1 million at September 30, 2003. Loans receivable decreased by $3.3 million, primarily due to repayments and payoffs due to refinancing. Loans that were refinanced at historically low fixed interest rates have been sold into the secondary market as part of the Bank's interest rate risk strategy. Investment securities available-for-sale increased $79.6 million due to the purchase of preferred stocks of $14.8 million and an increase of $72.3 million in corporate bonds. Mortgage-backed securities held-for-investment decreased $1.5 million due to repayments and prepayments. Mortgage-backed securities available-for-sale decreased $45.7 million as a result of sales and purchases of other types of securities. Management invests funds in private issues of mortgage-backed securities to achieve higher yields and an overall shorter weighted average maturity than may be obtained solely through investment in U.S. government guaranteed mortgage-backed securities. The lack of a government guarantee is partially offset by the sinking funds attributable to most private issues. A sinking fund is a contractual obligation that requires the issuer to retire a specified portion of the mortgage-backed securities debt each year. Deposit accounts decreased $5.9 million from September 30, 2002 to September 30, 2003, comprised mainly of shorter term certificates of deposit and checking accounts. The increase of $20 million in Federal Home Loan Bank advances was due to an additional advance of $20 million.

At September 30, 2003, total equity was $32.6 million, which included retained earnings of $31.4 million and a $1.47 million unrealized loss. At September 30, 2002, total equity was $33.5 million. Retained earnings at September 30, 2002 were $28.1 million and the Company had $193,000 in unrealized gains, net of taxes, on the investment securities and mortgage-backed securities portfolios classified as available-for-sale. Because the Company has a substantial portfolio of investment securities and mortgage-backed securities available-for-sale, the market values of these securities fluctuate significantly as a result of changes in market interest rates. Treasury stock increased by $1.0 million due to the purchase of 101,332 shares of the Company's common stock during fiscal 2003 at an average cost of $30.34 per share.

The decision to repurchase shares was made due to the low interest rate environment and the belief that the repurchase of shares was the best use of capital based upon the overall interest rate environment and current economic conditions. The repurchase plan approved most recently was for 150,000 shares, of which 101,332 shares have been repurchased, leaving 48,668 shares yet to be repurchased under the plan.

Comparison of Operating Results for the Years Ended September 30, 2002 and 2001

Net income. Net income increased from $2.5 million in 2002 to $3.4 million in 2003 primarily as a result of an increase in gains on the sale of securities of $0.7 million.

Net interest income. Net interest income increased from $6.0 million in 2002 to $6.19 million in 2002 as a result of an increase of 0.40% in net interest margin, partially offset by a decrease of $26.7 million in average interest earning assets. The Bank uses interest rate floors and caps from time to time to limit and/or reduce exposure to fluctuations in interest rates on its assets and liabilities (i.e., to assist in the management of interest rate risk on a short-term basis). The Bank maintains significant investments subject to interest rate adjustment and has liabilities such as certificates of deposit that may have maturities of six months or longer. The Bank's risk with respect to the floors and caps is the purchase price. The utilization of derivatives (including the purchase price of the floors and caps) resulted in the following impacts on net income for the periods presented:

                                                        Year Ended September 30,
                                                       -------------------------
                                                          2003          2002
                                                       ----------    ----------
     Increase (decrease) in net income before tax      $ (239,866)   $ (263,828)

Total interest income. Total interest income declined from $12.9 million in 2002 to $11.0 million in 2003. This decrease was due to a 0.20% decrease in the average yield and a $26.7 million decrease in average interest earning assets for 2003 as compared to 2002.

Total interest expense. Total interest expense decreased from $6.9 million in 2002 to $4.8 million in 2003. This decrease was due to a $18.9 million decrease in interest-bearing liabilities and a 0.73% decrease in the rate paid on interest-bearing liabilities.

Provision for Loan Losses. The provision for loan losses increased from $0 in 2002 to $195,000 in 2003, primarily due to charge-offs continuing at the higher rate as experienced in 2002, creating the need to increase the allowance for losses to a level deemed satisfactory by management which was approximately the same level as carried at September 30, 2002. The provision was determined by the level of the allowance needed for loan losses based upon management's analysis of the current quality of the loan portfolio including historical trends, significant problem loans, current market value of real estate or other collateral and certain economic and other factors affecting loans and real estate or collateral securing these loans.

Residential mortgage loans increased from $23,235,000 at September 30, 2002 to $25,193,000 at September 30, 2003 and consumer loans decreased from $10,346,000 at September 30, 2002 to $7,065,000 at September 30, 2003. Management's analysis indicates that the overall loan loss reserve needed to be maintained at the September 30, 2003 level.

The analysis of individual credit relationships is the first factor in the evaluation process. Individual credit relationships in excess of $500,000 with specific credit characteristics are evaluated for collectibility and potential impairment by an independent loan review staff. Impaired loans are measured using the approach specified by SFAS No. 114.

Commercial, residential, construction, small business and consumer loans reviewed for impairment under SFAS 114 that are not considered impaired after SFAS 114 review are considered on a portfolio basis as the second factor of the evaluation process. These loans are evaluated as pools of loans based on payment status for the consumer portfolio and an internal credit risk assessment system for commercial and small business loans. An allowance is calculated for each consumer loan pool using loss factors based on a monthly analysis of delinquency trends and historical loss experience. Loss factors for the commercial and small business loan pools are based on average historical loss experience. Various credit quality trends, delinquencies, charge-offs, non-accruals, and criticized/classified assets which may impact portfolio performance, are also considered in determining loss factors for each loan pool.

The third factor in the evaluation process is the unallocated allowance which considers factors including industry, borrower or collateral concentrations; changes in lending policies and underwriting; current loan volumes; experience of lending staff; current general economic conditions; fraud risk; and risk inherent in the loss estimation process of loan pools.

Noninterest income. Noninterest income increased by $1.9 million for the year ended September 30, 2003, primarily due to an increase in the gain on sale of securities of $727,000 and a gain of the disposition of land in the amount of $1,080,000. The Bank manages its unrealized gains and losses through a continuing attempt to match maturities of assets and liabilities while seeking to maintain a profit margin. On a quarterly basis, the Bank conducts a detailed review of its interest rate risk exposure and the effects on capital of any restructuring of the portfolio that might be deemed appropriate. As part of this process, the Bank takes advantage of opportunities to shorten asset maturities and has taken steps to increase the percent of adjustable-rate mortgage-backed securities. In addition, the Bank attempts to extend the maturity of liabilities when borrowing money and occasionally uses interest rate swaps to limit the effects of market interest rate fluctuations. See Notes 1 and 14 to the consolidated financial statements. The gain on the disposition of land was a nonmonetary transaction whereby the Company transferred land with an appraised value of $1,500,000 to two local not-for-profit organizations for $420,000. The gain of $1,080,000 on this transaction is also recorded as an expense under noninterest expense.

Noninterest expense. Noninterest expense totaled $6.7 million for the year ended September 30, 2003 compared to $5.5 million for the same period in 2002. Changes in noninterest expense resulted primarily from a $1.1 million increase in contributions, of which the substantial majority was the $1,080,000 gain on the disposition of land discussed under noninterest income.

Provision for Income Taxes. The provision for income taxes decreased between 2002 and 2003 even though net income before taxes increased primarily due to the overall lower effective rate due to the dividend exclusion on the greater amounts of preferred stocks held in 2003, and the benefits from the contribution deduction in the nonmonetary transaction for the disposition of the land.

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

                                                                         Year Ended September 30,
                                                              ---------------------------------------------------------------------
                                     At September 30, 2003                    2003                                2002
                                     ---------------------    ------------------------------------   ------------------------------
                                                                                           Average                          Average
                                                    Yield/     Average                     Yield/    Average                 Yield/
                                      Balance        Rate      Balance      Interest        Rate     Balance     Interest     Rate
                                     ---------      ------    --------      --------       -------   --------    --------   -------
Interest-earning assets:
     Loans receivable (1)             $ 58,371       6.88%    $ 59,488      $  4,017        6.75%    $ 67,138    $  4,953     7.38%
     Mortgage-backed securities (2)     20,264       4.78       48,885         3,239        6.63      114,666       5,617     4.90
     Investment securities (3)         143,207       8.15       79,365         3,495        4.40       40,659       2,106     5.18
     Interest-bearing deposits             970       3.30        1,923            32        1.66          816          23     2.82
     Federal funds sold                                         10,148           126        1.24        5,389         135     2.51
     Other                                                       3,173            78        2.46        1,011          54     5.34
                                      --------                --------      --------                 --------    --------
         Total interest-earning
            assets                     222,812       4.93      202,982        10,987        5.41      229,679      12,888     5.61
     Noninterest-earning assets         12,241                  20,023                                 14,431
                                      --------                --------                               --------
         Total assets                 $235,053                $223,005                               $244,110
                                      ========                ========                               ========

Interest-bearing liabilities:
     Deposit accounts                 $143,429       1.95     $149,646         2,800        1.87     $147,879       4,225     2.86
     Federal Home Loan Bank
        advances                        55,000       3.72       36,500         2,048        5.61       57,917       2,630     4.54
     Other borrowings                    2,613         --          653                        --          952          21     1.97
                                      --------                --------      --------                 --------    --------
         Total interest-bearing
            liabilities                201,042       2.41%     186,799         4,848        2.60%     206,748       6,876     3.33%
     Noninterest-bearing
        liabilities                      1,453                   3,180                                  4,924
                                      --------                --------                               --------
         Total liabilities             202,495                 189,979                                211,672
     Total retained earnings            32,558                  33,026                                 32,438
                                      --------                --------                               --------
         Total liabilities and
            retained earnings         $235,053                $223,005                               $244,110
                                      ========                ========                               ========

Net interest-earning assets           $ 21,770                $ 16,183                               $ 22,931
Net interest income/interest
   rate spread (4)                                   2.52%                  $  6,139        2.82%                $  6,012     2.28%
Net interest margin as a
   percentage of interest-
   earning assets                                    2.76%                                  3.02%                             2.62%
Ratio of interest-earning
   assets to interest-bearing
   liabilities                                     110.83%                                108.66%                           111.09%

----------
(1) Balances are net of deferred loan origination costs, undisbursed proceeds of construction loans in process, and include nonaccrual loans.

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

                                            Year Ended September 30, 2003             Year Ended September 30, 2002
                                                     Compared to                               Compared to
                                            Year Ended September 30, 2002             Year Ended September 30, 2001
                                         -----------------------------------       -----------------------------------
                                          Rate          Volume         Net          Rate         Volume          Net
                                         -------       -------       -------       -------       -------       -------
                                                                     (Dollars in thousands)
Interest-earning assets:
     Loans                               $  (399)      $  (537)      $  (936)      $  (838)      $  (426)      $(1,264)
     Mortgage-backed securities (1)        3,792        (6,170)       (2,378)          655           190           845
     Investment securities (1)              (259)        1,648         1,389        (3,969)        1,490        (2,479)
     Interest-earning deposits with
        banks                                 (4)           13             9           (31)            3           (28)
     Other borrowings                        (79)           70            (9)         (210)          165           (45)
     Other                                   (11)           35            24           (64)         (169)         (233)
                                         -------       -------       -------       -------       -------       -------
         Total interest-earning
            assets                         3,040        (4,941)       (1,901)       (4,457)        1,253        (3,204)

Interest-bearing liabilities:
     Deposit accounts                     (1,476)           51        (1,425)       (2,771)          367        (2,404)
     Federal Home Loan Bank
        advances                            (443)         (139)         (582)          112           133           245
     Federal funds borrowed                   35           (55)          (20)           33           (76)          (43)
                                         -------       -------       -------       -------       -------       -------
         Total interest-bearing
            liabilities                   (1,884)         (143)       (2,027)       (2,626)          424        (2,202)
                                         -------       -------       -------       -------       -------       -------
Increase (decrease) in net interest
   income                                $ 4,924       $(4,798)      $   126       $(1,831)      $   829       $(1,002)
                                         =======       =======       =======       =======       =======       =======

----------
(1) Includes securities available-for-sale and held-to-maturity on a tax-equivalent basis.

Asset and Liability Management

The Bank is particularly subject to interest rate risk because a large percentage of the Bank's interest-earning assets have longer maturities than the maturities of the Bank's interest-bearing liabilities, which reduces the Bank's income as interest rates rise. In addition, the Bank's capital levels can fluctuate with changes in market interest rates as a result of market value change on its investment in long-term fixed rate U.S. Government agency securities, various equity securities, certain deep discounted, fixed-rate collateralized mortgage obligations and long-term zero coupon bonds. At September 30, 2003, the Bank held $162.1 million in fixed and adjustable rate securities, or 68.9% of its total assets.

The Bank has sought to reduce the exposure of its earnings to changes in market interest rates by attempting to manage the mismatch between asset and liability maturities and interest rates. The Bank seeks to achieve this objective by increasing the interest rate sensitivity of its interest-earning assets by originating, for its portfolio, adjustable-rate mortgage loans and shorter term commercial and consumer loans, as well as decrease the average lives of its investment securities and mortgage-backed securities portfolios. The Bank relies on retail deposits as its primary source of funds. The Bank also seeks to sell conforming fixed-rate mortgage loans with maturities of more than 15 years. Management believes retail deposits, compared to brokered deposits, reduce the effects of interest rate fluctuations because they generally represent a more stable source of funds. The Bank also intends to decrease the interest rate sensitivity of its interest-bearing liabilities by attempting to increase the maturity of its borrowings and deposit accounts.

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

The Bank primarily utilizes an interest rate risk report prepared by the Office of Thrift Supervision to review its level of interest rate risk. The following table, which was prepared by the Office of Thrift Supervision, presents the changes in the Bank's net portfolio value at September 30, 2003, that would occur upon an immediate change in interest rates based on Office of Thrift Supervision assumptions, but without effect to any steps that management might take to counteract that change. Net portfolio value is the present value of expected cash flows from assets, liabilities and off-balance sheet contracts. A higher net portfolio value ratio indicates a lower level of interest rate risk.

                                                                                   Net Portfolio Value as a % of
                                                                                               Present
                                                                                           Value of Assets
           Change in                                                               -----------------------------
          Interest Rates                  Net Portfolio Value                       Net Portfolio
          In Basis Points   -----------------------------------------------             Value
          (Rate Shock)        Amount           Change              % Change             Ratio        Change (1)
          ------------        ------           ------              --------             -----        ----------
               300          $ 22,902       $   (8,706)              (28)%             10.27%          (291) bp
               200            25,632           (5,975)              (19)              11.21           (197) bp
               100            28,950           (2,657)               (8)              12.34            (84) bp
            Static            31,607                                                  13.18
              (100)           28,532           (3,075)              (10)              11.91           (126) bp

----------
(1)   Expressed in basis points.

As presented in the above table, based on the assumptions by the Office of Thrift Supervision as of September 30, 2003, it is estimated that a sudden 200 basis point increase in interest rates would decrease the Bank's net portfolio value by $6.0 million, or 19% at that date. The Net Portfolio Value ratio of 11.21% as indicated in the above table at 200 basis points rate shock satisfied the 4% requirement imposed by the Office of Thrift Supervision in connection with its approval of the Conversion.

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

The Bank's most liquid assets are cash and short-term investments. The levels of these assets depend on the Bank's operating, financing, lending and investing activities during any given period. At September 30, 2003, cash and short-term investments totaled $2.7 million. The Bank has other sources of liquidity if a need for additional funds arises, including securities maturing within one year and the repayment of loans. The Bank may also sell securities available-for-sale, and use federal funds purchased and Federal Home Loan Bank of Atlanta advances as sources of funds. At September 30, 2003, the Bank had outstanding advances of $55 million. On that date, the Bank had the ability to borrow an additional $27 million from the Federal Home Loan Bank of Atlanta.

At September 30, 2003, the Bank had outstanding commitments to originate loans of $1,401,000, of which $508,000 had fixed interest rates. These loans are to be secured by properties located in its primary market area. The Bank anticipates that it will have sufficient funds available to meet its current loan commitments. Loan commitments have, in recent periods, been funded through liquidity or through Federal Home Loan Bank borrowings. Certificates of deposit which are scheduled to mature in one year or less from September 30, 2003, totaled $79 million. Management believes, based on past experience, that a significant portion of such deposits will remain with the Bank. Based on the foregoing, the Bank considers its liquidity and capital resources sufficient to meet its outstanding short-term and long-term needs.

The Bank is subject to various regulatory capital requirements imposed by the Office of Thrift Supervision. At September 30, 2003, the Bank was in compliance with all applicable capital requirements so as to be considered
"well-capitalized". See Note 11 to the consolidated financial statements.

Off-Balance Sheet Arrangements

For a discussion of the Company's off-balance sheet arrangements, see Footnote 10, "Commitments" and Footnote 14, "Interest Rate Risk" to the audited financial statements in the annual report to stockholders.

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

                          Report of Independent Auditor

The Board of Directors
DutchFork Bancshares, Inc. and Subsidiaries
Newberry, South Carolina

I have audited the accompanying consolidated balance sheets of DutchFork Bancshares, Inc. and Subsidiaries as of September 30, 2003 and 2002, and the related consolidated statements of income, comprehensive operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

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

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DutchFork Bancshares, Inc. and Subsidiaries at September 30, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States of America.


/s/ Clifton D. Bodiford, CPA
----------------------------
October 23, 2003
Columbia, South Carolina

                           DutchFork Bancshares, Inc.
                                and Subsidiaries
                           Consolidated Balance Sheets

                                                                     At September 30,
                                                                2003                2002
                                                            ------------        ------------
Assets
Cash and cash equivalents (Notes 1, 2
   and 12)                                                  $  2,653,640        $ 21,130,629
Investments and mortgage-backed securities
  (Notes 1, 3, 7 and 12):
     Available-for-sale:
         Investments (cost of $143,998,688 and
           $61,497,869 at September 30, 2003
           and 2002 respectively)                            141,851,562          62,209,846
         Mortgage-backed securities (cost of
           $19,117,095 and $65,015,723 at
           September 30, 2003 and 2002
           respectively)                                      18,908,681          64,627,627
     Held-to-maturity:
         Investments (fair value of
           $50,000 and $50,000 at
           September 30, 2003 and 2002
           respectively)                                          50,000              50,000
         Mortgage-backed securities (fair
           value of $1,368,324 and $2,879,938
           at September 30, 2003 and 2002
           respectively)                                       1,355,226           2,835,439
Loans receivable (Notes 1, 4, 7, 10, and 12)                  58,371,056          61,705,696
Premises, furniture and equipment, net (Notes
   1 and 5)                                                    3,179,428           3,786,005
Accrued interest receivable:
     Loans and mortgage-backed securities
        (Note 1)                                                 346,945             371,221
     Investments and other property                              690,454             489,164
Prepaid assets                                                   408,299             574,318
Prepaid income tax                                               518,585                  --
Deferred tax asset (Notes 1 and 9)                               936,622             580,152
Other (Note 21)                                                5,782,861             731,992
                                                            ------------        ------------
Total assets                                                $235,053,359        $219,092,089
                                                            ============        ============

                           DutchFork Bancshares, Inc.
                                and Subsidiaries
                     Consolidated Balance Sheets (continued)

                                                                       At September 30,
                                                                  2003                2002
                                                              -------------       -------------
Liabilities and stockholders' equity
Liabilities:
     Deposit accounts (Note 6, 12 and
        14)                                                   $ 143,429,056       $ 149,290,222
     Federal Home Loan Bank advances
        (Notes 7 and 12)                                         55,000,000          35,000,000
     Advances from borrowers for taxes
        and insurance                                                62,316              58,955
     Federal funds purchased                                      2,613,022                  --
     Accrued income taxes payable                                   317,382             174,707
     Accrued expenses                                               748,729             665,935
     Accrued interest payable                                       234,581             381,900
     Other                                                           90,502              43,001
                                                              -------------       -------------
Total liabilities                                               202,495,588         185,614,720
                                                              -------------       -------------

Commitments and contingencies (Note 10)

Stockholders' equity:
     Preferred stock, $.01 par value, 500,000 shares
        authorized and unissued                                          --                  --
     Common stock, $.01 par value,
        4,000,000 shares authorized, 1,560,550 issued at
        September 30, 2003 and 2002                                  15,605              15,605
     Additional paid-in capital                                  15,022,479          14,785,443
     Retained earnings, substantially restricted
        (Notes 9 and 11)                                         31,446,192          28,065,262
     Accumulated other comprehensive income (loss)               (1,470,979)            193,388
     Treasury stock (432,709 and 331,377 shares at
        September 30, 2003 and 2002, respectively)              (10,543,034)         (7,468,233)
     Unearned 2001 Stock-Based Incentive Plan shares
        (43,073 and 51,187 shares at September 30, 2003
        and 2002, respectively)                                    (809,608)           (962,070)
     Unearned Employee Stock Ownership Plan (97,804
        and 106,124 shares at September 30, 2003 and
        2002, respectively)                                      (1,102,884)         (1,152,026)
                                                              -------------       -------------
Total stockholders' equity                                       32,557,771          33,477,369
                                                              -------------       -------------
Total liabilities and stockholders' equity                    $ 235,053,359       $ 219,092,089
                                                              =============       =============

See accompanying notes.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries
                        Consolidated Statements of Income

                                                                         Year Ended
                                                                        September 30,
                                                                    2003              2002
                                                                 -----------      -----------
Interest income:
     Loans receivable (Notes 1 and 4)                            $ 4,016,615      $ 4,952,598
     Investments (Notes 1 and 3)                                   3,620,626        2,111,381
     Mortgage-backed and related securities (Notes 1 and 3)        3,238,970        5,617,426
     Other interest-earning assets                                   110,006          206,269
                                                                 -----------      -----------
         Total interest income                                    10,986,217       12,887,674
                                                                 -----------      -----------

Interest expense:
     Interest expense on deposit accounts (Note 6)                 2,800,453        4,224,980
     Federal Home Loan Bank advances (Note 7)                      2,048,001        2,629,901
     Other borrowings purchased                                          187           21,303
                                                                 -----------      -----------
         Total interest expense                                    4,848,641        6,876,184
                                                                 -----------      -----------

Net interest income                                                6,137,576        6,011,490
     Provision for loan losses (Notes 1 and 4)                       195,000               --
                                                                 -----------      -----------

     Net interest income after provision for loan losses           5,942,576        6,011,490
                                                                 -----------      -----------

Noninterest income:
     Gain on sale of securities, net                               2,465,339        1,738,830
     Gain on disposition of assets (Note 23)                       1,080,479               --
     Loan origination and commitment fees (Note 1)                   178,415          138,217
     Gain on sale of loans                                            76,581           79,623
     Loan servicing fees                                               4,112            6,232
     Bank service charges                                            566,931          543,668
     Loan late charges                                                62,689           53,751
     Other                                                           127,797          105,190
                                                                 -----------      -----------
         Total noninterest income                                  4,562,343        2,665,511
                                                                 -----------      -----------

                           DutchFork Bancshares, Inc.
                                and Subsidiaries
                  Consolidated Statements of Income (continued)

                                                            Year Ended
                                                           September 30,
                                                       2003              2002
                                                    ----------        ----------
Noninterest expense:
     Compensation and benefits                       3,182,354         3,066,758
     Occupancy, furniture and equipment                493,003           514,547
     SAIF deposit insurance premium                     24,562            25,499
     Professional fees                                 281,981           293,751
     Telephone and postage                             166,730           198,110
     Insurance and related costs                        52,177            30,494
     Marketing                                          82,095           111,711
     Data processing                                   209,500           166,140
     Supplies and printing                              80,429           126,078
     OTS assessments                                    61,234            61,665
     Meetings                                            8,677            14,862
     Bank service charges                               32,402            79,620
     Loan expenses                                     103,116            47,661
     Transaction account charges                       164,809            56,481
     Automated teller system                            29,138            29,817
     Contributions (Note 23)                         1,140,444            11,409
     Other                                             732,512           688,669
                                                    ----------        ----------
         Total noninterest expense                   6,845,163         5,523,272
                                                    ----------        ----------

     Income before income taxes                      3,659,756         3,153,729

Provision for income taxes (Note 9)                    278,826           690,964
                                                    ----------        ----------

Net income                                          $3,380,930        $2,462,765
                                                    ==========        ==========

Net income per share (basic)                        $     3.31        $     2.17
                                                    ==========        ==========

Net income per share (diluted)                      $     3.13        $     2.09
                                                    ==========        ==========

See accompanying notes.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries
               Consolidated Statements of Comprehensive Operations

                                                              Year Ended September 30,
                                                              2003               2002
                                                           -----------       -----------
Net income                                                 $ 3,380,930       $ 2,462,765

Other comprehensive income, net of tax:
     Unrealized gains arising during the period,
        net of tax effect of $(1,015,052) and $83,756
        for the years ended September 30, 2003
        and 2002, respectively                              (1,664,367)          105,997
                                                           -----------       -----------

Comprehensive income                                       $ 1,716,563       $ 2,568,762
                                                           ===========       ===========

See accompanying notes.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries
           Consolidated Statements of Changes in Stockholders' Equity

                                                                                                       Accumulated
                                                                                                          Other
                                  Number of                          Additional         Retained      Comprehensive
                                    Shares         Common Stock   Paid-in Capital       Earnings      Income (Loss)
                                 ------------      ------------     ------------      ------------    -------------
Balance at September
   30, 2001                         1,321,128      $     15,605     $ 14,585,071      $ 25,602,497     $     87,391
Net income                                 --                --               --         2,462,765               --
Release of 13,848
   ESOP shares                             --                --          226,220                --               --
Shares issued for
   incentive plan                      11,235                --          (26,430)               --               --
Options exercised                       7,803                --          (47,305)               --               --
Purchase of treasury
  stock                              (162,180)               --               --                --               --
Tax benefit from stock
   options                                 --                --           47,887                --               --
Change in net unrealized
   depreciation on
   investments available
   for sale (net of deferred
   and current income
   taxes of $83,756)                       --                --               --                --          105,997
                                 ------------      ------------     ------------      ------------     ------------
Balance at September
   30, 2002                         1,177,986            15,605       14,785,443        28,065,262          193,388
Net income                                 --                --               --         3,380,930               --
Release of 8,320 ESOP
   shares                                  --                --          212,084                --               --
Shares issued for
   incentive plan                       8,114                --           24,952                --               --
Purchase of treasury
   stock                             (101,332)               --               --                --               --
Change in net unrealized
   depreciation on
   investments available
   for sale (net of deferred
   and current income
   taxes of $1,015,052)                    --                --               --                --       (1,664,367)
                                 ------------      ------------     ------------      ------------     ------------
Balance at September
   30, 2003                         1,084,768      $     15,605     $ 15,022,479      $ 31,446,192     $ (1,470,979)
                                 ============      ============     ============      ============     ============


                                                                        Employee Stock         Total
                                                                           Ownership       Stockholders'
                                    Treasury Stock    Incentive Plan       Plan Loan          Equity
                                    -------------     -------------     --------------     -------------
Balance at September
   30, 2001                          $ (3,851,845)     $ (1,173,175)     $ (1,199,722)     $ 34,065,822
Net income                                     --                --                --         2,462,765
Release of 13,848
   ESOP shares                                 --                --            47,696           273,916
Shares issued for
   incentive plan                              --           211,105                --           184,675
Options exercised                         175,567                --                --           128,262
Purchase of treasury
  stock                                (3,791,955)               --                --        (3,791,955)
Tax benefit from stock
   options                                     --                --                --            47,887
Change in net unrealized
   depreciation on
   investments available
   for sale (net of deferred
   and current income
   taxes of $83,756)                           --                --                --           105,997
                                     ------------      ------------      ------------      ------------
Balance at September
   30, 2002                            (7,468,233)         (962,070)       (1,152,026)       33,477,369
Net income                                     --                --                --         3,380,930
Release of 8,320 ESOP
   shares                                      --                --            49,142           261,226
Shares issued for
   incentive plan                              --           152,462                --           177,414
Purchase of treasury
   stock                               (3,074,801)               --                --        (3,074,801)
Change in net unrealized
   depreciation on
   investments available
   for sale (net of deferred
   and current income
   taxes of $1,015,052)                        --                --                --        (1,664,367)
                                     ------------      ------------      ------------      ------------
Balance at September
   30, 2003                          $(10,543,034)     $   (809,608)     $ (1,102,884)     $ 32,557,771
                                     ============      ============      ============      ============

See accompanying notes.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries
                      Consolidated Statements of Cash Flows

                                                                Year Ended September 30,
                                                               2003                2002
                                                            ------------      ------------
Operating Activities

Net income                                                  $  3,380,930      $  2,462,765
Adjustments to reconcile net income to net cash
   provided (used) by operating activities:
     Depreciation                                                306,321           312,661
     Provision for losses                                        195,000                --
     Incentive plan shares issued                                177,414           184,675
     (Gain) on sales of investments and mortgage-
         backed securities                                    (2,465,339)       (1,738,830)
     Net (gain) on sales on loans                                (76,581)          (79,623)
     (Decrease) in deferred loan origination fees                 (5,234)          (13,150)
     Amortization of (discounts) on investments,
        mortgage-backed securities and loans                    (145,724)         (488,405)
     (Increase) decrease in accrued interest receivable         (177,014)          201,344
     (Increase) in prepaid and other assets                     (900,435)          (70,889)
     (Increase) decrease in deferred tax asset                  (356,470)           46,659
     (Decrease) in accrued interest payable                     (147,319)         (334,540)
     (Decrease) in accounts payable and accrued
         expenses                                                (20,069)       (4,854,687)
     Increase (decrease) in other liabilities                  1,306,091        (1,929,070)
     Origination of loans held for sale                      (12,336,930)       (7,780,691)
     Proceeds from sales of trading securities                18,207,707        14,429,631
     Purchases of trading securities                         (18,059,488)      (14,541,042)
     Proceeds from sales of loans held for sale               12,539,311         7,850,314
                                                            ------------      ------------
Net cash provided (used) by operating activities               1,422,171        (6,342,878)
                                                            ------------      ------------

                           DutchFork Bancshares, Inc.
                                and Subsidiaries
                Consolidated Statements of Cash Flows (continued)

                                                              Year Ended September 30,
                                                             2003                2002
                                                         -------------      -------------
Investing Activities

Investment in bank-owned life insurance                     (4,503,000)                --
Principal payments on mortgage-backed securities            58,331,747        111,233,979
Purchases of available-for-sale securities                (238,966,534)      (214,362,400)
Proceeds from sales of available-for-sale securities       147,977,655        140,606,777
Net decrease in loans receivable                             3,435,592         11,405,379
Purchases of premises, furniture and equipment                (116,262)          (100,734)
                                                         -------------      -------------
Net cash provided (used) by investing activities           (33,840,802)        48,783,001
                                                         -------------      -------------

Financing Activities

Net  increase (decrease) in deposit accounts                (5,861,166)         2,032,318
Proceeds from Federal Home Loan Bank advances               20,000,000                 --
Payments on Federal Home Loan Bank advances and
   other borrowings                                                 --        (25,000,000)
Proceeds from other borrowings                             206,134,975         48,625,000
Repayments of other borrowings                            (203,521,953)       (48,625,000)
Release of ESOP shares                                         261,226            273,916
Exercise of stock options                                           --            128,262
Purchase of treasury stock                                  (3,074,801)        (3,791,955)
Increase (decrease) in advances from borrowers for
   taxes and insurance                                           3,361            (17,494)
                                                         -------------      -------------
Net cash provided (used) by financing activities            13,941,642        (26,374,953)
                                                         -------------      -------------
Net increase (decrease) in cash and cash equivalents       (18,476,989)        16,065,170
Cash and cash equivalents at beginning of year              21,130,629          5,065,459
                                                         -------------      -------------
Cash and cash equivalents at end of year                 $   2,653,640      $  21,130,629
                                                         =============      =============

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:
      Interest                                           $   5,465,122      $   7,974,524
      Taxes                                              $          --      $   2,772,638
      Gain on disposition of land                        $   1,080,479                 --

See accompanying notes.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries
                   Notes to Consolidated Financial Statements

                     Years Ended September 30, 2003 and 2002

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

      (j) Premises and Equipment

      Land is carried at cost. Bank premises and equipment are carried at cost, less accumulated depreciation computed principally by the straight-line method.

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

      Derivatives Used for Risk Management. The Bank has adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (as amended by SFAS No. 138 and SFAS No. 149, which amended SFAS No. 133), which establishes accounting and reporting standards for derivatives and hedging activities.

      Under SFAS 133, 138 and 149, the Bank may designate a derivative as either a hedge of the fair value of a recognized fixed rate asset or liability or an unrecognized firm commitment ("fair value" hedge), or a hedge of a forecasted transaction or of the variability of future cash flows of a floating rate asset or liability ("cash flow" hedge). All derivatives are recorded as assets or liabilities on the balance sheet at their respective fair values with unrealized gains and losses recorded either in comprehensive income or in the results of operations, depending on the purpose for which the derivative is held.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

1.    Organization and Summary of Significant Accounting Policies (continued)

      (k) Financial Instruments (continued)

      Changes in fair value of a derivative that is designated and qualifies as a fair value hedge, along with the gain or loss on the hedged asset or liability that is attributable to the hedged risk, are recorded as other fee income in the results of operations. To the extent of the effectiveness of a hedge, changes in the fair value of a derivative that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income. For all hedge relationships, ineffectiveness resulting from differences between the change in fair value or cash flows of the hedged item and changes in fair value or the derivative are recognized as other fee income in the results of operations. The net interest settlement on derivatives designated as fair value or cash flow hedges is treated as an adjustment to the interest income or interest expense of the hedged assets or liabilities.

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

      The Bank discontinues hedge accounting prospectively when either it is determined that that the derivative is no longer highly effective in offsetting changes in the fair value of a hedged item; the derivative expires or is sold, terminated or exercised; the derivative is de-designated because it is unlikely that a forecasted transaction will occur; or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

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

      (n) Reclassifications

      Certain 2003 amounts have been reclassified to conform with 2002 classifications.

      (o) Marketing Expenses

      The Bank expenses the cost of marketing as incurred. Marketing expenses totaled $82,095 and $111,711 for the years ended September 30, 2003 and 2002, respectively.

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

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

1.    Organization and Summary of Significant Accounting Policies (continued)

      (q) Comprehensive Income

      Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on securities available for sale, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. Currently the Company's only component of Comprehensive Income (Loss) is its unrealized gains (losses) on securities available for sale.

      (r) Transfers of Financial Assets

      Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

2.    Cash and Cash Equivalents

      Cash and cash equivalents are as follows:

                                                          At September 30,
                                                         2003            2002
                                                     -----------     -----------
      Cash and due from banks                        $ 1,683,334     $ 3,843,983
      Interest bearing deposits                          970,306      17,286,646
                                                     -----------     -----------
                                                     $ 2,653,640     $21,130,629
                                                     ===========     ===========

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

3.    Investments and Mortgage-Backed Securities

      Securities Available-for-Sale - The amortized cost, gross unrealized gains, gross unrealized losses and fair values of securities available for sale consisted of the following:

                                                          At September 30, 2003
                                      ---------------------------------------------------------------
                                                          Gross             Gross
                                        Amortized       Unrealized       Unrealized          Fair
                                          Cost             Gains            Losses           Value
                                      ------------     ------------     ------------     ------------
Bonds and notes:
  US government and agency
     securities                       $ 11,798,879     $                $     20,340     $ 11,778,539
  Corporate bonds                       22,086,746            7,021          946,501       21,147,266
                                      ------------     ------------     ------------     ------------
    Total bonds and notes               33,885,625            7,021          966,841       32,925,805
                                      ------------     ------------     ------------     ------------
Equity securities:
  Mutual funds                             982,212               --          113,335          868,877
  Preferred stock                      106,309,766          612,582        1,814,418      105,107,930
  Stock in Federal Home Loan Bank        2,750,000               --               --        2,750,000
  Other                                     71,085          127,865               --          198,950
                                      ------------     ------------     ------------     ------------
    Total equity securities            110,113,063          740,447        1,927,753      108,925,757
                                      ------------     ------------     ------------     ------------
Total investments                     $143,998,688     $    747,468     $  2,894,594     $141,851,562
                                      ============     ============     ============     ============

Mortgage-backed securities:
  Government guaranteed               $ 19,117,095     $  1,043,337     $  1,251,751     $ 18,908,681
                                      ------------     ------------     ------------     ------------
Total mortgage-backed securities      $ 19,117,095     $  1,043,337     $  1,251,751     $ 18,908,681
                                      ============     ============     ============     ============

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

3.    Investments and Mortgage-Backed Securities (continued)

                                                         At September 30, 2002
                                      -----------------------------------------------------------
                                                          Gross          Gross
                                       Amortized       Unrealized      Unrealized        Fair
                                          Cost            Gains          Losses          Value
                                      -----------     -----------     -----------     -----------
Bonds and notes:
  US government and agency
     securities                       $ 1,518,968     $    11,032     $        --     $ 1,530,000
  Corporate bonds                      16,337,243         913,041          25,613      17,224,671
                                      -----------     -----------     -----------     -----------
    Total bonds and notes              17,856,211         924,073          25,613      18,754,671
                                      -----------     -----------     -----------     -----------
Equity securities:
  Mutual funds                            982,212              --         103,326         878,886
  Preferred stock                      39,588,361         360,687         495,170      39,453,878
  Stock in Federal Home Loan Bank       3,000,000              --              --       3,000,000
  Other                                    71,085          51,326              --         122,411
                                      -----------     -----------     -----------     -----------
    Total equity securities            43,641,658         412,013         598,496      43,455,175
                                      -----------     -----------     -----------     -----------
Total investments                     $61,497,869     $ 1,336,086     $   624,109     $62,209,846
                                      ===========     ===========     ===========     ===========

Mortgage-backed securities:
  Government guaranteed               $61,622,723     $   909,251     $ 1,297,347     $61,234,627
  Private issues                        3,393,000              --              --       3,393,000
                                      -----------     -----------     -----------     -----------
Total mortgage-backed securities      $65,015,723     $   909,251     $ 1,297,347     $64,627,627
                                      ===========     ===========     ===========     ===========

Securities Held to Maturity - The amortized cost, gross unrealized gains, gross unrealized losses and fair value of securities held to maturity consisted of the following:

                                                At September 30, 2003
                                -------------------------------------------------------
                                                  Gross         Gross
                                 Amortized     Unrealized     Unrealized       Fair
                                   Cost           Gains         Losses         Value
                                ----------     ----------     ----------     ----------
Equity securities:
     Other                      $   50,000     $       --     $       --     $   50,000
                                ----------     ----------     ----------     ----------

Mortgage-backed securities:
     Government guaranteed       1,355,226         13,375            277      1,368,324
                                ----------     ----------     ----------     ----------
                                $1,405,226     $   13,375     $      277     $1,418,324
                                ==========     ==========     ==========     ==========

                                                 At September 30, 2002
                                -------------------------------------------------------
                                                  Gross         Gross
                                 Amortized     Unrealized     Unrealized       Fair
                                   Cost           Gains         Losses         Value
                                ----------     ----------     ----------     ----------
Equity securities:
     Other                      $   50,000     $       --     $       --     $   50,000
                                ----------     ----------     ----------     ----------

Mortgage-backed securities:
     Government guaranteed       2,835,439         44,499             --      2,879,938
                                ----------     ----------     ----------     ----------
                                $2,885,439     $   44,499     $       --     $2,929,938
                                ==========     ==========     ==========     ==========

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

3.    Investments and Mortgage-Backed Securities (continued)

      The market value of municipal securities and other securities is not readily determinable, but approximates cost.

      At September 30, 2003, investments with a book value of approximately $1,121,000 were pledged as collateral for various deposits, and investments with a book value of $13,264,020 were pledged as collateral on Federal Home Loan Bank advances. At September 30, 2002, investments with a book value of approximately $8,879,000 were pledged as collateral on various deposits, and investments with a book value of $35,473,475 were pledged as collateral on Federal Home Loan Bank advances.

      Gross realized gains and gross realized losses on sales of available-for-sale securities were $2,544,934 and $79,595, respectively for the year ended September 30, 2003. For the year ended September 30, 2002, gross realized gains were $1,743,006 and realized losses were $4,176.

      Mortgage-backed securities are deemed to be due in the final year of maturity. The scheduled maturities of securities were as follows:

                                                        At September 30, 2003
                                     ------------------------------------------------------------
                                     Held-to-Maturity Securities    Available-for-Sale Securities
                                     ---------------------------    -----------------------------
                                      Amortized         Fair          Amortized           Fair
                                        Cost            Value           Cost              Value
                                     -----------     -----------     -----------      -----------
      Due in one year or less        $        --     $        --     $10,778,384      $10,778,383
      Due from one to five years              --              --       6,239,225        5,925,745
      Due from five to ten years              --              --         487,699          480,391
      Due after ten years              1,355,226       1,368,324      35,497,412       34,649,967
                                     -----------     -----------     -----------      -----------
                                     $ 1,355,226     $ 1,368,324     $53,002,720      $51,834,486
                                     ===========     ===========     ===========      ===========

                                                        At September 30, 2002
                                     ------------------------------------------------------------
                                     Held-to-Maturity Securities    Available-for-Sale Securities
                                     ---------------------------    -----------------------------
                                      Amortized         Fair          Amortized           Fair
                                        Cost            Value           Cost              Value
                                     -----------     -----------     -----------      -----------
      Due in one year or less        $        --     $        --     $        --      $        --
      Due from one to five years              --              --      10,906,615       10,881,002
      Due from five to ten years              --              --              --               --
      Due after ten years              2,835,439       2,879,938      71,965,319       72,501,296
                                     -----------     -----------     -----------      -----------
                                     $ 2,835,439     $ 2,879,938     $82,871,934      $83,382,298
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

      The Bank, as a member of the Federal Home Loan Bank of Atlanta, is required to acquire and hold shares of capital stock in the Federal Home Loan Bank of Atlanta in an amount equal to the greater of (i) 1.0% of the aggregate outstanding principal amount of residential mortgage loans, home purchase contracts and similar obligations at the beginning of each year, or (ii) 1/20th of its advances (borrowings) from the Federal Home Loan Bank of Atlanta. The Bank is in compliance with this requirement with an investment in Federal Home Loan Bank of Atlanta stock of $2,750,000 at September 30, 2003.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

4.    Loans Receivable

      Loans receivable consisted of the following:

                                                           At September 30,
                                                        2003             2002
                                                     -----------     -----------
      Commercial real estate                         $10,966,123     $11,317,431
      Commercial-other                                 8,719,151       8,475,251
      Real estate construction                           811,000       3,493,438
      Residential mortgage - 1-4 family               25,192,999      23,235,465
      Second mortgage loans, home equity
         loans and lines of credit                     5,671,360       5,134,424
      Multi-family                                       812,001         879,028
      Consumer loans                                   7,064,593      10,345,765
                                                     -----------     -----------
                                                      59,237,227      62,880,802
                                                     -----------     -----------
      Less:
      Allowance for losses                               400,892         424,322
      Loans in process                                   464,996         745,270
      Deferred loan origination fees, net                    283           5,514
                                                     -----------     -----------
                                                         866,171       1,175,106
                                                     -----------     -----------
      Loans receivable, net                          $58,371,056     $61,705,696
                                                     ===========     ===========

      The Bank's loan portfolio consists principally of adjustable rate residential first mortgage loans to individuals and to builders of single family homes in South Carolina, primarily in Newberry County.

      Loans receivable at September 30, 2003 and 2002 included $151,200 and $277,000 of loans held for sale, respectively.

      Mortgage loans include $472,048 and $583,000 representing participating interests in loans originated and serviced by other financial institutions as of September 30, 2003 and 2002, respectively.

      Non-accrual loans are as follows:

                                                            At September 30,
                                                          2003           2002
                                                       ----------     ----------
      Non-accrual loans                                $  549,573     $  770,880
                                                       ==========     ==========
      Interest income which would
         have been recognized under
         original terms                                $   30,455     $   70,813
      Interest income recognized                           17,660         56,458
                                                       ----------     ----------
      Interest income not recognized                   $   12,795     $   14,355
                                                       ==========     ==========

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

4.    Loans Receivable (continued)

      Mortgage loans at September 30, 2003 and 2002 are net of participations and whole loans sold and serviced for others in the amounts of $958,335 and $1,805,349, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts and disbursing payments to investors. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees. Custodial escrow balances maintained in connection with loans serviced for others were $5,574 and $17,032 at September 30, 2003 and 2002, respectively.

      Changes in the allowance for losses are summarized as follows:

                                                  Year Ended       Year Ended
                                                 September 30,    September 30,
                                                     2003             2002
                                                 -------------    -------------
      Beginning balance                            $ 424,322        $ 634,518
      Provision for losses                           195,000               --
      Charge-offs                                   (251,880)        (235,103)
      Recoveries                                      33,450           24,907
                                                   ---------        ---------
      Ending balance                               $ 400,892        $ 424,322
                                                   =========        =========

      Restructured loans totaled approximately $173,082 and $364,134 at September 30, 2003 and 2002, respectively.

      The Bank is not committed to lend additional funds to debtors whose loans have been modified.

      Loan activity for loans to executive officers and directors was as follows:

                                                  Year Ended       Year Ended
                                                 September 30,    September 30,
                                                     2003             2002
                                                 -------------    -------------
      Balance, beginning of period                 $ 426,106        $ 547,707
      New loans                                       52,296           18,401
      Repayments (net of advances)                   (25,571)        (140,002)
                                                   ---------        ---------
      Balance, end of period                       $ 452,831        $ 426,106
                                                   =========        =========

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

5.    Premises, Furniture, and Equipment

      Premises, furniture and equipment are summarized as follows:

                                                         At September 30,
                                                        2003             2002
                                                     ----------       ----------

      Land                                           $  859,231       $1,275,748
      Buildings and improvements                      2,717,172        2,717,172
      Furniture and equipment                         1,585,072        1,468,810
                                                     ----------       ----------
                                                      5,161,475        5,461,730
      Less accumulated depreciation                   1,982,047        1,675,725
                                                     ----------       ----------

      Premises, furniture and
            equipment, net                           $3,179,428       $3,786,005
                                                     ==========       ==========

      Depreciation expense for the years ended September 30, 2003 and 2002 was $306,321 and $312,661, respectively.

6.    Deposit Accounts

      The following is a comparative summary of deposits and interest rates by type:

                                                        At September 30,
                                                     2003              2002
                                                 ------------      ------------
      NOW and money market:
         0.00% to 1.00%                          $ 33,592,634      $ 31,330,549
                                                 ------------      ------------
      Savings: 0.25% to 0.75%                      18,978,211        17,592,590
                                                 ------------      ------------
      Certificates of deposit:
         0.00% to 2.00%                            61,427,725        12,459,560
         2.01% to 4.00%                            26,186,690        79,198,855
         4.01% to 5.00%                             2,528,348         5,828,005
         5.01% to 6.00%                               582,107         1,531,593
         6.01% to 7.00%                                21,078         1,207,633
         7.01% to 8.00%                               112,263           141,437
                                                 ------------      ------------
      Total certificates of
         deposit                                   90,858,211       100,367,083
                                                 ------------      ------------
      Total deposit accounts                     $143,429,056      $149,290,222
                                                 ============      ============

      Weighted average interest rate
         of NOW and money market
         accounts                                        0.36%             0.85%
                                                         ====              ====

      The aggregate amount of short-term CD's with a minimum denomination of $100,000 was approximately $31.8 million and $34.6 million at September 30, 2003 and 2002, respectively. Non-interest bearing deposits were not material at September 30, 2003 and 2002. Deposits in excess of $100,000 are not insured. The Bank did not have any brokered deposits.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

6.    Deposit Accounts (continued)

      The scheduled maturities of certificates of deposit at September 30, 2003 are as follows:

        2004                                                   $78,600,621
        2005                                                     8,652,126
        2006                                                     2,258,911
        2007                                                       883,403
        2008                                                       454,352
        Thereafter                                                   8,798
                                                               -----------
      Total certificates of deposit                            $90,858,211
                                                               ===========

7.    Federal Home Loan Bank Advances

      The Bank has an agreement for advances and security agreement with blanket floating lien with the Federal Home Loan Bank (FHLB). Advances are collateralized by the Bank's investment in stock in the FHLB, certain wholly owned first mortgage loans on 1-4 family dwelling that have not been delinquent 30 days or more during the most recent twelve month period, and certain investments. Loans of $34,803,000 and investments with a book value of $58,533,958 collateralized the advances at September 30, 2003. At September 30, 2002, loans of $24,837,647 and investments of $35,473,475 collateralized these advances.

      Advances from the FHLB consisted of the following:

                                                          At September 30,
                                                      2003               2002
                                                   -----------      -----------
      Contractual Maturity
      Within one year- adjustable rate             $20,000,000      $        --
      2008-fixed rate                               10,000,000       10,000,000
      2010-fixed rate                               25,000,000       25,000,000
                                                   -----------      -----------
                                                   $55,000,000      $35,000,000
                                                   ===========      ===========
      Weighted average rate                               4.10%            5.73%
                                                          ====             ====

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

8.    Other Borrowings

      Federal funds and other borrowings generally mature within one to four days of the transaction date. No securities have been pledged to collateralize other borrowings since September 15, 1998.

      Information concerning federal funds and other borrowings is summarized as follows:

                                                    Year Ended September 30,
                                                     2003              2002
                                                  -----------      -----------
      Average balance during the period           $ 1,034,658      $   952,184
      Average interest rate during the period            4.84%            1.97%
      Average interest rate at end of period               --               --
      Maximum month end balances                  $24,520,000      $19,335,000

      At September 30, 2003, the Company had a $12.5 million unsecured credit facility with a third party financial institution. At September 30, 2003, there was no outstanding balance under this credit facility.

9.    Income Taxes

      The Company and subsidiaries file consolidated federal income tax returns on a fiscal year basis.

      Income tax expense is summarized as follows:

                                                        Year Ended September 30,
                                                           2003           2002
                                                        ---------      ---------
      Current                                           $ 635,296      $ 560,666
      Deferred                                           (356,470)       130,298
                                                        ---------      ---------
                                                        $ 278,826      $ 690,964
                                                        =========      =========

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

9.    Income Taxes (continued)

      Income taxes differed from amounts computed by applying the statutory federal rate (34%) to income before income taxes as follows:

                                                    Year Ended September 30,
                                                      2003             2002
                                                  -----------       -----------

      Tax at federal income tax rate              $ 1,244,317       $ 1,072,268
      Increase (decrease) resulting from:
         Effect of nontaxable dividends              (809,850)         (462,297)
         Non-cash contributions                      (264,384)               --
         State income tax expense, net
            of federal tax benefit                     36,752            48,146
         Other, net                                    71,991            32,847
                                                  -----------       -----------
      Total                                       $   278,826       $   690,964
                                                  ===========       ===========

      Effective tax rate                                 7.62%             21.9%
                                                         ====              ====

      The tax effects of significant items comprising the Company's net deferred tax asset as of September 30 are as follows:

                                                                        2003             2002
                                                                    -----------      -----------
      Deferred tax assets:
         Differences between book and tax basis of bad debt
            reserves                                                $   118,479      $   147,839
         Differences between book and tax basis of investments          500,210          599,258
         Nondeductible contributions                                    435,934               --
         Deferred compensation for Directors                             76,000           76,000
         Supplemental executive retirement plan                          39,088               --
         Stock incentive compensation plan                              103,468          104,822
         Other                                                           55,016           13,285
                                                                    -----------      -----------
      Total deferred tax assets                                       1,328,195          941,204
         Valuation allowance                                                 --               --
                                                                    -----------      -----------
         Net deferred tax assets                                      1,328,195          941,204
                                                                    -----------      -----------
      Deferred tax liabilities:
         Differences between book and tax basis of Federal Home
            Loan Bank stock                                            (112,692)        (112,692)
         Deferred gain on sale of branch real estate                    (70,683)         (70,683)
         Differences between book and tax basis of property            (208,198)        (177,677)
                                                                    -----------      -----------
      Total deferred tax liabilities                                   (391,573)        (361,052)
                                                                    -----------      -----------
      Net deferred tax asset                                        $   936,622      $   580,152
                                                                    ===========      ===========

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

9.    Income Taxes (continued)

      During the years ended September 30, 2003 and 2002, income taxes (benefits) of $(1,015,552) and $83,756, respectively, were allocated to the change in retained earnings for the tax effects of unrealized gains and losses on assets available for sale.

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

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

10.   Commitments (continued)

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

      Most of the Bank's business activity is with customers in South Carolina. As of September 30, 2003 and 2002, the Bank had no significant concentrations of credit risk in its loan portfolio.

      The Bank had commitments outstanding to originate loans (excluding undisbursed portion of loans in process) as follows:

                                         September 30, 2003   September 30, 2002
                                         ------------------   ------------------
              Variable rate                   $893,000             $198,000
              Fixed rate (at 2.81%)            508,250              100,600

      Lines of credit extended to borrowers amounted to approximately $21,609,098, of which $9,616,406 was undisbursed at September 30, 2003.

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

The Bank's actual capital amounts and ratios are presented in the following table:

                                                                                                  To Be Well
                                                                                                 Capitalized
                                                                           Minimum                For Prompt
                                                                         For Capital             Corrective
                                                                          Adequacy                  Action
                                                  Actual                  Purposes                Provisions
                                            ------------------       ------------------      ------------------
                                            Ratio       Amount       Ratio       Amount      Ratio       Amount
                                            -----       ------       -----       ------      -----       ------
                                                                 (dollars in thousands)
September 30, 2003
Newberry Federal Savings Bank
  Tangible capital                         13.68%       $ 32,398      2.00%    $   4,738        N/A          N/A
  Core capital                             13.68%       $ 32,398      4.00%    $   9,476      5.00%     $ 11,845
  Risk-based capital                       18.76%       $ 32,679      8.00%    $  13,815     10.00%     $ 17,269

September 30, 2002
Newberry Federal Savings Bank
  Tangible capital                         14.76%       $ 32,251      2.00%    $   4,369        N/A          N/A
  Core capital                             14.76%       $ 32,251      4.00%    $   8,738      5.00%     $ 10,923
  Risk-based capital                       28.44%       $ 32,658      8.00%    $   9,072     10.00%     $ 11,341

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

11.   Regulatory Capital Requirements (continued)

      A reconciliation of capital under generally accepted accounting principles
      (GAAP) to tangible, core and risk-based capital is as follows:

                                                            (in thousands)
                                                            At September 30,
                                                           2003          2002
                                                         --------      --------
GAAP capital                                             $ 30,965      $ 32,868
Investment in subsidiary                                      (34)         (424)
Unrealized losses (gains) on
  available-for-sale securities                             1,467          (193)
                                                         --------      --------
Core and tangible capital                                  32,398        32,251
Unrealized losses (gains) on
  available-for-sale securities                                --           103
Allowance for loan and lease losses                           401           424
Equity investments                                           (120)         (120)
                                                         --------      --------
Risk-based capital                                       $ 32,679      $ 32,658
                                                         ========      ========

12.   Fair Value of Financial Instruments

      The following tables set forth the fair value of the Company's financial and nonfinancial instruments (in thousands):

                                                           At September 30,
                                                   2003                       2002
                                           ---------------------     ---------------------
                                           Carrying      Fair        Carrying       Fair
                                            Value        Value        Value        Value
                                           --------     --------     --------     --------
Financial instruments:
      Assets:
       Cash and cash equivalents           $  2,654     $  2,654     $ 21,131     $ 21,131
       Investments and mortgage-backed
          securities                        162,165      162,178      129,723      129,767
       Loans receivable                      58,371       58,414       61,706       62,060
      Accrued interest receivable             1,037        1,037          860          860
      Liabilities:
      Deposit accounts:
         Demand deposits and passbook
             accounts                        52,571       52,571       48,924       48,924
         Certificates of deposit             90,858       91,646      100,367      100,735
       FHLB advances                         55,000       59,600       35,000       35,000
       Other borrowings                       2,613        2,613           --           --
       Advances from borrowers for
           taxes and insurance                   62           62           59           59

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

      The information presented is based on pertinent information available to management as of September 30, 2003. Although management is not aware of any factors, other than changes in interest rates, that would significantly affect the estimated fair values, the current estimated fair value of these instruments may have changed significantly since then.

13.   Employee Benefit Plans

      Pension Plan

      During the year ended September 30, 2000, the Company transferred the assets and liabilities of its defined benefit pension plan to a multiple-employer defined benefit pension plan covering substantially all employees. Separate actuarial valuations are currently not available for each participating employer, nor are plan assets segregated. Pension expense was $138,702 and $213,027 for the years ended September 30, 2003, and 2002, respectively.

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

      The options will enable the recipient to purchase stock at the exercise price above. The options vest over five years following the date of grant and are exercisable for up to 10 years. During the year ended September 30, 2002, options for 7,803 shares were exercised by the estate of a deceased director. No options were exercised during the year ended September 30, 2003.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

13.   Employee Benefit Plans (continued)

      Stock option transactions for the years ended September 30, 2003 and 2003 are summarized as follows:

                                                                    Weighted
                                                                     Average
                                                      Shares      Exercise Price
                                                      ------      --------------
      Outstanding, October 1, 2001                   109,240         $16.4375
           Granted                                        --               --
           Exercised                                  (7,803)         16.4375
                                                    --------

      Outstanding, October 1, 2002                   101,437          16.4375
           Granted                                        --               --
           Exercised                                      --               --
                                                    --------

      Outstanding, September 30, 2003                101,437         $16.4375
                                                    ========         ========

      Exercisable at September 30, 2003              101,437         $16.4375
                                                    ========         ========

      The restricted stock awards do not require any payment by the recipient and vest over five years following the date of the award. The Company funded the restricted stock awards with Treasury Stock. Amortization of the awards resulted in a charge to compensation and benefit expense of $140,438 and $240,412 for the year ended September 30, 2003 and 2002, respectively.

      On February 20, 2002, 11,235 shares of the restricted stock awards were issued with a value of $184,675 at the grant date and on February 20, 2003, 8,114 shares were issued with a value of $133,374 at the grant date.

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

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

13.   Employee Benefit Plans (continued)

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

      The following summarizes pro-forma data in accordance with SFAS 123:

                                                   Year Ended September 30,
                                                  ---------------------------
                                                     2003             2002
                                                  -----------     -----------
      Net income, pro-forma                       $ 3,022,655     $ 2,104,490
      Basic earnings/loss per common share,
         pro-forma                                $      2.95     $      1.86
      Diluted earnings/loss per common share,
         pro-forma                                $      2.79     $      1.79

      The assumptions used in estimating compensation cost on a pro-forma basis were: dividend yield of 0%, expected life of six years, volatility of near 15% and risk-free interest rate of 6%.

      401(k) Plan

      The Bank also maintains an Employee Savings Plan for all employees, qualified under Section 401(k) of the Internal Revenue Code. The Bank matches 100% of the first 5% of earned compensation consisting of regular wages and overtime payments. The Bank's contributions to the 401(k) plan were $71,561 and $67,218 for the years ended September 30, 2003 and 2002, respectively.

      Other

      The Company has entered into employment agreements with certain executives. The employment agreements were effective in connection with the completion of the Bank's conversion to stock form and continue for a three-year term initially, and are renewable annually. The agreements provide for a base salary (to be reviewed annually) and certain other fringe benefits.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

13.   Employee Benefit Plans (continued)

      Under the employment agreements, if voluntary or involuntary termination follows a change in control of the Bank or DutchFork Bancshares, Inc., the executives or, if they die, their beneficiaries, would be entitled to a severance payment equal three times the average of the five preceding taxable years' annual compensation. If a change in control occurred, the total amount of payments due under the agreements, based on the executives' 2002 cash compensation and without regard to future base salary adjustments or bonuses and excluding any benefits under any employee benefit plan which may be payable, would be approximately $1.7 million.

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

      Entering into interest-rate swap agreements involves not only the risk of dealing with counterparties and their ability to meet the terms of the contracts but also the interest-rate risk associated with unmatched positions. Notional principal amounts often are used to express the volume of these transactions, but the amounts potentially subject to credit risk are much smaller. The costs of floors and caps is changed to expense over the term of the contract. In addition, any gain or loss on the value of the contract is recognized in earnings currently.

      At September 30, 2003, the Bank had entered into an interest rate floor agreement with a notional amount of $25 million with an interest rate floor on the 1-month LIBOR of 2.50% expiring on October 9, 2003 to protect the rate paid on certain borrowings from the Federal Home Loan Bank. In addition, the Bank has entered into interest rate cap agreements to protect assets and liabilities from the negative effects in the event of an increasing rate environment. The total notional amount of all the interest rate cap agreements is $110 million. The agreements provide for a payment to the Bank to pay the difference between the cap rate of interest and the market rate of interest. The agreements are summarized as follows:

          Expiration Date      Notional Amount      Cap Rate          Index
          ---------------      ---------------      --------     ---------------
          March 18, 2005        $ 25 million          7.00%       1-month LIBOR
          November 15, 2004     $ 40 million          3.50%       1-month LIBOR
          November 15, 2004     $ 20 million          3.00%       1-month LIBOR
          March 18, 2005        $ 25 million          7.00%       1-month LIBOR

      Payments received under the agreements are treated as an adjustment of interest income or expense. The Bank's exposure to credit risk is limited to the ability of the counterparty to make potential future payments to the Bank that are required pursuant to the agreements. The Bank's exposure to market risk of loss is limited to the market value of the floors and caps. At September 30, 2003 and 2002, the market value of the floors and cap related to the interest rate agreements amounted to $96,000 and $286,000, respectively. The Bank received payments under these agreements of $282,282 and $129,294 in the years ended September 30, 2003 and 2002, respectively. Expense related to these agreements was $522,168 and $381,122 for the years ended September 30, 2003 and 2002, respectively. Any gain or loss on the value of these contracts is recognized in earnings on a current basis.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

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

      The Company makes contributions to the ESOP equal to the ESOP's debt service, less any dividends received by the ESOP. The ESOP shares were initially pledged as collateral for the debt, which is due to the Company. As the debt is repaid, shares are released from the collateral and allocated to active employees, based on the proportion of debt service paid in the year. The Company accounts for its ESOP in accordance with Statement of Position 93-6. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings-per-share (EPS) computations. ESOP compensation expense was $261,226 and $273,916 for the years ended September 30, 2003 and 2002, respectively. The ESOP shares as of September 30, 2003 were as follows:

            Allocated shares                              27,040
            Unreleased shares                             97,804
                                                      ----------
                                                         124,844
                                                      ==========
            Fair value of unreleased shares
               at September 30, 2003                  $3,569,846
                                                      ==========

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

19.   Net Income Per Share

      Earnings per share is based upon the weighted average number of shares outstanding excluding ESOP shares not released and incentive plan shares not released. The following reconciles the numerator and denominator of the basic and diluted earnings per share computation:

                                                          Year Ended September 30,
                                                          -------------------------
                                                             2003           2002
                                                          ----------     ----------
      Basic EPS computation:
           Numerator                                      $3,380,930     $2,462,765

           Denominator:
               Weighted average common shares
                  outstanding                              1,022,804      1,133,702
                                                          ----------     ----------

           Basic EPS                                      $     3.31     $     2.17
                                                          ==========     ==========

      Diluted EPS computation:
           Numerator                                      $3,380,930     $2,462,765

           Denominator:
               Weighted average common shares
                   outstanding                             1,022,804      1,133,702
              Dilutive securities:
               Stock options - treasury stock method          46,244         32,095
               Incentive plan - treasury stock method         12,534         10,857
                                                          ----------     ----------
                                                           1,081,582      1,176,654
                                                          ----------     ----------

           Diluted EPS                                    $     3.13     $     2.09
                                                          ==========     ==========

      The average market prices used in calculating the assumed number of shares issued for the years ended September 30, 2003 and 2002 were $30.21 and $23.30 per share, respectively.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

20.   Supplemental Executive Retirement Plan

      The Company has a Supplemental Executive Retirement Plan to provide for supplemental benefits with respect to the employee stock ownership plan benefits otherwise limited by other provisions of the Internal Revenue Code. Specifically, the plan provides benefits to eligible individuals designated by the board of directors of the Company that cannot be provided under the employee stock ownership plan as a result of the limitations imposed by the Internal Revenue Code, but that would have been provided under the employee stock ownership plan but for such limitations. An individual's benefits under the supplemental executive retirement plan will generally become payable at the same time benefits become payable under the employee stock ownership plan.

      In addition to providing for benefits lost under tax-qualified plans as a result of limitations imposed by the Code, the supplemental executive retirement plan also makes-up lost employee stock ownership plan benefits to designated individuals in connection with the participant's retirement or upon a change in control prior to the complete scheduled repayment of the employee stock ownership plan loan. Generally, upon a participant's retirement or a change in control of the Company prior to complete repayment of the employee stock ownership plan loan, this provision provides the covered individual with a benefit equal to what the individual would have received under the employee stock ownership plan and the supplemental executive retirement plan had he remained employed throughout the schedule term of the employee stock ownership plan loan less the benefits actually provided under the employee stock ownership plan on behalf of such individual. An individual's benefits under the supplemental executive retirement plan becomes payable upon the participant's retirement or upon change in control of the Company.

      Expenses under the plan were $26,823 and $62,692 for the years ended September 30, 2003 and 2002, respectively. No amounts have been accrued for the costs of this plan related to a change in control.

21.   Bank-Owned Life Insurance

      The Company provides certain fringe benefits to employees, officers and directors that are funded through various single premium life insurance policies. Cash surrender values included in other assets at September 30, 2003 are as follows:

               Salary continuation plan        $1,313,613
               Director retirement plan         1,528,620
               Officer supplemental life        1,886,599
               Split-dollar executive life        611,384
                                               ----------
                                               $5,340,216
                                               ==========

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

21.   Bank-Owned Life Insurance (continued)

      The plans anticipate that the Company will maintain the insurance throughout the life of each insured person. In the event of a change in control of the Company, certain benefits vest, requiring an adjustment to the liability for the benefit carried on the books of the Company. No amounts have been accrued for the costs related to a change in control for the various plans funded through bank-owned life insurance.

      Salary Continuation Plan

      In October 2002 the company adopted a Salary Continuation Plan. Benefits are payable to two key individuals upon attainment of age 63 in monthly installments of $2,500 each for seventeen years. For the year ended September 30, 2003, the net cash surrender value increases accrued on the policies with a combined single premium of $1,250,000 were $63,613. Expenses accrued for the anticipated benefits were $47,675, based upon an interest rate of 8%.

      Director Retirement Plan

      In October 2002, the Company adopted a Director Retirement Plan. Each director is entitled to an annual $18,000 retirement benefit following attainment of age 70 or the end of the 5th full plan year, whichever is later. For the year ended September 30, 2003, the net cash surrender value increases accrued on the policies with a combined single premium of $1,458,000 were $70,620. Expenses accrued for the anticipated benefits were $57,604, based upon an interest rate of 8%.

      Officer Supplemental Life

      The Company provides supplemental life insurance to certain officers. No expense is accrued relative to this benefit, as the life insurance covers the anticipated pay-out.

      Split-Dollar Insurance

      Policies of $1,650,000 each are maintained on two executives, of which $1,100,000 of the insurance will be available to the estate of the insured executive. The Company will receive the remainder, thereby recovering its investment in the policy.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

22.   DutchFork Bancshares, Inc. Financial Statements (Parent Company Only)

      The following is condensed financial information of DutchFork Bancshares, Inc. (parent company only), the primary asset of which is its investment in the Bank, for the dates indicated.

                           DutchFork Bancshares, Inc.
                            Condensed Balance Sheets

                                                                        September 30,
                                                                  2003              2002
                                                              ------------      ------------
      Assets:
           Cash and short-term investments                    $    768,253      $  4,094,341
           Investment in subsidiary                             30,994,939        29,257,009
           Accounts receivable from subsidiary                     789,579            78,432
           Other                                                     5,000            47,887
                                                              ------------      ------------
               Total assets                                   $ 32,557,771      $ 33,477,669
                                                              ============      ============

      Liabilities and Stockholders' Equity:
           Capital stock                                            15,605            15,605
           Additional paid-in capital                           15,022,479        14,785,743
           Retained earnings                                    31,446,192        28,065,262
           Accumulated other comprehensive (loss)               (1,470,979)          193,388
           Unearned 2001 Stock-Based Incentive Plan               (809,608)         (962,070)
           Treasury stock                                      (10,543,034)       (7,468,233)
           Employee Stock Ownership Plan                        (1,102,884)       (1,152,026)
                                                              ------------      ------------
               Total stockholders' equity                       32,557,771        33,477,669
                                                              ------------      ------------

               Total liabilities and stockholders' equity     $ 32,557,771      $ 33,477,669
                                                              ============      ============

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

22. DutchFork Bancshares, Inc. Financial Statements (Parent Company Only) (continued)

                           DutchFork Bancshares, Inc.
                       Condensed Statements of Operations

                                                               Year Ended September 30,
                                                              -------------------------
                                                                 2003           2002
                                                              ----------     ----------
      Income:
           Interest                                           $  107,734     $  125,041
           Equity in undistributed earnings of subsidiary      3,501,393      2,549,489
                                                              ----------     ----------
               Total income                                    3,609,127      2,674,530
                                                              ----------     ----------

      Expenses:
           Filing fees                                        $   10,025     $    6,525
           Printing fees                                           9,873         10,543
           Registrar and transfer fees                             6,432          7,750
           Supervisory                                             6,625             --
           Professional fees                                     161,400        143,048
           Other expense                                           6,633          5,307
           Income tax                                             27,209         38,592
                                                              ----------     ----------
               Total expenses                                    228,197        211,765
                                                              ----------     ----------

      Net income                                              $3,380,930     $2,462,765
                                                              ==========     ==========

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

22. DutchFork Bancshares, Inc. Financial Statements (Parent Company Only) (continued)

                           DutchFork Bancshares, Inc.
                       Condensed Statements of Cash Flows

                                                                            September 30,
                                                                   ----------------------------
                                                                      2003             2002
                                                                   -----------      -----------
      Operating activities:
           Net income                                              $ 3,380,930      $ 2,462,765
           Adjustments to reconcile net income to net
              cash provided by:
               Incentive Plan shares issued                            177,414               --
               (Increase) decrease in investment of subsidiary      (3,402,297)       3,293,013
               (Increase) decrease in other assets                    (668,260)          95,749
               Increase (decrease) in other liabilities                     --         (418,983)
                                                                   -----------      -----------
                   Total cash provided by operations                  (512,213)       5,432,544
                                                                   -----------      -----------

      Financing activities:
           Purchase of treasury stock                               (3,074,801)      (3,791,955)
           Release of ESOP shares                                      260,926          273,916
           Exercise of stock options                                        --          128,262
                                                                   -----------      -----------
                   Total cash provided by financing activities      (2,813,875)      (3,389,777)
                                                                   -----------      -----------

      Net increase in cash and cash equivalents                     (3,326,088)       2,042,767
      Cash and cash equivalents at beginning of year                 4,094,341        2,051,574
                                                                   -----------      -----------
      Cash and cash equivalents at end of year                     $   768,253      $ 4,094,341
                                                                   ===========      ===========

      During the year ended September 30, 2003 and 2002, the Bank paid dividends of $3,800,000 and $2,200,000, respectively, to DutchFork Bancshares, Inc.

23.   Disposition of Land

      During the year ended September 30, 2003, the Company sold to two local not-for-profit organizations land with an appraised value of $1,500,000 at book value of $420,000. The excess of value over cost of $1,080,000 was recognized as income and recorded as a contribution.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

24.   Recent Accounting Pronouncements

      In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. No. 142 requires that goodwill and other intangible assets that have indefinite lives are to no longer be amortized but should be evaluated as least annually for impairment. No. 142 is effective for fiscal years beginning after December 15, 2001. The adoption of this standard did not have an effect on the financial position or operations of the Company.

      In July 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate can be made, and that the associated asset retirement costs be capitalized as part of the carrying amount of the long-lived asset. No. 143 was adopted by the Company for its fiscal year beginning October 1, 2002. The adoption of this standard did not have an effect on the financial position or operations of the Company.

      In August 2001, the FASB issued SFAS No. 144, Accounting for Impairment or Disposition of Long-Lived Assets. SFAS No. 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and by broadening the presentation of discounted operations to include primarily all disposable transactions. It further establishes criteria to determine when a long-lived asset is held for sale and establishes measurement criteria at the asset's or group of assets' lower of unamortized cost or fair value at the date the asset is reclassified as held and used. SFAS No. 144 was adopted by the Company upon its required effective date, for its fiscal year ended September 30, 2003. The adoption of this standard did not have an effect on the financial position of operations of the Company.

      FASB Technical Bulletin No. 01-1 deferred until 2002 application of the isolation standards of FASB SFAS No. 140 as applied to financial institutions. FASB SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, provides accounting and reporting standards for transfers of financial assets and extinguishments of liabilities based on a financial components approach that focuses on retention or surrender of control of such assets and liabilities. The Statement also requires the reclassification of financial assets pledged as collateral under certain circumstances. FASB SFAS No. 140 was effective for transfer and servicing of financial assets and extinguishment of liabilities occurring after March 31, 2001, and effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 31, 2000. The adoption of FASB SFAS No. 140 in 2001 and the deferral allowed by FASB Technical Bulletin No. 01-1 has not had any material effect on the financial position or operations of the Company.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

25.   Recent Accounting Pronouncements (continued)

      FASB SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections, addresses financial accounting and reporting for extinguishment of debt and for certain lease modifications that have economic effects similar to sale-leaseback transactions. This Statement requires that gains and losses from debt extinguishments that are part of an entity's recurring operations not be accounted for as extraordinary items. Furthermore, gains and losses from debt extinguishments that are not part of an entity's recurring operations are required to be evaluated using the criteria in Accounting Principals Board Opinion No. 30, Reporting the Results of Operations - Reporting the Effect of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions to determine whether extraordinary treatment is warranted for those transactions. The provisions of this Statement related to debt extinguishments are required to be applied in fiscal years beginning after May 15, 2002, with early application encouraged. Restatement is required for amounts that previously were classified as extraordinary, but that do not meet the criteria in Opinion No. 30 for extraordinary treatment. The Statement's other provisions were required to be applied either to transactions occurring after May 15, 2002 or for financial statements issued on or after May 15, 2002, with early application encouraged. The adoption of SFAS No.145 as of October 1, 2002 did not have an effect on the financial position or operations of the Company.

      FASB SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, addresses financial accounting and reporting for costs associated with exit or disposal activities. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized at its fair value when the liability is incurred, rather than the previous recognition of a liability at the date that an entity committed to an exit plan. The provisions of this Statement are effective for exit or disposal activities initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 is not expected to have an effect on the financial position or operations of the Company.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

26.   Recent Accounting Pronouncements (continued)

      SFAS No. 147, Acquisitions of Certain Financial Institutions, addresses the financial accounting and reporting for the acquisition of all or part of a financial institution, and provides guidance on accounting for the impairment or disposal of acquired long-term customer-relationship intangible assets. This Statement requires that acquisitions of all or part of a financial institution that meet the definition of a business combination be accounted for by the purchase method in accordance with SFAS No. 141, Business Combinations. Acquisitions that do not qualify as business combinations are to be accounted for in accordance with paragraphs 4-8 of Statement No. 141. This Statement also makes the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, applicable to long-term customer-relationship intangible assets recognized in the acquisition of a financial institution. The provisions of this Statement were generally effective as of October 1, 2002, with earlier application permitted. The adoption of this standard did not have a material effect on the financial position or operations of the Company.

      SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, amends SFAS No. 123 to provide alternative methods of transition for entities that voluntarily change to the fair value method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based compensation. The provisions of this Statement related to transition provisions and disclosure requirements were effective for financial statements for fiscal years ending after December 15, 2002. Adoption of this Statement as of December 15, 2002 did not have any material effect on the financial position or operations of the Company for the years ended September 30, 2003 and 2002, not is it expected to have any such effects on the Company's future financial position or results of operations.

      SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, amends Statement No. 133 by requiring that contracts with comparable characteristics be accounted for similarly and is effective for contracts entered into or modified after June 30, 2003. The adoption of this standard did not have an effect on the financial position or operations of the Company.

                           DutchFork Bancshares, Inc.
                                and Subsidiaries

27.   Recent Accounting Pronouncements (continued)

      SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003. This statement is not expected to have a material effect on the financial position or results of operations of the Company.

      The American Institute of Certified Public Accountants ("AICPA") Accouting Standards Executive Committee ("AcSEC") issued Statement of Position ("SOP") 01-6, Accounting for Certain Entities That Lend to or Finance the Activities of Others, that reconciles existing differences in the accounting and financial reporting guidance in the AICPA Audit and Accounting Guides for banks, credit unions and thrifts. The SOP is effective for fiscal years beginning after Decembert 15, 2001. The adoption of this SOP had no material effect on the financial position or operations of the Corporation.

      The FASB issued its Interpretation 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which addresses a guarantor's measurement and recognition of its liabilities under certain guarantee transactions at inception and provides for new disclosures regarding the nature and extent of such guarantees. The disclosure requirements are effective for interim and annual financial statements ending after December 15, 2002. FIN 45's initial recognition and measurement provisions are effective prospectively; that is, for guarantees issued or modified on or after January 1, 2003. The adoption of the disclosure provisions of this Interpretation as of December 31, 2002 had no material effect on the financial statements of the Company. Furthermore, the adoption of the Interpretation's measurement and recognition provisions as of January 1, 2003 is not expected to have any material adverse or beneficial effects on the financial position and operations of the Company.

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

STOCKHOLDER INFORMATION

The Annual Meeting of Stockholders will be held at Newberry Federal's Training/Meeting Room located at 1735 Wilson Road (entrance facing Alex Avenue), Newberry, South Carolina, on February 5, 2004 at 2:00 p.m., Eastern Time.

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

COMMON STOCK INFORMATION

The Company's common stock is traded on the Nasdaq SmallCap Market under the symbol "DFBS". As of September 30, 2003, there were 1,127,841 shares of common stock outstanding (including unreleased Employee Stock Ownership Plan ("ESOP") shares of 97,804, and unearned stock-based incentive plan shares of 43,073) and 423 stockholders, excluding persons or entities who hold stock in nominee or "street name".

The table below shows the high and low bid range of the Company's common stock for fiscal 2003 and 2002. These prices reflect inter-dealer prices without retail mark-up, mark-down or commissions, and may not necessarily represent actual transactions. The Company's common stock began trading on July 6, 2000. The Company did not pay any dividends during the years ended September 30, 2003 and 2002. The Company's ability to pay dividends depends primarily on the ability of the Bank to pay dividends to the Company. See Notes 11 and 17 for information regarding the Bank's dividend-paying ability. This information was provided by Bloomberg Professional.

                                                    High                 Low
                                                  --------            --------
Fiscal 2003
First Quarter                                     $ 27.490            $ 25.850
Second Quarter                                    $ 30.130            $ 27.250
Third Quarter                                     $ 34.760            $ 29.000
Fourth Quarter                                    $ 36.500            $ 31.240

Fiscal 2002
First Quarter                                     $ 21.450            $ 20.350
Second Quarter                                    $ 22.500            $ 20.400
Third Quarter                                     $ 26.400            $ 21.800
Fourth Quarter                                    $ 26.400            $ 23.000